UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2021

STERIS plc

(Exact Name of Registrant as Specified in Charter)

Ireland	001-38848	98-1455064
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

70 Sir John Rogerson’s Quay
Dublin 2, Ireland, D02 R296
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +353 1232 2000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.001 par value	STE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On April 1, 2021, STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (the “Issuer”), completed an offering of $1,350,000,000, in the aggregate, of its senior notes in two separate tranches: (i) $675,000,000 aggregate principal amount of the Issuer’s 2.700% Senior Notes due 2031 (the “2031 Notes”) and (ii) $675,000,000 aggregate principal amount of the Issuer’s 3.750% Senior Notes due 2051 (the “2051 Notes” and, together with the 2031 Notes, the “Notes”).

The Notes were issued pursuant to an Indenture, dated as of April 1, 2021 (the “Base Indenture”), among the Issuer, the Guarantors (as defined below) and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 1, 2021, among the Issuer, the Guarantors and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Each of STERIS plc, a public limited company incorporated under the laws of Ireland (“STERIS”), STERIS Corporation, an Ohio corporation, and STERIS Limited, a private limited company incorporated under the laws of England and Wales, (collectively, the “Guarantors”) guaranteed the Notes jointly and severally on a senior unsecured basis (the “Guarantees”). Each of the Issuer, STERIS Corporation and STERIS Limited are indirect wholly owned subsidiaries of STERIS.

The 2031 Notes will mature on March 15, 2031 and the 2051 Notes will mature on March 15, 2051. The Notes will bear interest at the rates set forth above. Interest on the Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2021 until their respective maturities.

Before December 15, 2030 (the “2031 Par Call Date”), in the case of the 2031 Notes, and before September 15, 2050 (the “2051 Par Call Date”), in the case of the 2051 Notes, the Issuer may, at any time, redeem some or all of the 2031 Notes and the 2051 Notes, respectively, at a redemption price equal to the greater of 100% of the principal amount and the “make-whole” price described in the Indenture, plus accrued and unpaid interest, to, but not including, the redemption date, assuming for such purpose that the 2031 Notes and the 2051 Notes matured on the 2031 Par Call Date and the 2051 Par Call Date, respectively. On or after the 2031 Par Call Date, in the case of the 2031 Notes, and the 2051 Par Call Date, in the case of the 2051 Notes, the Issuer may redeem the 2031 Notes and the 2051 Notes, respectively, at par, plus accrued and unpaid interest to, but not including, the redemption date.

Subject to certain limited exceptions, the Issuer and Guarantors have agreed to pay certain additional amounts to holders of the Notes from time to time in the event any payment made under the Notes or Guarantees is subject to withholding or deduction in respect of taxes imposed by certain taxing jurisdictions. Subject to certain limitations, in the event of certain changes in respect of taxes applicable to the Notes or Guarantees, the Issuer may redeem the Notes of a particular series, in whole, but not in part, at any time prior to the maturity date, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest on the Notes, if any, to, but not including, the redemption date, and all additional amounts, if any, then due and which will become due on the redemption date as a result of the redemption or otherwise.

Upon the occurrence of both (a) a change of control of STERIS or the first public announcement of a change of control by STERIS and (b) within a specified period in relation to the change of control or the announcement of the change of control, a downgrade of the Notes by at least two of Fitch, Inc., Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services from an investment grade rating to a rating below an investment grade rating, the Issuer may be required to purchase some or all of the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

If STERIS’s proposed acquisition (the “Acquisition”) of Cantel Medical Corp. (“Cantel”) pursuant to the Agreement and Plan of Merger, dated as of January 12, 2021, as amended on March 1, 2021 (the “Acquisition Agreement”), is not consummated, or the Acquisition Agreement is terminated, in each case, on or prior to April 12, 2022 (each, a “Special Mandatory Redemption Event”), the Issuer will be required to redeem all of the 2031 Notes then outstanding on the earlier to occur of (1) April 27, 2022 if the Acquisition has not been consummated on or prior April 12, 2022; or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Acquisition Agreement for any reason (each, a “Special Mandatory Redemption Date”). If a Special Mandatory Redemption Event occurs, the 2031 Notes then outstanding will be redeemed at 101% of the aggregate principal amount of the 2031 Notes then outstanding, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date. The 2051 Notes are not subject to any special mandatory redemption.

The Issuer received net proceeds from the issuance of the Notes of approximately $1,330.5 million after deducting the underwriters’ discount and estimated expenses. STERIS intends to use the net proceeds from the offering, together with borrowings under existing credit facilities, to fund the cash consideration of the Acquisition, as well as the refinancing, prepayment, replacement, redemption, repurchase, settlement upon conversion, discharge or defeasance of certain existing indebtedness of Cantel and its subsidiaries, transaction expenses, general corporate expenses and working capital needs.

The Notes are subject to the covenants in the Indenture, which include limitations on liens, limitations on sale and leaseback transactions and limitations on merger, consolidation and transfers of all or substantially all of the Issuer’s assets.

The Indenture contains customary events of default with respect to each series of Notes, including: (a) failure to pay principal or premium, if any, on the Notes when due; (b) failure to pay any interest or additional amounts on the Notes for 30 days after the interest or additional amount becomes due; (c) failure to redeem all outstanding 2031 Notes following the occurrence of a Special Mandatory Redemption Event; (d) failure to redeem all Notes tendered for repurchase following the occurrence of a change of control triggering event; (e) failure to perform, or breach of, any other covenant in the Indenture for 90 days after written notice thereof by the Trustee or by the holders of not less than 25% in principal amount of the outstanding Notes of such series; (f) acceleration of an aggregate amount of, or failure to pay, indebtedness in an aggregate amount of the greater of (i) $150.0 million or (ii) 3.0% of Consolidated Total Assets (as defined in the Base Indenture) of indebtedness of the Issuer or any Guarantor, if such acceleration is not rescinded or annulled; (f) specified events of bankruptcy, insolvency or reorganization involving the Issuer, any Guarantor or a Significant Subsidiary (as defined in the Base Indenture) of STERIS; and (g) any Guarantee ceases to be in full force and effect (except as contemplated by the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its Guarantee.

The foregoing summary of the Base Indenture, the Supplemental Indenture and the Notes is qualified in its entirety by reference to the full text of the Base Indenture, the Supplemental Indenture and the Notes, respectively, which are included as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4, respectively, hereto and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 8.01	Other Events.

Registration Statement

In connection with the Notes offering, on March 24, 2021, the Issuer and the Guarantors entered into an underwriting agreement with J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets, Inc., as representatives of the several underwriters named therein, relating to the sale of the Notes (the “Underwriting Agreement”).

In connection with the public offering of the Notes, STERIS is filing the exhibits to this Current Report on Form 8-K for the purpose of incorporating such exhibits in its Registration Statement on Form S-3 (SEC File No. 333-254608). The exhibits to this Current Report on Form 8-K are hereby incorporated into such Registration Statement by reference.

Regulatory Review of the Acquisition

The Acquisition is conditioned on, among other things, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On January 27, 2021, STERIS and Cantel each filed their required HSR Act filing with respect to the Acquisition, and on February 26, 2021, STERIS and Cantel each voluntarily withdrew its HSR filing, and re-filed such forms on March 1, 2021. On March 31, 2021 at 11:59 p.m. Eastern Time the waiting period under the HSR Act expired.

STERIS continues to anticipate completing the Acquisition during its first quarter of fiscal year 2022 (ending June 30, 2021), subject to the satisfaction or waiver of the closing conditions specified in the Acquisition Agreement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of March 24, 2021, by and among STERIS Irish FinCo Unlimited Company, the guarantors party thereto, and J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets, Inc., as representatives of the several underwriters named therein.

4.1	Indenture, dated as of April 1, 2021, among STERIS Irish FinCo Unlimited Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

4.2	First Supplemental Indenture, dated as of April 1, 2021, among STERIS Irish FinCo Unlimited Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

4.3	Form of 2.700% Notes due 2031 (included in Exhibit 4.2 hereof).

4.4	Form of 3.750% Notes due 2051 (included in Exhibit 4.2 hereof).

5.1	Opinion of Matheson.

5.2	Opinion of Jones Day.

5.3	Opinion of Jones Day.

23.1	Consent of Matheson (included in Exhibit 5.1 hereof).

23.2	Consent of Jones Day (included in Exhibit 5.2 hereof).

23.3	Consent of Jones Day (included in Exhibit 5.3 hereof).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Acquisition, STERIS filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The final proxy statement/prospectus will be mailed to stockholders of Cantel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, Cantel at its website, www.cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.STERIS.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Acquisition. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the Acquisition will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the Acquisition. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	the failure to obtain Cantel’s stockholder approval of the Acquisition;

•

the possibility that the closing conditions to the Acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the Acquisition;

•	delay in closing the Acquisition or the possibility of non-consummation of the Acquisition;

•

the risk that the cost savings and any other synergies from the Acquisition may not be fully realized or may take longer to realize than expected, including that the Acquisition may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the merger agreement;

•

the risk that shareholder/stockholder litigation in connection with the Acquisition may affect the timing or occurrence of the Acquisitions or result in significant costs of defense, indemnification and liability;

•	risks related to the disruption of the Acquisition to STERIS, Cantel and our respective managements;

•	risks relating to the value of the STERIS shares to be issued in the transaction;

•	the effect of announcement of the Acquisition on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

•	the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;

•	STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);

•	STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the Acquisition;

•

operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

•

STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

•

changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

•	the potential for increased pressure on pricing or costs that leads to erosion of profit margins;

•

the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

•

the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

•

the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

•	the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;

•	the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;

•

the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

•	the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;

•

the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

•

the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

•	the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;

•	STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and

•	other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS plc

By	/s/ J. Adam Zangerle
Name:	J. Adam Zangerle
Title:	Senior Vice President, General Counsel & Company Secretary

Dated: April 1, 2021

Exhibit 1.1

Execution Version

$1,350,000,000

STERIS Irish FinCo Unlimited Company

2.700% Senior Notes due 2031

3.750% Senior Notes due 2051

Underwriting Agreement

March 24, 2021

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

As Representatives of the

several Underwriters listed

in Schedule 1 hereto

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

STERIS Irish FinCo Unlimited Company, a public unlimited company organized under the laws of Ireland (the “Issuer”) and a wholly-owned subsidiary of STERIS plc, a public limited company organized under the laws of Ireland (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), $675,000,000 aggregate principal amount of its 2.700% Senior Notes due 2031 (the “2031 Notes”) and $675,000,000 aggregate principal amount of its 3.750% Senior Notes due 2051 (the “2051 Notes”, and, together with the 2031 Notes, the “Securities”). The Securities will be issued pursuant to an Indenture to be dated as of April 1, 2021 (the “Base Indenture”) among the Issuer, the Company and the guarantors listed in Schedule 2 hereto (together with the Company, the “Guarantors”), and U.S. Bank National Association, as trustee (the “Trustee”), as amended by a Supplemental Indenture to be dated as of April 1, 2021 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), and will be guaranteed on a senior unsecured basis by each of the Guarantors (the “Guarantees”).

The Issuer and the Guarantors hereby confirm their agreement with the several Underwriters concerning the purchase and sale of the Securities, as follows:

1. Registration Statement.

The Issuer has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form S-3 (File No. 333-254608), including a prospectus, relating to the Securities. Such registration statement, as amended at the time it became effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Preliminary Prospectus” means each prospectus included in such registration statement (and any amendments thereto) before effectiveness, any prospectus filed with the Commission pursuant to Rule 424(a) under the Securities Act and the prospectus included in the Registration Statement at the time of its effectiveness that omits Rule 430 Information, and the term “Prospectus” means the prospectus in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities. If the Issuer has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. Any reference in this agreement (this “Agreement”) to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

At or prior to 4:10 P.M. (New York City time) March 24, 2021, the time when sales of the Securities were first made (the “Time of Sale”), the Issuer had prepared the following information (collectively, the “Time of Sale Information”): a Preliminary Prospectus dated March 24, 2021, and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex A hereto.

On January 12, 2021, the Company and certain of its affiliates entered into an Agreement and Plan of Merger (the “Acquisition Agreement”) with Cantel Medical Corp.,

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a Delaware corporation (the “Target”). Pursuant to the Acquisition Agreement, on the terms and subject to the conditions set forth therein, the Company intends to acquire (the “Acquisition”) all of the issued and outstanding equity interests of the Target. The Securities are being offered in connection with the Acquisition. On or prior to the consummation of the offering of the Securities, the Issuer and each of the Guarantors intends to enter into (i) a new term loan credit agreement (the “Term Loan Credit Agreement”) providing for a $550 million senior unsecured term loan credit facility in place of the term loan agreement, dated November 18, 2020, (ii) a new revolving credit agreement (the “Revolving Credit Agreement”) providing for a $1,250 million senior unsecured revolving credit facility in place of the revolving credit agreement, dated March 23, 2018, and (iii) a new delayed term loan credit agreement (together with the Term Loan Credit Agreement and the Revolving Credit Agreement, the “New Credit Agreements”) providing for a $750 million senior unsecured term loan credit facility.

2. Purchase and Sale of the Securities.

(a) The Issuer agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Issuer the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to (i) with respect to the 2031 Notes, 99.247% of the principal amount thereof and (ii) with respect to the 2051 Notes, 98.645% of the principal amount thereof, in each case, plus accrued interest, if any, from April 1, 2021 to the Closing Date (as defined below). The Issuer will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

(b) The Issuer understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information. The Issuer acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(c) Payment for and delivery of the Securities will be made at the offices of Simpson Thacher & Bartlett LLP at 10:00 A.M., New York City time, on April 1, 2021, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Issuer may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date”.

(d) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Issuer to the Representatives against delivery to the nominee of The Depository Trust Company (“DTC”), for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Issuer. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

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(e) The Issuer and the Guarantors acknowledge and agree that each Underwriter is acting solely in the capacity of an arm’s length contractual counterparty to the Issuer and the Guarantors with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Issuer and the Guarantors or any other person. Additionally, neither the Representatives nor any other Underwriter is advising the Issuer, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Issuer and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Issuer or the Guarantors with respect thereto. Any review by the Representatives or any Underwriter of the Issuer, the Guarantors, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Representatives or such Underwriter, as the case may be, and shall not be on behalf of the Issuer or the Guarantors, as the case may be, or any other person.

3. Representations and Warranties of the Issuer and the Guarantors. The Issuer and the Guarantors jointly and severally represent and warrant to each Underwriter that (it being understood that (i) references to the Company and its subsidiaries in this Section 3 shall be deemed (unless otherwise indicated) to refer to the Company and its subsidiaries and the Target and its subsidiaries and (ii) express references to the Target and its subsidiaries shall refer to the Target and its subsidiaries, exclusively, but in each case to the extent that the Target and its subsidiaries are included in such reference, such representations and warranties shall be deemed qualified by the phrase “to the actual knowledge of the Issuer and the Guarantors”):

(a) Preliminary Prospectus. No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Issuer and the Guarantors make no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Issuer and the Guarantors in writing by such Underwriter through the Representatives expressly for use in any Preliminary Prospectus.

(b) Time of Sale Information. The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Issuer and the Guarantors make no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating

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to any Underwriter furnished to the Issuer and the Guarantors in writing by such Underwriter through the Representatives expressly for use in the Preliminary Prospectus, the Time of Sale Information or the Prospectus. No statement of material fact included in the Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Prospectus has been omitted therefrom.

(c) Issuer Free Writing Prospectus. The Issuer and the Guarantors (including their agents and representatives, other than the Underwriters in their capacity as such) have not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Issuer and the Guarantors or their agents and representatives (other than a communication referred to in clauses (i), (ii), (iii) and (iv) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Registration Statement, (iii) the Preliminary Prospectus, (iv) the Prospectus, (v) the documents listed on Annex A hereto, including a Pricing Term Sheet substantially in the form of Annex B hereto, which constitute part of the Time of Sale Information and (vi) any electronic road show or other written communications, in each case approved in writing in advance by the Representatives, including the Issuer’s investor presentation dated March 23, 2021. Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus accompanying, or delivered prior to delivery of, such Issuer Free Writing Prospectus, at the Time of Sale, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Issuer and the Guarantors make no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Issuer and the Guarantors in writing by such Underwriter through the Representatives expressly for use in any Issuer Free Writing Prospectus.

(d) Registration Statement and Prospectus. The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Issuer or the Guarantors. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Issuer or the Guarantors or related to the offering of the Securities has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act and the Trust Indenture Act of 1939,

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as amended, and the rules and regulations of the Commission thereunder (collectively, the “Trust Indenture Act”), and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Issuer makes no representation or warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Issuer in writing by such Underwriter through the Representatives expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto.

(e) Incorporated Documents. The documents incorporated by reference in each of the Registration Statement, the Prospectus and the Time of Sale Information, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) statements or omissions in the Registration Statement, the Time of Sale Information or the Prospectus based upon information relating to any Underwriter furnished to the Issuer or the Guarantors in writing by such Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act, of the Trustee.

(f) Financial Statements. The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries and the Target and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in each of the Registration Statement, the Prospectus and the Time of Sale Information present fairly in all material respects the

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information required to be stated therein; the other financial information included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus has been derived from the accounting records of the Company and its subsidiaries and the Target and its subsidiaries and presents fairly the information shown thereby; and the pro forma financial information and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus have been prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in each of the Registration Statement, the Time of Sale Information and the Prospectus. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Information fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(g) No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus, (i) there has not been any change in the capital stock (other than the issuance of ordinary shares of the Company upon the exercise of stock options described as outstanding in, and the grant and/or vesting of options and awards under existing equity incentive plans described in, the Registration Statement, the Time of Sale Information and the Prospectus) or long-term debt (excluding, to the extent applicable, long-term debt incurred under the Revolving Credit Agreement and/or any other revolving credit facility described in the Registration Statement, the Time of Sale Information and the Prospectus) of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock (other than the dividend declared by the Company on its ordinary shares and payable on March 25, 2021 to holders of record on February 24, 2021), or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) the Company and its subsidiaries, taken as a whole, have not sustained any material loss or interference with their business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in each of the Registration Statement, the Time of Sale Information and the Prospectus.

(h) Organization and Good Standing. The Issuer and each of the Guarantors have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all

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power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Issuer and the Guarantors of their obligations under this Agreement, the Securities and the Guarantees (a “Material Adverse Effect”). The subsidiaries listed in Schedule 3 to this Agreement are the only subsidiaries of the Company, except for those subsidiaries that, individually or when taken together, would not constitute a significant subsidiary of the Company.

(i) Capitalization. The Company has the authorized capitalization as set forth in each of the Registration Statement, the Time of Sale Information and the Prospectus under the heading “Capitalization”; and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary for directors’ qualifying shares and except as otherwise described in each of the Registration Statement, the Time of Sale Information and the Prospectus) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party (collectively, “Liens”), except as described in each of the Registration Statement, the Time of Sale Information and the Prospectus.

(j) Due Authorization. The Issuer and each of the Guarantors has full right, power and authority to execute and deliver, as applicable, this Agreement, the Securities, the Guarantees and the Indenture (including each Guarantee set forth therein) (collectively, the “Transaction Documents”) and to perform their respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(k) The Indenture. The Indenture has been duly authorized by the Issuer and each of the Guarantors and on the Closing Date will be duly executed and delivered by the Issuer and each of the Guarantors and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Issuer and each of the Guarantors enforceable against the Issuer and each of the Guarantors in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”); and on the Closing Date the Indenture will conform in all material respects to the requirements of the Trust Indenture Act.

(l) The Securities and the Guarantees. The Securities have been duly authorized by the Issuer and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer

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enforceable against the Issuer in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Guarantees have been duly authorized by each of the Guarantors and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(m) Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Issuer and each of the Guarantors.

(n) [Reserved].

(o) Acquisition Agreement. The Acquisition Agreement has been duly authorized, executed and delivered by the Company and its affiliates that are parties thereto, and constitutes a valid and legally binding agreement of such parties enforceable against such parties in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(p) Descriptions of the Transaction Documents. Each Transaction Document conforms in all material respects to the description thereof contained in each of the Registration Statement, the Time of Sale Information and the Prospectus.

(q) No Violation or Default. Neither the Issuer nor any of the Guarantors is in violation of its constitution, charter or by-laws or similar organizational documents. Neither the Company nor any of its subsidiaries is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property or asset of the Company or any of its subsidiaries is subject or in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(r) No Conflicts. The execution, delivery and performance by the Issuer and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities, the issuance of the Guarantees and compliance by the Issuer and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject, (ii)

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result in any violation of the provisions of its constitution, charter or by-laws or similar organizational documents of the Issuer or any of the Guarantors or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Issuer and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities, the issuance of the Guarantees and compliance by the Issuer and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for (i) the registration of the Securities and the Guarantees under the Securities Act, (ii) the qualification of the Indenture under the Trust Indenture Act, (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters or (iv) such as the Issuer and the Guarantors are not required to have obtained or made as of the date of this Agreement, but will be obtained or made as of the Closing Date or within the prescribed period under applicable law or administrative regulation.

(t) Legal Proceedings. Except as described in each of the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; no such Actions are threatened or, to the knowledge of the Issuer and each of the Guarantors, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending Actions that are required under the Securities Act to be described in the Registration Statement or the Prospectus that are not so described in the Registration Statement, the Time of Sale Information and the Prospectus and (ii) there are no contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or contracts, statutes or regulations required to be described in the Registration Statement and the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the Time of Sale Information and the Prospectus.

(u) Independent Accountants. Ernst & Young LLP (“E&Y”), who have certified certain financial statements of the Company and its subsidiaries and Deloitte & Touche LLP (“Deloitte”), who have certified certain financial statements of the Target and its subsidiaries, are each an independent registered public accounting firm with respect to the Company and the Target, as applicable, and their respective subsidiaries within the

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applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act. RSM US LLP (“RSM”), who have certified certain financial statements of Dental Holding, LLC and its subsidiaries, is an independent public accounting firm with respect to Dental Holding, LLC within the meaning of Rule 101 of the Code of Professional Conduct of the American Institute of Certified Public Accountants and its interpretations and rulings thereunder.

(v) Title to Real and Personal Property. The Company and its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, charges, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(w) Intellectual Property. Except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) the Company and its subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses; (ii) the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property; and (iv) to the knowledge of the Issuer and any Guarantor, the Intellectual Property of the Company and their subsidiaries is not being infringed, misappropriated or otherwise violated by any person.

(x) No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers, suppliers or other affiliates of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in each of the Registration Statement and the Prospectus and that is not so described in such documents and in the Time of Sale Information.

(y) Investment Company Act. Neither the Issuer, nor any of the Guarantors is, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Registration Statement, the Time of Sale Information and the Prospectus, will be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

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(z) Taxes. The Company and its subsidiaries have paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof (except for cases in which the failure to file or pay would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect); and except as otherwise disclosed in each of the Registration Statement, the Time of Sale Information and the Prospectus, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets (except for cases where a tax deficiency would not reasonably be expected to have a Material Adverse Effect).

(aa) Licenses and Permits. The Company and its subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Registration Statement, the Time of Sale Information and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and except as described in each of the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course, except for such notices, revocations or modifications as would not reasonably be expected to have a Material Adverse Effect.

(bb) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Issuer and each of the Guarantors, is contemplated or threatened and neither the Issuer nor any Guarantor is aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Company’s subsidiaries’ principal suppliers, contractors or customers, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(cc) Certain Environmental Matters. (i) The Company and its subsidiaries (x) are in compliance with all applicable federal, state, local and foreign laws (including common law), rules, regulations, requirements, binding decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution or the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under any Environmental Laws to conduct their respective businesses; and (z) have not received written or, to the knowledge of the Company, oral notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) to the knowledge of

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the Company, there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Prospectus, (x) there is no proceeding that is pending, or that is known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceeding regarding which it is reasonably believed no material monetary sanctions will be imposed, (y) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws that would reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (z) none of the Company or its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(dd) Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company under Section 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan, excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i)(4) of ERISA), and no Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) is in “endangered status” or “critical status” (within the meaning of Section 305(b) of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to a Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including any Multiemployer Plan); and (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and members of the Controlled Group (as applicable)

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compared to the amount of such contributions made in the Company’s and the Controlled Group members’ most recently completed fiscal year (as applicable); or (B) a material increase in the current fiscal year in the Company’s and its subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company’s and its subsidiaries’ most recently completed fiscal year, except, in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

(ee) Disclosure Controls. (i) The Company and its subsidiaries (excluding the Target and its subsidiaries) maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that complies with the requirements of the Exchange Act and that has been designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries (excluding the Target and its subsidiaries) have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(ii) The Target and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that has been designed to ensure that information required to be disclosed by the Target in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Target’s management as appropriate to allow timely decisions regarding required disclosure.

(ff) Accounting Controls. The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and its subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the

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Registration Statement, the Prospectus and the Time of Sale Information is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Except as disclosed in each of the Registration Statement, the Time of Sale Information and the Prospectus, there are no material weaknesses or significant deficiencies in the Company’s internal controls.

(gg) Insurance. The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are, in the Company’s reasonable judgment, adequate to protect the Company and its subsidiaries and their respective businesses against losses and risks in the businesses in which the Company and its subsidiaries are engaged; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business, in each case at a cost that would not reasonably be expected to have a Material Adverse Effect.

(hh) No Unlawful Payments. Neither the Company nor any of its subsidiaries, nor, any director or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company or any of its subsidiaries, any employee, agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries has (i) used any Company funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) offered, promised or authorized any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, maintain and enforce policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(ii) Compliance with Anti-Money Laundering Laws and Controlled Substances Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued,

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administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”) and with all relevant laws, rules, and regulations pertinent to cannabis and controlled substances, including but not limited to the Controlled Substances Act, of all jurisdictions where the Company or any of its subsidiaries conduct business (the “Controlled Substance Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws or Controlled Substance Laws is pending or, to the knowledge of the Issuer or any of the Guarantors, threatened. The Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder to violate Anti-Money Laundering Laws or Controlled Substances Laws.

(jj) No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company or any of its subsidiaries, any employee, agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company, any of its subsidiaries or any of the Guarantors located, organized or resident in a country or territory that is the subject of comprehensive Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject of Sanctions, in violation of Sanctions (ii) to fund or facilitate any activities of or business in any Sanctioned Country in violation of Sanctions or (iii) in any other manner that would reasonably be expected to result in a violation by any person (including any person participating in the transaction, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject of Sanctions or with any Sanctioned Country, in each instances where the dealing or transaction resulted in a violation of Sanctions.

(kk) No Restrictions on Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company, except for any such restrictions as described in each of the Registration Statement, the Time of Sale Information and the Prospectus or as provided in the Acquisition Agreement or the New Credit Agreements.

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(ll) No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities.

(mm) No Stabilization. Neither the Issuer nor any of the Guarantors has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(nn) Margin Rules. Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Issuer as described in each of the Registration Statement, the Time of Sale Information and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(oo) [Reserved].

(pp) Statistical and Market Data. Nothing has come to the attention of the Issuer or any Guarantor that has caused the Issuer or such Guarantor to believe that the statistical and market-related data included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(qq) Cybersecurity; Data Protection. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear, to the knowledge of the Company, of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and, (i) there have been no breaches, violations, outages or unauthorized uses of or accesses to the same, that are known to the Company, except for those that have been or are reasonably expected to be remedied without material cost or liability, nor (ii) except as would not reasonably be expected to result in a Material Adverse Effect, any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

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(rr) FDA Compliance. The Company and its subsidiaries possess all licenses, exemptions, certificates, approvals, clearances, authorizations (including emergency use authorizations), registrations, permits, and supplements or amendments issued by the appropriate federal, state or foreign regulatory authorities, including the U.S. Food and Drug Administration (“FDA”), the U.S. Department of Health and Human Services, the Drug Enforcement Administration, and comparable state and foreign governmental or regulatory agencies (collectively, “Regulatory Authorities”), necessary to conduct their respective businesses or required by any applicable law, statute, rule or regulation, and neither the Company nor any of its subsidiaries has received any written notice relating to the revocation, suspension or modification of any such license, exemption, certificate, approval, clearance, authorization, registration or permit, and has no knowledge that any Regulatory Authorities are taking or considering such action. Except as would not reasonably be expected to result in a Material Adverse Effect, the Company and its subsidiaries (i) are, and at all times have been in compliance with all laws, statutes, rules, and regulations of the Regulatory Authorities and the laws, statutes, rules, and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labelling, promotion, sale, offer for sale, storage, import, export or disposal of any product developed, manufactured, processed, distributed, marketed, labeled, promoted, sold, offered for sale, imported, exported or disposed by the Company and its subsidiaries (“Applicable Regulatory Laws”); and (ii) have not received any FDA Form 483, written notice of adverse finding, warning letter, untitled letter, letter of admonition or other correspondence or written notice from any court or arbitrator or governmental authority or Regulatory Authorities alleging or asserting non-compliance with (x) any Applicable Regulatory Laws or (y) any licenses, exemptions, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Regulatory Laws, except in each case any of the same that have been closed.

(ss) Regulatory Filings. Except as would not reasonably be expected to result in a Material Adverse Effect, (i) the Company and its subsidiaries have not failed to file with the Regulatory Authorities or any other governmental authorities any required filing, declaration, listing, registration, report or submission as required by any applicable laws, statutes, rules, and regulations; (ii) all such filings, declarations, listings, registrations, reports or submissions were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission) and were in compliance with applicable laws when filed; and (iii) no deficiencies regarding compliance with applicable laws, statutes, rules or regulations have been asserted by any Regulatory Authorities or any other governmental authorities with respect to any such filings, declarations, listings, registrations, reports or submissions.

(tt) Tests, Studies, and Preclinical and Clinical Trials. (i) The studies, tests, research and preclinical and clinical trials conducted by or on behalf of or sponsored by the Company or its subsidiaries, or in which the Company or its subsidiaries have participated, were, and if still ongoing are, being conducted in all material respects in accordance with all Applicable Regulatory Laws, current Good Clinical Practices, current Good Laboratory Practices, standard medical and scientific research standards and procedures, each as applicable, and any applicable laws, statutes, rules, and regulations

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of the jurisdiction in which such studies, tests, research, and trials are being conducted; (ii) the descriptions of the results of such studies, tests, research, and trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; (iii) the Company and its subsidiaries have no knowledge of any results of any other studies, tests, research or trials that are inconsistent with or call into question the results of studies, tests, research, and trials conducted by or on behalf of or sponsored by the Company or its subsidiaries; (iv) the Company and its subsidiaries have operated at all times and are currently in material compliance with all Applicable Regulatory Laws; (v) the Company and its subsidiaries have not received any written notices, correspondence or other communications from Regulatory Authorities or any other governmental authorities requiring or threatening the termination, material modification or suspension of any studies, tests, research or trials, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies, tests, research or trials, and to the knowledge of the Company, there are no reasonable grounds for the same; and (vi) the Company and its subsidiaries have obtained, or caused to be obtained, informed consent by or on behalf of each human subject who participated in a Company or subsidiary study, test, research or trial.

(uu) Health Care Laws. The Company and its subsidiaries are, and at all times have been, in compliance, in all material respects, with all applicable Health Care Laws, and have taken any required and necessary actions to comply with all applicable Health Care Laws. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act, as amended; (ii) federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b), the civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Act and False Statements Law (42 U.S.C. Section 1320a-7b(a)), 18 U.S.C. Sections 286 and 287), and the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the Civil Monetary Penalties Law (42 U.S.C. Sections 1320a-7a), the Exclusions Law (42 U.S.C. Section 1320a-7), Section 6002 of the Patient Protection and Affordable Care Act (Pub. L. No. 111-148), commonly known as Open Payments or the Physician Payments Sunshine Act (42 U.S.C. Section 1320-7h); (iii) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.) and laws governing the privacy, security or confidentiality of health information or medical records; (iv) the Social Security Act, as amended, including Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act); and (v) the regulations promulgated pursuant to such statutes and any state or foreign counterpart thereof. Neither the Company nor any of its subsidiaries has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or Regulatory Authority or other governmental authority or third party alleging that any product, operation or activity is in violation of any Health Care Laws nor, to the knowledge of Company and its subsidiaries, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration, or other action threatened. Neither the Company nor any of its subsidiaries is a party to any material corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement

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orders, plans of correction or similar agreements with or imposed by any Regulatory Authority or other governmental authority. Additionally, neither the Company, nor any of its subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company and its subsidiaries, agents has been excluded, suspended, debarred or disqualified from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company or its subsidiaries, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in exclusion, suspension, debarment or disqualification.

(vv) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(ww) Status under the Securities Act. The Issuer is not an ineligible issuer as defined under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Securities.

(xx) Stamp Taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid by or on behalf of the Underwriters in Ireland or the United Kingdom, or any political subdivision or taxing authority thereof, in connection with the execution and delivery of the Transaction Documents or the offer or sale of the Securities.

(yy) No Withholding Tax. Except as described in each of the Registration Statement, the Time of Sale Information and the Prospectus, all payments to be made by the Issuer or the Guarantors on or by virtue of the execution, delivery, performance or enforcement of the Transaction Documents and all interest, principal, premium, if any, additional amounts, if any, and other payments under the Transaction Documents, under the current laws and regulations of the United States of America, Ireland or the United Kingdom, or any political subdivision thereof or any other applicable taxing jurisdiction (each, a “Taxing Jurisdiction”), will not be subject to withholding, duties, levies, deductions, charges or other taxes under the current laws and regulations of the Taxing Jurisdiction and are otherwise payable free and clear of any other withholding, duty, levy, deduction, charge or other tax in the Taxing Jurisdiction and without the necessity of obtaining any governmental authorization in the Taxing Jurisdiction.

(zz) No Immunity. None of the Issuer, any of the Guarantors, or any of their respective properties, assets or revenues is subject to any right or immunity under Ireland, United Kingdom, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of Ireland, the United Kingdom, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective

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obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Issuer, the Guarantors or any of their respective subsidiaries or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by the Transaction Documents, may at any time be commenced, the Issuer and each of the Guarantors have, pursuant to Section 16(d) of this Agreement, waived, and it will waive, or will cause their respective subsidiaries to waive, such right to the extent permitted by law.

(aaa) Enforcement of Foreign Judgments. Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Issuer or any Guarantor based upon any of the Transaction Documents (i) would be declared enforceable against the Issuer or such Guarantor by the courts of the United Kingdom, without reconsideration or reexamination of the merits, and (ii) would be recognised and enforced by the courts of Ireland subject to first obtaining by way of a new action an order from the Irish courts which would be granted on proper proof of the judgment without any retrial or examination of the merits of the case provided that:

(1)	the judgment is for a definite sum of money and is final and conclusive;

(2)	the court which gives the judgment had competent jurisdiction;

(3)	the judgment has not been obtained or alleged to have been obtained by fraud;

(4)	procedural rules of the court giving the judgment have been observed;

(5)	the judgment is not contrary to public policy or natural or constitutional justice;

(6)	the judgment is not inconsistent with a judgment of the courts of Ireland in relation to the same matter;

(7)	the Irish courts have jurisdiction over the matter; and

(8)	enforcement proceedings are instituted in Ireland by way of the new action within six years of the date of the judgment.

(bbb) Valid Choice of Law. The choice of laws of the State of New York as the governing law of the Transaction Documents is a valid choice of law under the laws of Ireland and the United Kingdom and will be honored by the courts of Ireland and the United Kingdom.

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(ccc) Submission to Jurisdiction. The Issuer and each of the Guarantors have the power to submit, and pursuant to Section 16(d) of this Agreement and the Indenture have legally, validly, effectively and irrevocably submitted, to the exclusive jurisdiction of any U.S. federal or New York state court located in The City of New York; and have the power to designate, appoint and empower, and pursuant to Section 16(d) of this Agreement and the Indenture, have legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement or the Indenture, as applicable, in any U.S. federal or New York state court located in The City of New York.

(ddd) Exchange Controls. No exchange control authorization or any other authorization, approval, consent or license of any governmental or regulatory authority or court in Ireland or the United Kingdom is required for the payment of any amounts payable under the Transaction Documents and, except as disclosed in each of the Time of Sale Information and the Prospectus, all interest, principal, premium, if any, additional amounts, if any, and other payments on or under the Transaction Documents may be paid in Euros that may be converted into another currency and freely transferred out of Ireland or the United Kingdom, without the necessity of obtaining any governmental authorization in Ireland, the United Kingdom or any political subdivision or taxing authority thereof or therein.

(eee) Indemnification and Contribution. The indemnification and contribution provisions set forth in Section 7 hereof do not contravene Irish law. While it is the courts of Ireland that determine on a case by case basis what the public policy of Ireland is, at the date hereof, the Issuer is not aware of any circumstances concerning the indemnification and contribution provisions set forth in Section 7 hereof which would give rise to an Irish court holding that such choice violates Irish public policy.

(fff) No Requirement to Qualify to do Business. It is not necessary under the laws of Ireland or the United Kingdom that any holder of the Securities, or the Underwriters should be licensed, qualified or entitled to carry on business in Ireland or the United Kingdom, (i) to enable any of them to enforce their respective rights under the Transaction Document or the consummation of the transactions contemplated hereby or thereby or any other document to be delivered in connection herewith or therewith, provided that such party is not otherwise carrying on a business in the applicable jurisdiction or (ii) solely by reason of the execution, delivery or performance of any such document.

(ggg) No Requirement to File or Record. This Agreement and the other Transaction Documents are in proper legal form under the laws of Ireland and the United Kingdom for the enforcement thereof in Ireland and the United Kingdom against the Issuer and the Guarantors, and to ensure the legality, enforcement or admissibility into evidence of this Agreement and any other Transaction Document in Ireland and the United Kingdom, it is not necessary for this Agreement or any such Transaction Document, as the case may be, to be filed or recorded with any court or other authority

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in Ireland or the United Kingdom or that any tax or fee be paid in Ireland or the United Kingdom on or in respect of this Agreement or such Transaction Document, as the case may be, or any other document, other than court costs (including, without limitation, filing fees). This Agreement and the other Transaction Documents are in proper legal form under the laws of the State of New York for the enforcement thereof in the State of New York against the Issuer and the Guarantors, and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement and any other Transaction Document in the State of New York that this Agreement or any such Transaction Document, as the case may be, be filed or recorded with any court or other authority in the State of New York or that any tax or fee be paid in the State of New York on or in respect of this Agreement or such Transaction Document, as the case may be, or any other document, other than court costs, including (without limitation) filing fees.

(hhh) No Ireland or United Kingdom Domicile. None of the holders of the Securities, the Underwriters or the Trustee will be deemed resident, domiciled, carrying on business or subject to taxation in Ireland or the United Kingdom on an overall income basis solely by the execution, delivery, performance or enforcement of the Transaction Documents or the issuance or sale of the Securities or by virtue of the ownership or transfer of Securities or the receipt of payments on any of the Transaction Documents.

4. Further Agreements of the Issuer and the Guarantors. The Issuer and the Guarantors jointly and severally covenant and agree with each Underwriter that:

(a) Required Filings. The Issuer and the Guarantors will file the final Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, will file any Issuer Free Writing Prospectus (including the Pricing Term Sheet referred to in Annex B hereto) to the extent required by Rule 433 under the Securities Act; and the Issuer will file promptly all reports and any definitive proxy or information statements required to be filed by the Issuer with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and the Issuer will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request. The Issuer or the Company will pay the registration fees for this offering within the time period required by Rule 456(b)(1)(i) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(b) Delivery of Copies. The Issuer will deliver, without charge, (i) to the Representatives, two signed copies of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) to each Underwriter (A) a conformed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and (B) during the

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Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c) Amendments or Supplements; Issuer Free Writing Prospectuses. Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, whether before or after the time that the Registration Statement becomes effective the Issuer will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object.

(d) Notice to the Representatives. The Issuer will advise the Representatives promptly, and confirm such advice in writing, (i) when the Registration Statement has become effective; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Prospectus or any Issuer Free Writing Prospectus or any amendment to the Prospectus or any Issuer Free Writing Prospectus has been filed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission or any other governmental or regulatory authority of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Prospectus, any Time of Sale Information or any Issuer Free Writing Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event or development within the Prospectus Delivery Period as a result of which the Prospectus, any of the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vii) of the receipt by the Issuer or the Guarantors of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (viii) of the receipt by the Issuer or the Guarantors of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Issuer or the Guarantors will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus,

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any of the Time of Sale Information, Issuer Free Writing Prospectus or the Prospectus, or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e) Time of Sale Information. If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Issuer will promptly notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Time of Sale Information (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented (including such documents to be incorporated by reference therein) will not, in the light of the circumstances under which they were made, be misleading or so that any of the Time of Sale Information will comply with law.

(f) Ongoing Compliance. If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Issuer will promptly notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectus (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Prospectus as so amended or supplemented including such documents to be incorporated by reference therein will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law.

(g) Blue Sky Compliance. The Issuer will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; provided that neither the Issuer nor any of the Guarantors shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Earning Statement. The Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the

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Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(i) Clear Market. During the period from the date hereof through and including the Closing Date, the Issuer and each of the Guarantors will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Issuer or any of the Guarantors and having a tenor of more than one year.

(j) Use of Proceeds. The Issuer will apply the net proceeds from the sale of the Securities as described in each of the Registration Statement, the Time of Sale Information and the Prospectus under the heading “Use of proceeds”.

(k) DTC. The Issuer will assist the Underwriters in arranging for the Securities to be eligible for clearance and settlement through DTC.

(l) No Stabilization. Neither the Issuer nor any of the Guarantors will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities (it being understood that the Issuer and the Guarantors make no representation as to the actions taken by or on behalf of any Underwriter in connection with the offering of the Securities).

(m) [Reserved].

(n) Exchange Listing. The Issuer will use commercially reasonable efforts to list, subject to notice of issuance, the Securities on The New York Stock Exchange (the “Exchange”).

(o) Record Retention. The Issuer will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(p) Tax Gross-Up. The Issuer and each of the Guarantors agree with each of the Underwriters to make all payments under this Agreement without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever imposed by any Taxing Jurisdiction, unless the Issuer or any such Guarantor, as the case may be, is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Issuer or such Guarantor, as the case may be, shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction will equal the amounts that would have been received if no withholding or deduction has been made, except to the extent that such taxes, duties or charges (a) were imposed due to some connection of an Underwriter with the Taxing Jurisdiction other than the mere entering into of this Agreement or the receipt of payments, performance of obligations or enforcement of rights hereunder or (b) would not have been imposed but for the failure of such Underwriter to comply with any reasonable certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of the Underwriter if such

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compliance is timely requested by the Issuer or the relevant Guarantor and required or imposed by law as a precondition to an exemption from, or reduction in, such taxes, duties or other charges. The Issuer and each of the Guarantors, jointly and severally, further agree to indemnify and hold harmless the Underwriters against any documentary, stamp, sales, transfer, transaction or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities, and on the execution, delivery, performance and enforcement of the Transaction Documents.

5. Certain Agreements of the Underwriters. Each Underwriter hereby represents and agrees that:

(a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Issuer and not incorporated by reference into the Registration Statement and any press release issued by the Issuer) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Annex A or prepared pursuant to Section 3(c) or Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Issuer in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”). Notwithstanding the foregoing, the Underwriters may use the Pricing Term Sheet referred to in Annex B hereto without the consent of the Issuer.

(b) It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering of the Securities (and will promptly notify the Issuer if any such proceeding against it is initiated during the Prospectus Delivery Period).

6. Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the performance by the Issuer and each of the Guarantors of their respective covenants and other obligations hereunder and to the following additional conditions:

(a) Registration Compliance; No Stop Order. No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) Representations and Warranties. The representations and warranties of the Issuer and the Guarantors contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Issuer, the Guarantors and their respective officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

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(c) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock issued or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined under Section 3(a)(62) under the Exchange Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock issued or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. No event or condition of a type described in Section 3(g) hereof shall have occurred or shall exist, which event or condition is not described in each of the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(e) Officer’s Certificate. The Representatives shall have received on and as of the Closing Date a certificate of an executive officer or director, or individual serving in a similar capacity, of the Issuer and of each Guarantor who has specific knowledge of the Issuer’s or such Guarantor’s financial matters and is satisfactory to the Representatives (i) confirming that such officer or director has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectus and, to the knowledge of such officer or director, the representations set forth in Sections 3(b) and 3(d) hereof are true and correct, (ii) confirming that the other representations and warranties of the Issuer and the Guarantors in this Agreement are true and correct and that the Issuer and the Guarantors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f) Comfort Letters. On the date of this Agreement and on the Closing Date, E&Y, Deloitte and RSM shall have furnished to the Representatives, at the request of the Issuer, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus; provided that the letters delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to the Closing Date.

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(g) Opinion and 10b-5 Statement of Counsel for the Issuer and the Guarantors. Jones Day, counsel for the Issuer, shall have furnished to the Representatives, at the request of the Issuer, their written opinion and 10b-5 statement, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(h) Opinion and 10b-5 Statement of Counsel for the Underwriters. The Representatives shall have received on and as of the Closing Date an opinion and 10b-5 statement, addressed to the Underwriters, of Simpson Thacher & Bartlett LLP, counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(i) Opinion of Irish Counsel for the Issuer and the Guarantors. Matheson, Irish counsel for the Issuer, shall have furnished to the Representatives, at the request of the Issuer, their written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(j) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees.

(k) Good Standing. The Representatives shall have received on and as of the Closing Date a good standing certificate or similar certificate from the jurisdiction of formation of the Issuer and each Guarantor, but only where such concept is applicable (it being understood that no such certificate will be provided for any entity organized under the laws of England and Wales or Ireland).

(l) DTC. The Securities shall be eligible for clearance and settlement through DTC.

(m) Indenture and Securities. The Indenture shall have been duly executed and delivered by a duly authorized officer or director of the Issuer, each of the Guarantors and the Trustee, and the Securities shall have been duly executed and delivered by a duly authorized officer or director of the Issuer and duly authenticated by the Trustee.

(n) Additional Documents. On or prior to the Closing Date, the Issuer shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

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7. Indemnification and Contribution.

(a) Indemnification of the Underwriters. The Issuer and each of the Guarantors jointly and severally agree to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable and documented legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Issuer in writing by such Underwriter through the Representatives expressly for use therein.

(b) Indemnification of the Issuer and the Guarantors. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Issuer, each of the Guarantors, each of its respective directors and officers who signed the Registration Statement and each person, if any, who controls the Issuer or the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Issuer in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information consists of the following items in the Preliminary Prospectus and the Prospectus: the names of the Underwriters which appear on the front and back covers and under the heading “Underwriting,” the third paragraph under the heading “Underwriting,” the first paragraph under the heading “Underwriting—Stabilization, short positions and penalty bids” and the seventh sentence in the first paragraph under the heading “Underwriting—New issue of notes.”

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify

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the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the reasonable and documented fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the reasonable and documented fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Issuer, the Guarantors, their respective directors and officers who signed the Registration Statement and any control persons of the Issuer and the Guarantors shall be designated in writing by the Issuer. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

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(d) Contribution. If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantors on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Issuer and the Guarantors on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Issuer and the Guarantors from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of the Issuer and the Guarantors on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or any Guarantor or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Issuer, the Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

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(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

8. Effectiveness of Agreement. This Agreement shall become effective as of the date first written above.

9. Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Issuer, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by the Issuer or any of the Guarantors shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

10. Defaulting Underwriter.

(a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Issuer on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Issuer shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Issuer may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Issuer or counsel for the Underwriters may be necessary in the Registration Statement, the Time of Sale Information and the Prospectus or in any other document or arrangement, and the Issuer agrees to promptly prepare any amendment or supplement to the Registration Statement, the Time of Sale Information and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Issuer as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Issuer shall have the right to require each non-defaulting

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Underwriter to purchase the principal amount of Securities that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Issuer as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Issuer shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Issuer or the Guarantors, except that the Issuer and each of the Guarantors will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Issuer, the Guarantors or any non-defaulting Underwriter for damages caused by its default.

11. Payment of Expenses.

(a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Issuer and each of the Guarantors jointly and severally agree to pay or cause to be paid all costs and expenses incident to the performance of their respective obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Issuer’s and the Guarantors’ counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters) not to exceed $10,000; (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, the Financial Industry Regulatory Authority, and the approval of the Securities for book-entry transfer by DTC; (ix) all expenses incurred by the Issuer in connection with any “road show” presentation to potential investors (including up to 50% of the expense of any chartered aircraft jointly used); and (x) all expenses and application fees related to the listing of the Securities on the Exchange.

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(b) If (i) this Agreement is terminated pursuant to Section 9, (ii) the Issuer for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement, the Issuer and each of the Guarantors jointly and severally agree to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Issuer, the Guarantors and the Underwriters contained in this Agreement or made by or on behalf of the Issuer, the Guarantors or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Issuer, the Guarantors or the Underwriters.

14. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; and (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “significant subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Exchange Act.

15. Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Issuer, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

16. Miscellaneous.

(a) Authority of the Representatives. Any action by the Underwriters hereunder may be taken by J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. on behalf of the Underwriters, and any such action taken by J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. shall be binding upon the Underwriters.

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(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representatives c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: 212-834-6081); Attention: Investment Grade Syndicate Desk; BofA Securities, Inc., 1540 Broadway, NY8-540-26-02, New York, New York 10036 (fax: 646-855-5958); Attention: High Grade Transaction Management/Legal; and Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: 646-291-1469); Attention: General Counsel. Notices to the Issuer and the Guarantors shall be given to them at STERIS plc, 5960 Heisley Rd., Mentor, Ohio 44060, (fax: 440-357-2344); Attention: Adam Zangerle.

(c) Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d) Submission to Jurisdiction. The Issuer and each of the Guarantors hereby submit to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Issuer and each of the Guarantors waive any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. Each of the Issuer and each of the Guarantors agree that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Issuer and each Guarantor, as applicable, and may be enforced in any court to the jurisdiction of which Issuer and each Guarantor, as applicable, is subject by a suit upon such judgment. The Issuer and each of the Guarantors irrevocably appoint STERIS Corporation at 5960 Heisley Road, Mentor, Ohio 44060-1834, or if otherwise, its principal place of business in The City of New York from time to time, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Issuer or any such Guarantor, as the case may be, by the person serving the same to the address provided in this Section 16, shall be deemed in every respect effective service of process upon the Issuer and such Guarantor in any such suit or proceeding. The Issuer and each of the Guarantors hereby represent and warrant that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Issuer and each of the Guarantors further agree to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

(e) Waiver of Jury Trial. Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

(f) Recognition of the U.S. Special Resolution Regimes.

(i) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such

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Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 16(f):

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(g) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

37

(h) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(i) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

(j) Judgment Currency. The Issuer and each of the Guarantors, jointly and severally, agree to indemnify each Underwriter, its directors, officers, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and each Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(k) Waiver of Immunity. To the extent that the Issuer or any Guarantor has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Ireland, or any political subdivision thereof, (ii) the United Kingdom, or any political subdivision thereof, (iii) the United States or the State of New York, or (iv) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Issuer and each Guarantor hereby irrevocably waive such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

38

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

STERIS Irish FinCo Unlimited Company

By	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Director

STERIS plc

By	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Senior Vice President and Chief Financial Officer

STERIS Limited

By	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Director

STERIS Corporation

By	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Senior Vice President and Chief Financial Officer, Director

Accepted: As of the date first written above

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

For themselves and on behalf of the

several Underwriters listed

in Schedule 1 hereto.

J.P. MORGAN SECURITIES LLC

By	/s/ Som Bhattacharyya
	Name:	Som Bhattacharyya
	Title:	Authorized Signatory

BOFA SECURITIES, INC.

By	/s/ Douglas Muller
	Name:	Douglas Muller
	Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Brian D. Bednarski
	Name:	Brian D. Bednarski
	Title:	Managing Director

Schedule 1

Underwriter	Principal Amount of 2.700% Senior Notes due 2031	Principal Amount of 3.750% Senior Notes due 2051
J.P. Morgan Securities LLC	$266,625,000	$266,625,000
BofA Securities, Inc.	94,500,000	94,500,000
Citigroup Global Markets Inc.	81,000,000	81,000,000
PNC Capital Markets LLC	67,500,000	67,500,000
Santander Investment Securities Inc.	37,125,000	37,125,000
SMBC Nikko Securities America, Inc.	37,125,000	37,125,000
U.S. Bancorp Investments, Inc.	21,938,000	21,937,000
DNB Markets, Inc.	21,937,000	21,938,000
KeyBanc Capital Markets Inc.	16,875,000	16,875,000
HSBC Securities (USA) Inc.	13,500,000	13,500,000
Siebert Williams Shank & Co., LLC	13,500,000	13,500,000
Academy Securities, Inc.	3,375,000	3,375,000

Total	$675,000,000	$675,000,000

Schedule 2

Guarantors

STERIS plc

STERIS Limited

STERIS Corporation

Schedule 3

Subsidiaries

The names of one or more subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute at the end of fiscal 2020 a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X have been excluded from the following list.

Name of Subsidiary	Jurisdiction
Albert Browne Limited	England & Wales
American Sterilizer Company	Pennsylvania
Bioster Mottahedoon Egypt SAE	Egypt
Birkova Products	Indiana
Bizworth Gammarad Sdn Bhd	Malaysia
Black Diamond Video, Inc.	California
CLBV Limited	England & Wales

Controlled Environment Certification Services, Inc.	Ohio

Diagmed Healthcare Limited	England & Wales
Dover UK I Limited	England & Wales
Dover UK II Limited	England & Wales
Dover UK III Limited	England & Wales
Electron Beam Sdn Bhd	Malaysia
Eschmann Holdings Limited	England & Wales
Genii, Inc.	Minnesota
Harwell Dosimeters Limited	England & Wales
Herotron E-Beam Service GmbH	Germany
HMM HoldCo Limited	England & Wales
Hungaroptics kft	Hungary
Isomedix Inc.	Delaware
Isomedix Operations Inc.	Delaware
Isotron Limited	England & Wales
Key Surgical Europe S.a.r.l.	Switzerland
Key Surgical GmbH	Germany
Key Surgical Limited	England & Wales
Key Surgical LLC	Delaware
KS Apollo Holdings Inc.	Delaware
KS Apollo LLC	Delaware
KVI LLC	Delaware
Medisafe America, L.L.C.	Florida
Medisafe Holdings Limited	England & Wales
Medisafe UK Limited	England & Wales

Name of Subsidiary	Jurisdiction
Mevex Corporation	Canada
PeriOptimum, Inc.	Delaware
SATYAtek S.A.	Switzerland
Shiloh Limited	England & Wales
Shiloh Properties Limited	England & Wales
Solar New US Holding Co, LLC	Delaware
Solar New US Parent Co, LLC	Delaware
Solar US Acquisition Co, LLC	Delaware
STE Hong Kong Limited	Hong Kong
STE UK HoldCo Limited	England & Wales
STE UK Sub HoldCo Limited	England & Wales
STE No. Two Corporation	Delaware
Sterile Supplies Limited	England & Wales
STERIS AB	Sweden

STERIS Applied Sterilization Technologies ULC	Canada

STERIS Asia Pacific, Inc.	Delaware
STERIS AST CZ s.r.o.	Czech Republic
STERIS AST d.o.o.	Slovenia
STERIS AST SK s.r.o.	Slovakia
STERIS Barrier Products Solutions, Inc.	Pennsylvania
STERIS Brazil Holdings, LLC	Delaware
STERIS (BVI) I Limited	British Virgin Islands
STERIS Canada Sales ULC	Canada
STERIS Canada ULC	Canada
STERIS CH Limited	England & Wales
STERIS China Holdings Limited	Hong Kong
STERIS Corporation	Ohio
STERIS Corporation de Costa Rica, S.A.	Costa Rica
STERIS Deutschland GmbH	Germany
STERIS Dover AST Holdings Limited	England & Wales
STERIS Dover Canada Holdings Limited	England & Wales
STERIS Dover Limited	England & Wales
STERIS Emerald IE Limited	Ireland
STERIS Enterprises LLC	Russia
STERIS Europe, Inc.	Delaware
STERIS FinCo S.à r.l.	Luxembourg
STERIS FinCo II S.à r.l.	Luxembourg
STERIS GmbH	Switzerland
STERIS Holdings B.V.	Netherlands
STERIS Iberia, S.A.	Spain
STERIS IMS Canada Inc.	Canada
STERIS IMS Limited	England & Wales

Name of Subsidiary	Jurisdiction
STERIS Inc.	Delaware
STERIS (India) Private Limited	India

STERIS Instrument Management Services, Inc.	Delaware

STERIS Ireland Limited	Ireland
STERIS Irish FinCo Unlimited Company	Ireland
STERIS Irish FinCo II Unlimited Company	Ireland
STERIS Isomedix Puerto Rico, LLC	Puerto Rico
STERIS Japan Inc.	Japan
STERIS LLC	Delaware
STERIS Laboratories, Inc.	Minnesota
STERIS Latin America, Inc.	Delaware
STERIS Luxembourg Finance S.à r.l.	Luxembourg
STERIS Luxembourg Holding S.à r.l.	Luxembourg
STERIS Mauritius Limited	Republic of Mauritius
STERIS Mexico, S. de R.L. de C.V.	Mexico
STERIS NV	Belgium
STERIS Personnel Services, Inc.	Delaware

STERIS Personnel Services Mexico, S. de R.L. de C.V.	Mexico

STERIS S.r.l.	Italy
STERIS SAS	France
STERIS SEA Sdn. Bhd.	Malaysia
STERIS Solutions do Brasil Importacao e	Brazil
Comercializacao de Produtos da Saude
Ltda.
STERIS Solutions Korea Limited	Korea
STERIS Solutions S. de R.L. de C.V.	Mexico
STERIS (Shanghai) Trading Co., Ltd.	China
STERIS Singapore Pte Ltd	Singapore
STERIS Solutions Limited	England & Wales
STERIS Solutions Pte. Limited	Singapore
STERIS S.p.A.	Italy
STERIS TOMOE (Thailand) Ltd.	Thailand
STERIS UK Holding Limited	England & Wales
STERIS-Austar Pharmaceutical Systems Hong Kong Limited	Hong Kong
STERIS-Austar Pharmaceutical Systems (Shanghai) Limited	China
Strategic Technology Enterprises, Inc.	Delaware
SVS Holding GmbH	Germany
Synergy Health Allershausen GmbH	Germany
Synergy Health Amsterdam B.V.	The Netherlands

Name of Subsidiary	Jurisdiction
Synergy Health AST, LLC	Delaware
Synergy Health AST S.r.l.	Costa Rica
Synergy Health Däniken AG	Switzerland
Synergy Health Ede B.V.	The Netherlands
Synergy Health France SAS	France
Synergy Health Holding B.V.	The Netherlands
Synergy Health Holdings Limited	England & Wales
Synergy Health Investments Limited	England & Wales
Synergy Health Ireland Limited	Ireland
Synergy Health Limited	England & Wales
Synergy Health Logistics B.V.	The Netherlands
Synergy Health Marseille SAS	France
Synergy Health Nederland B.V.	The Netherlands
Synergy Health Radeberg GmbH	Germany
Synergy Health Sterilisation UK Limited	England & Wales
Synergy Health (Suzhou) Limited	China

STERIS Sterilization Technologies (Suzhou) Ltd.	China

Synergy Health Systems Limited	England & Wales
Synergy Health (Thailand) Limited	Thailand
Synergy Health True North, LLC	New York
Synergy Health (UK) Limited	England & Wales
Synergy Health US Holdings, Inc.	Delaware
Synergy Health Utrecht B.V.	The Netherlands
Synergy Health Westport Limited	Ireland
Synergy Sterilisation KL (M) Sdn Bhd	Malaysia
Synergy Sterilisation Kulim (M) Sdn Bhd	Malaysia
Synergy Sterilisation (M) Sdn Bhd	Malaysia
Synergy Sterilisation Rawang (M) Sdn Bhd	Malaysia

Synergy Sterilisation South Africa (Proprietary) Limited	South Africa

United States Endoscopy Group, Inc.	Ohio
Vernon and Co. Limited	England & Wales
Vernon-Carus Limited	England & Wales

Annex A

Time of Sale Information

•	Pricing Term Sheet, dated March 24, 2021, substantially in the form of Annex B.

Annex B

Pricing Term Sheet

[Attached]

Filed Pursuant to Rule 433

Registration Statement No. 333-254608

Pricing Term Sheet

STERIS IRISH FINCO UNLIMITED COMPANY

Pricing Term Sheet

The information in this pricing term should be read together with (i) the preliminary prospectus supplement, dated March 24, 2021, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated March 23, 2021, included in the Registration Statement (File No. 333-254608), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	STERIS Irish FinCo Unlimited Company (the “Issuer”)

Guarantors:	STERIS plc, STERIS Corporation and STERIS Limited

Title of securities:	2.700% senior notes due 2031 (the “2031 notes”) 3.750% senior notes due 2051 (the “2051 notes” and, together with the 2031 notes, the “notes”)

Size:	2031 notes: $675,000,000 2051 notes: $675,000,000

Maturity:	2031 notes: March 15, 2031 2051 notes: March 15, 2051

Coupon:	2031 notes: 2.700% 2051 notes: 3.750%

Price:	2031 notes: 99.897% of face amount 2051 notes: 99.520% of face amount

Yield to maturity:	2031 notes: 2.712% 2051 notes: 3.777%

Spread to Benchmark Treasury:	2031 notes: 110 basis points 2051 notes: 145 basis points

Benchmark Treasury:	2031 notes: 1.125% due February 15, 2031 2051 notes: 1.625% due November 15, 2050

Benchmark Treasury Price and Yield:	2031 notes: 95-18 / 1.612% 2051 notes: 85-01 / 2.327%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Make-whole call:

Prior to December 15, 2030 (three months prior to the maturity date of the 2031 notes), the Issuer may redeem some or all of the 2031 notes at any time at a discount rate of Treasury plus 20 basis points. On or after December 15, 2030 (three months prior to the maturity date of the 2031 notes) the Issuer may redeem some or all of the 2031 notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Prior to September 15, 2050 (six months prior to the maturity date of the 2051 notes), the Issuer may redeem some or all of the 2051 notes at any time at a discount rate of Treasury plus 25 basis points. On or after September 15, 2050 (six months prior to the maturity date of the 2051 notes) the Issuer may redeem some or all of the 2051 notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Special mandatory redemption:	The 2031 notes will be subject to special mandatory redemption as described in the Preliminary Prospectus Supplement. The 2051 notes will not be subject to any special mandatory redemption.

Tax redemption:	The notes of each series are redeemable at the option of the Issuer, in whole but not in part, upon the occurrence of a Change in Tax Law at 100% of principal of the notes plus accrued and unpaid interest, if any, to, but not including, the redemption date, and all Additional Amounts (if any).

Change of control triggering event:	Putable upon a Change of Control Triggering Event at 101% of principal of the notes plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Trade date:	March 24, 2021

Settlement:

T+6; April 1, 2021

It is expected that delivery of the notes will be made against payment therefor on or about April 1, 2021, which is the sixth business day following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in “T+6”, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and prior to the date that is more than two business days preceding the settlement date should consult their own advisors.

CUSIP:	2031 notes: 85917PAA5 2051 notes: 85917PAB3

ISIN:	2031 notes: US85917PAA57 2051 notes: US85917PAB31

Ratings*:	Baa2 (stable) / BBB- (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Listing:	The Issuer intends to list the notes on The New York Stock Exchange.

Minimum denomination	$150,000 and integral multiples of $1,000 in excess thereof

Joint book-running managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC

Senior co-managers:	Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.

Co-managers:	U.S. Bancorp Investments, Inc. DNB Markets, Inc. KeyBanc Capital Markets Inc. HSBC Securities (USA) Inc. Siebert Williams Shank & Co., LLC Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or Citigroup Global Markets Inc. toll-free at (800) 831-9146.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Exhibit 4.1

STERIS IRISH FINCO UNLIMITED COMPANY

as Issuer

AND

THE GUARANTORS PARTY HERETO

AND

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

INDENTURE

Dated as of

April 1, 2021

DEBT SECURITIES

TABLE OF CONTENTS

i

EXHIBITS:

Exhibit A	–	Form of Certificate of Transfer
Exhibit B	–	Form of Certificate of Exchange
Exhibit C	–	Form of Certificate from Acquiring Institutional Accredited Investors

SCHEDULES:

Schedule 1	–	List of Guarantors

Cross Reference Table1

Section of Trust Indenture Act of 1939, as amended	Section of Indenture
310(a)	7.09
310(b)	7.08
7.10
310(c)	Inapplicable
311(a)	7.13
311(b)	7.13
311(c)	Inapplicable
312(a)	5.01
5.02(a)
312(b)	5.02(b)
312(c)	5.02(b)
313(a)	5.04(a)
313(b)	5.04(b)
313(c)	5.04(a)
5.04(b)
313(d)	5.04(b)
314(a)	5.03
314(b)	Inapplicable
314(c)	13.06
314(d)	Inapplicable
314(e)	13.06
314(f)	Inapplicable
315(a)	7.01
315(b)	6.01(e)
315(c)	7.01(a)
315(d)	7.01(b)
315(e)	6.07
316(a)	6.06, 8.04
316(b)	6.04
316(c)	8.01
317(a)	6.02
317(b)	4.03
318(a)	13.08

•	This Cross-Reference Table does not constitute part of the Indenture and shall not have any bearing on the interpretation of any of its terms or provisions.

THIS INDENTURE is dated as of April 1, 2021 among STERIS IRISH FINCO UNLIMITED COMPANY, a public unlimited company incorporated under the laws of Ireland (the “Company”), the Guarantors (as hereinafter defined) named herein and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”).

RECITALS

A. This Indenture provides for the issuance of unsecured debt securities (the “Securities”), in an unlimited aggregate principal amount to be issued from time to time in one or more series, to be authenticated by the certificate of the Trustee, and for the issuance of guarantees of the Securities.

B. This Indenture is subject to the provisions of the Trust Indenture Act (as defined below) that are deemed to be incorporated into this Indenture and shall, to the extent applicable, be governed by such provisions.

C. All things necessary to make this Indenture a valid agreement, in accordance with its terms, have been done.

NOW, THEREFORE, in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed as follows for the equal and ratable benefit of the Holders of Securities:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions of Terms.

The terms defined in this Section 1.01 (except as in this Indenture otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01 and shall include the plural as well as the singular. All other terms used in this Indenture that are defined in the Trust Indenture Act or that are by reference in the Trust Indenture Act defined in the Securities Act of 1933, as amended (the “Securities Act”) (except as herein otherwise expressly provided or unless the context otherwise requires), shall have the meanings assigned to such terms in the Trust Indenture Act and in the Securities Act as in force at the date of the execution of this instrument. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with GAAP.

“144A Global Security”, with respect to any series of Securities, means one or more Global Securities, bearing the Private Placement Legend, that will be issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the Securities of such series sold in global form in reliance on Rule 144A.

“Additional Amounts” has the meaning set forth in Section 14.02.

“Affiliate”, with respect to any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Procedures”, with respect to any transfer or exchange of or for beneficial interests in any Global Security for a series of Securities, means the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange at the relevant time.

“Authenticating Agent” means an authenticating agent with respect to all or any of the series of Securities appointed with respect to all or any series of the Securities by the Trustee pursuant to Section 2.10.

“Board of Directors” means the Board of Directors or any similar governing body of the Company or any Guarantor, as applicable, or any duly authorized committee of such Board of Directors or such similar governing body.

“Board Resolution” means a copy of a resolution certified by the Secretary, an Assistant Secretary or any member of the Board of Directors of the Company or any Guarantor, as the case may be, to have been duly adopted by its Board of Directors and to be in full force and effect on the date of such certification.

“Business Day”, with respect to any series of Securities, means any day other than a Saturday, a Sunday or a day on which Federal or State banking institutions in the Borough of Manhattan, The City of New York, or in the city where the office or agency for payment on the Securities is maintained pursuant to Section 4.02, are authorized or obligated by law, executive order or regulation to close.

“Change in Tax Law” has the meaning set forth in Section 14.01.

“Clearstream” means Clearstream Banking S.A., or its successors. “Commission” means the Securities and Exchange Commission.

“Company” means STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland, until a successor entity shall have become such pursuant to Article X, and thereafter “Company” shall mean such successor entity.

“Consolidated Total Assets” means, as of any date of determination, the net book value of all assets of Parent and its subsidiaries as shown in the most recent annual or quarterly consolidated balance sheet of Parent.

“Corporate Trust Office” means the office of the Trustee at which, at any particular time, its corporate trust business shall be principally administered. The Corporate Trust Office for the Trustee as of the date of the execution of this Indenture is located at U.S. Bank National Association, 60 Livingston Avenue, Saint Paul, Minnesota 55107, Attn: Global Corporate Trust.

“Currency” means Dollars or Foreign Currency.

“Default” means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulted Interest” has the meaning set forth in Section 2.03.

“Definitive Security” means a certificated Security registered in the name of the Securityholder thereof and issued in accordance with Section 2.05.

“Depositary”, with respect to Securities of any series which the Company shall determine will be issued in whole or in part as a Global Security, means The Depository Trust Company (“DTC”), New York, New York, another clearing agency, or any successor registered as a clearing agency under the Exchange Act, and any other applicable U.S. or foreign statute or regulation, which, in each case, shall be designated by the Company pursuant to Section 2.01.

“Designated Currency” has the meaning set forth in Section 2.15.

“Distribution Compliance Period” means the restricted period as defined in Rule 903(b)(3) under the Securities Act.

“Dollar” or “$” means such currency of the United States as at the time of payment is legal tender for the payment of public and private debts.

“Dollar Equivalent” means, with respect to any monetary amount in a Foreign Currency, at any time for the determination thereof, the amount of Dollars obtained by converting such Foreign Currency involved in such computation into Dollars at the spot rate for the purchase of Dollars with the applicable Foreign Currency as quoted by JPMorgan Chase Bank, N.A. (unless another comparable financial institution is designated by the Company) in New York, New York, at approximately 11:00 a.m. (New York time) on the date two business days prior to such determination.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Euroclear” means Euroclear Bank S.A./N.V., or its successor, as operator of the Euroclear System.

“Event of Default” has the meaning set forth in Section 6.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executed Documentation” has the meaning set forth in Section 13.03.

“Foreign Currency” means a currency issued by the government of any country other than the United States or a composite currency the value of which is determined by reference to the values of the currencies of any group of countries.

“Foreign Paying Agent” has the meaning set forth in Section 2.13.

“GAAP” means generally accepted accounting principles in the United States of America in effect on the date of this Indenture.

“Global Security”, with respect to any series of Securities, means a Security executed by the Company and delivered by the Trustee to the Depositary or pursuant to the Depositary’s instruction, all in accordance with this Indenture, which shall be registered in the name of the Depositary or its nominee.

“Governmental Obligations” means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Governmental Obligation or a specific payment of principal of or interest on any such Governmental Obligation held by such custodian for the account of the holder of such depositary receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Governmental Obligation or the specific payment of principal of or interest on the Governmental Obligation evidenced by such depositary receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantee” means, individually, any guarantee of payment of any series of Securities and the Company’s other Obligations under this Indenture by a Guarantor pursuant to the terms of the this Indenture and any indenture supplemental hereto with respect to such series, and, collectively, all such Guarantees.

“Guarantor” means any Person that incurs a Guarantee of a series of the Securities; provided that upon the release and discharge of such Person from its Guarantee in accordance with this Indenture, such Person shall cease to be a Guarantor.

“herein,” “hereof” and “hereunder,” and other words of similar import, refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

“including” means including without limitation.

“Indebtedness” means, with respect to any Person, obligations of such Person for borrowed money, including without limitation, indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into in accordance with the terms hereof.

“Indirect Participant” means any entity that, with respect to DTC, clears through or maintains a direct or indirect, custodial relationship with a Participant.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a) (1), (2), (3) or (7) under the Securities Act, who is not also a QIB.

“Interest Payment Date,” when used with respect to any installment of interest on a Security of a particular series, means the date specified herein, in such Security or in a Board Resolution or in an indenture supplemental hereto with respect to such series as the fixed date on which an installment of interest with respect to Securities of that series is due and payable.

“Issue Date” means, with respect to any series of Securities, the date on which the Securities of such series was first issued.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, Federal or foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means any member of the Board of Directors, the chief executive officer, the president, the chief financial officer, any vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Company or any Guarantor, as the case may be.

“Officer’s Certificate” means a certificate, signed by any Officer of the Company or any Guarantor, as the case may be, that is delivered to the Trustee in accordance with the terms hereof. Each such certificate shall include the statements provided for in Section 13.06, if and to the extent required by the provisions thereof.

“Opinion of Counsel” means an opinion in writing of legal counsel, who may be an Officer or employee of or counsel for the Company or any Guarantor that is delivered to the Trustee in accordance with the terms hereof. Each such opinion shall include the statements provided for in Section 13.06, if and to the extent required by the provisions thereof.

“Original Issue Discount Security” means a Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01.

“Outstanding”, when used with reference to Securities of any series, subject to the provisions of Section 8.04, means, as of any particular time, all Securities of such series authenticated and delivered by the Trustee under this Indenture, except:

(a) Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b) Securities, or portions thereof, for the payment or redemption of which funds in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent other than the Company, or, if the Company shall act as its own paying agent, shall have been set aside, segregated and held in trust by the Company for the Holders of such Securities, provided that if such Securities, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c) Securities in substitution for which other Securities shall have been authenticated and delivered, or which shall have been paid, pursuant to the terms of Section 2.07, except with respect to any such Security as to which proof satisfactory to the Trustee is presented that such Security is held by a person in whose hands such Security is a legal, valid and binding obligation of the Company.

In determining whether the Holders of the requisite principal amount of Outstanding Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01 and the principal amount of a Security denominated in one or more currencies that shall be deemed to be Outstanding for such purposes shall be based on the Dollar Equivalent as determined by the Company on the date of original issuance of such Security, of the principal amount of such Security; provided, that any Securities of such series owned by the Company, or by any Affiliate of the Company, shall be considered as though not Outstanding.

“Parent” means STERIS plc, a public limited company incorporated under the laws of Ireland, until a successor entity shall have become such pursuant to Article X, and thereafter “Parent” shall mean such successor entity.

“Participant”, with respect to the Depositary, Euroclear or Clearstream, means a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Periodic Offering” means an offering of Securities of a series from time to time, during which any or all of the specific terms of the Securities, including the rate or rates of interest, if any, thereon, the maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Company or its agents upon the issuance of such Securities in accordance with the terms of the relevant Supplemental Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivision thereof or any other entity.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 2.07 in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the lost, destroyed or stolen Security.

“Private Placement Legend” means the legend set forth in Section 2.02(b) to be placed on all Restricted Securities issued under this Indenture or pursuant to a Board Resolution or an indenture supplemental hereto with respect to a series of Securities, except where specifically stated otherwise by the provisions of this Indenture, such Board Resolution or such supplemental indenture.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.

“Regulation S Global Security” means, with respect to any series of Securities, a Regulation S Temporary Global Security of such series, if required by Rule 903 of Regulation S, or a Regulation S Permanent Global Security of such series, as the case may be.

“Regulation S Permanent Global Security”, with respect to any series of Securities, means one or more permanent Global Securities, bearing the Private Placement Legend, that will be issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the Securities of such series initially sold or, if required by Rule 903 of Regulation S, of the Regulation S Temporary Global Security of such series upon expiration of the Distribution Compliance Period with respect to such series, as the case may be.

“Regulation S Temporary Global Security”, with respect to any series of Securities, means one or more temporary Global Securities, bearing the Private Placement Legend, and the Regulation S Temporary Global Security Legend issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the Securities of such series initially sold, if required by Rule 903 of Regulation S.

“Regulation S Temporary Global Security Legend” means the legend set forth in Section 2.02(d), which is required to be placed on all Regulation S Temporary Global Securities issued under this Indenture.

“Responsible Officer” means any officer of the Trustee in its Corporate Trust Office, and also means any vice president, any assistant trust officer, any assistant vice president, any assistant treasurer, any assistant secretary or any other officer of the Trustee customarily performing functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Definitive Security”, with respect to any series of Securities, means one or more Definitive Securities of such series bearing the Private Placement Legend issued under this Indenture.

“Restricted Global Security”, with respect to any series of Securities, means one or more Global Securities of such series bearing the Private Placement Legend, issued under this Indenture.

“Restricted Security”, with respect to any series of Securities, means a Security of such series, unless or until it has been (i) effectively registered under the Securities Act and disposed of in accordance with a registration statement with respect to such series or (ii) distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in force).

“Rule 144A” means Rule 144A promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.

“Securities” means the securities authenticated and delivered under this Indenture.

“Securityholder,” “Holder,” “holder,” “holder of Securities,” “registered holder,” or other similar term, means the Person or Persons in whose name or names a particular Security shall be registered on the books of the Company kept for that purpose in accordance with the terms of this Indenture.

“Security Register” has the meaning set forth in Section 2.05(a).

“Security Registrar” has the meaning set forth in Section 2.05(a).

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity”, with respect to any Security, means the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the Holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Parent.

“Subsidiary Guarantor” means any Guarantor that is a Subsidiary of Parent.

“Successor Company” has the meaning set forth in Section 10.01.

“Successor Guarantor” has the meaning set forth in Section 10.02.

“Tax” means any tax, duty, assessment or other governmental charge of whatever nature (including related penalties, interest and any other liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing). “Taxes” shall be construed to have a corresponding meaning.

“Taxing Jurisdiction” has the meaning set forth in Section 14.02.

“Trustee” means U.S. Bank National Association and, subject to the provisions of Article VII, shall include its successors and assigns. The term “Trustee” as used with respect to a particular series of the Securities shall mean the trustee with respect to that series.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in effect at the date of execution of this instrument subject to the provisions of Sections 9.01, 9.02, and 10.01.

“Unrestricted Definitive Security”, with respect to any series of Securities, means one or more Definitive Securities representing such series of Securities that do not bear and are not required to bear the Private Placement Legend, issued under this Indenture.

“Unrestricted Global Security”, with respect to any series of Securities, means one or more permanent Global Securities representing such series of Securities that do not bear and are not required to bear the Private Placement Legend, issued under this Indenture.

“Unrestricted Securities”, with respect to any series of Securities, means a Security (i) effectively registered under the Securities Act and disposed of in accordance with a registration statement with respect to such series or (ii) distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in force).

ARTICLE II

ISSUE, DESCRIPTION, TERMS, EXECUTION, REGISTRATION AND EXCHANGE OF SECURITIES

Section 2.01. Designation and Terms of Securities.

(a) The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series up to the aggregate principal amount of Securities of that series from time to time authorized by or pursuant to a Board Resolution of the Company or pursuant to one or more indentures supplemental hereto. Prior to the initial issuance of Securities of any series, there shall be established in or pursuant to a Board Resolution of the Company, and set forth in an Officer’s Certificate of the Company, or established in one or more indentures supplemental hereto, with respect to the Securities of the series:

(1) the title of the Security of the series (which shall distinguish the Securities of the series from all other Securities);

(2) any limit upon the aggregate principal amount of the Securities of that series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, other Securities of that series);

(3) the date or dates on which the principal and premium, if any, of the Securities of the series is payable;

(4) the rate or rates (which may be fixed or variable) at which the Securities of the series shall bear interest or the manner of calculation of such rate or rates, if any (including any procedures to vary or reset such rate or rates), and the basis upon which interest will be calculated if other than that of a 360 day year of twelve 30-day months;

(5) the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest will be payable or the manner of determination of such Interest Payment Dates, and the record date for the determination of Holders to whom interest is payable on any such Interest Payment Dates;

(6) any trustees, authenticating agents or paying agents with respect to such series, if different from those set forth in this Indenture;

(7) the right, if any, to extend the interest payment periods or defer the payment of interest and the duration of such extension or deferral;

(8) the period or periods within which, the price or prices at which and the terms and conditions upon which, Securities of the series may be redeemed, in whole or in part, at the option of the Company;

(9) the obligation, if any, of the Company to redeem, purchase or repay Securities of the series pursuant to any sinking fund or analogous provisions (including payments made in cash in anticipation of future sinking fund obligations) or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

(10) the form of the Securities of the series including the form of the Trustee’s certificate of authentication for such series;

(11) if other than denominations of $150,000 or any integral multiple thereof, the denominations in which the Securities of the series shall be issuable, provided however, that all Securities of any series shall be offered or allotted in minimum denominations, or for a minimum total consideration per investor, of at least €100,000 (or, if offered in another currency, the equivalent thereof) or as otherwise permitted by section 68(3) of the Companies Act 2014 of Ireland, as amended;

(12) the Currency or Currencies in which payment of the principal of, premium, if any, and interest on, Securities of the series shall be payable;

(13) if the principal amount payable at the Stated Maturity of Securities of the series will not be determinable as of any one or more dates prior to such Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

(14) the terms of any repurchase or remarketing rights;

(15) if the Securities of the series shall be issued in whole or in part in the form of a Global Security or Securities, the type of Global Security to be issued; the terms and conditions, if different from those contained in this Indenture, upon which such Global Security or Securities may be exchanged in whole or in part for other individual Securities in definitive registered form; the Depositary for such Global Security or Securities; and the form of any legend or legends to be borne by any such Global Security or Securities in addition to or in lieu of the legends referred to in Section 2.02;

(16) whether the Securities of the series will be convertible into or exchangeable for other Securities, common shares or other securities of any kind of the Company or another obligor, and, if so, the terms and conditions upon which such Securities will be so convertible or exchangeable, including the initial conversion or exchange price or rate or the method of calculation, how and when the conversion price or exchange ratio may be adjusted, whether conversion or exchange is mandatory, at the option of the Holder or at the Company’s option, the conversion or exchange period, and any other provision in addition to or in lieu of those described herein;

(17) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.01;

(18) any additional restrictive covenants or Events of Default that will apply to the Securities of the series, or any changes to the restrictive covenants set forth in Article IV or the Events of Default set forth in Section 6.01 that will apply to the Securities of the series, which may consist of establishing different terms or provisions from those set forth in Article IV or Section 6.01 or eliminating any such restrictive covenant or Event of Default with respect to the Securities of the series;

(19) any provisions granting special rights to Holders when a specified event occurs;

(20) if the amount of principal or any premium or interest on Securities of a series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

(21) any special tax implications of the Securities, including provisions for Original Issue Discount Securities, if offered;

(22) whether and upon what terms Securities of a series may be defeased if different from the provisions set forth in this Indenture;

(23) with regard to the Securities of any series that do not bear interest, the dates for certain required reports to the Trustee;

(24) whether the Securities of the series will be issued as Unrestricted Securities or Restricted Securities, and, if issued as Restricted Securities, the rule or regulation promulgated under the Securities Act in reliance on which they will be sold; and

(25) any and all additional, eliminated or changed terms that shall apply to the Securities of the series, including any terms that may be required by or advisable under United States laws or regulations (including the Securities Act and the rules and regulations promulgated thereunder) or advisable in connection with the marketing of Securities of that series.

(b) All Securities of any one series shall be substantially identical, except that Securities of any particular series may be issued at various times, in different denominations, with different currency of payments due thereunder, with different dates on which the principal or any installment of principal is payable, with different rates of interest, if any, or different methods by which rates of interest may be determined, with different dates from which such interest may accrue or on which such interest may be payable, and with different redemption dates, and except as may otherwise be provided in or pursuant to any such Board Resolution or in any supplemental indenture. If any of the terms of the series are established by action taken pursuant to a Board Resolution of the Company, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate of the Company setting forth the terms of the series. The terms of the Securities of any series may provide that such Securities shall be authenticated and delivered by the Trustee upon original issuance from time to time upon written order of persons designated in such Board Resolution or supplemental indenture and that such persons are authorized to determine, consistent with such Board Resolution or supplemental indenture, such terms and conditions of the Securities of such series.

Section 2.02. Form of Securities and Trustee’s Certificate.

(a) The Securities of any series and the Trustee’s certificate of authentication to be borne by such Securities shall be substantially of the tenor as set forth in an indenture supplemental hereto or as provided in a Board Resolution of the Company and as set forth in an Officer’s Certificate of the Company and may have such letters, numbers or other marks of identification or designation and such legends or endorsements printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Indenture, any Board Resolution or any indenture supplemental hereto, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which Securities of that series may be listed, or to conform to usage.

(b) Each Restricted Security (and all Restricted Securities issued in exchange therefor or substitution thereof) shall bear a Private Placement Legend in substantially the following form:

“THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), OR (IV) PURSUANT TO AN

EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.”

(c) To the extent required by the Depositary for particular series of Securities, each Global Security of such series shall bear legends in substantially the following forms:

“THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE ANY SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (II) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.05(C) OF THE INDENTURE, (III) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO THE INDENTURE AND (IV) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.”

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR TO ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF ANY ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY (AND ANY PAYMENT IS MADE TO SUCH ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF HAS AN INTEREST HEREIN.”

(d) To the extent required by the Depositary, each Regulation S Temporary Global Security shall bear a legend in substantially the following form:

“THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL SECURITY, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE SECURITIES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN). NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S TEMPORARY SECURITY SHALL BE ENTITLED TO RECEIVE CASH PAYMENTS OF INTEREST DURING THE PERIOD WHICH SUCH HOLDER HOLDS THIS SECURITY. NOTHING IN THIS LEGEND SHALL BE DEEMED TO PREVENT INTEREST FROM ACCRUING ON THIS SECURITY.”

Section 2.03. Denominations; Provisions for Payment.

The Securities shall be issuable as registered Securities and in the denominations of $150,000 and integral multiples of $1,000 in excess thereof, provided however, that all Securities of any series shall be offered or allotted in minimum denominations, or for a minimum total consideration per investor, of at least €100,000 (or, if offered in another currency, the equivalent thereof) or as otherwise permitted by section 68(3) of the Companies Act 2014 of Ireland, as amended. The Securities of a particular series shall bear interest payable on the dates and at the rate specified as provided in Section 2.01 with respect to that series. The principal of and the interest on the Securities of any series, as well as any premium thereon in case of redemption thereof prior to maturity, shall be payable in Dollars except as otherwise specified pursuant to Section 2.01(a)(12), at the office or agency of the Company maintained for that purpose pursuant to Section 4.02. If any of the Securities of any series is no longer represented by a Global Security, payment of interest on Definitive Securities may, at the option of the Company, be made by (i) check mailed directly to Holders of such Securities at their addresses set forth in the Security Register or (ii) upon request of any Holder of at least $1,000,000 principal amount of such Securities, wire transfer to an account located in the United States maintained by the payee. Each Security shall be dated the date of its authentication. Unless otherwise specified with respect to a series of Securities in accordance with the provisions of Section 2.01(a)(4), interest on the Securities shall be computed on the basis of a 360-day year composed of twelve 30-day months.

The interest installment on any Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date for Securities of that series shall be paid to the Person in whose name said Security (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment. In the event that any Security of a particular series or portion thereof is called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Security will be paid upon presentation and surrender of such Security as provided in Section 3.03.

Unless otherwise set forth in a Board Resolution or one or more indentures supplemental hereto establishing the terms of any series of any Securities pursuant to Section 2.01, the term “regular record date” as used in this Section 2.03 with respect to a series of Securities shall mean a date 15 days immediately preceding any Interest Payment Date. Subject to the provisions of this Section 2.03, each Security of a series delivered under this Indenture upon registration of transfer or in exchange for or in lieu of any other Security of such series shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Security.

Unless otherwise specified with respect to a series of Securities in accordance with the provisions of Section 2.01, any interest on any Security that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date for such Security (“Defaulted Interest”) shall forthwith cease to be payable to the registered Holder on the relevant regular record date, and such Defaulted Interest shall be paid by the Company, at the rate provided for in such series of Securities and at its election, as provided in clause (1) or clause (2) below.

(1) The Company may make payment of any Defaulted Interest on Securities to the Persons in whose names such Securities (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee, in writing, of the amount of Defaulted Interest proposed to be paid on each such Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee funds in an amount equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such funds when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as provided in this clause (1). Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall not be more than 15 nor less than ten days prior to the date of the proposed payment and not less than ten days after the receipt by the Trustee of the notice of the proposed payment. The Trustee promptly shall notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage prepaid (or otherwise delivered in accordance with the procedures of DTC), to each Securityholder at his or her address as it appears in the Security Register, not less than ten days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed or otherwise delivered as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Securities (or their respective Predecessor Securities) are registered on such special record date and shall not be payable pursuant to the following clause (2).

(2) The Company may make payment of any Defaulted Interest on any Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange.

Section 2.04. Execution and Authentications.

The Securities shall be signed on behalf of the Company by any member of the Board of Directors of the Company or by any of its president, chief financial officer, vice president, secretary or treasurer of the Company. Signatures may be in the form of a manual or facsimile signature. In the case of Definitive Securities of any series, such signatures may be imprinted or otherwise reproduced on such Securities. The Securities may contain such notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication by the Trustee.

A Security shall not be valid until authenticated manually by an authorized signatory of the Trustee or by an Authenticating Agent. Such signature shall be conclusive evidence that the Security so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture. At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a written order of the Company for the authentication and delivery of such Securities, signed by an Officer (an “Authentication Order”), and the Trustee in accordance with such written order shall authenticate and deliver such Securities, without any further action by the Company hereunder. In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall receive, and shall be fully protected in conclusively relying upon:

(a) A copy of the resolution or resolutions of the Board of Directors in or pursuant to which the terms and form of the Securities were established, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect as of the date of such certificate, and if the terms and form of such Securities are established by an Officer’s Certificate pursuant to general authorization of the Board of Directors, such Officer’s Certificate;

(b) an executed supplemental indenture, if any;

(c) an Officer’s Certificate delivered in accordance with Section 13.06 of this Indenture; and

(d) an Opinion of Counsel which shall state:

(1) that the form of such Securities has been established by a supplemental indenture or by or pursuant to a resolution of the Board of Directors and in conformity with the provisions of this Indenture;

(2) that the terms of such Securities have been established in accordance with Section 2.01 and in conformity with the other provisions of this Indenture;

(3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equity principles; and

(4) that all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with.

The Trustee shall not be required, and shall have the right to decline, to authenticate and deliver any Securities pursuant to this Indenture if such Securities (a) will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture; (b) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken; (c) if the Trustee, in good faith, determines that such action would expose the Trustee to personal liability to existing Holders, or (d) is in such a manner that is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 2.01 and the preceding paragraph, in the case of Securities offered in a Periodic Offering, the Trustee shall authenticate and deliver such Securities from time to time in accordance with instructions or such other procedures acceptable to the Trustee as may be specified by or pursuant to a supplemental indenture or the written order of the Company delivered to the Trustee prior to the time of the first authentication of Securities of such series. With respect to Securities of a series subject to a Periodic Offering, the Trustee may conclusively rely, as to the authorization by the Company of any of such Securities, the forms and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the written order of the Company, Opinion of Counsel, Officer’s Certificate and other documents delivered pursuant to this Section 2.04 at or prior to the time of the first authentication of Securities of such series unless and until such written order, Opinion of Counsel, Officer’s Certificate or other documents have been superseded or revoked or expire by their terms.

Section 2.05. Transfer and Exchange.

(a) Registration of Transfer and Exchange. The Company shall keep, or cause to be kept, at its office or agency designated for such purpose as provided in Section 4.02, a register or registers (the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall register the Securities and the transfers of Securities as provided in this Article II and which at all reasonable times shall be open for inspection by the Trustee. The registrar for the purpose of registering Securities and the transfer of Securities as herein provided shall be appointed as authorized by Board Resolution (the “Security Registrar”). If the Company fails to appoint or maintain another entity as Security Registrar, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Security Registrar.

To permit registrations of transfers and exchanges, the Company shall execute a new Security or Securities of the same series as the Security presented for a like aggregate principal amount and in authorized denominations and the Trustee shall authenticate and deliver such Security or Securities upon receipt of an Authentication Order. The Trustee shall not be required to register the transfer of or exchange any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid Obligations of the Company evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange. Prior to such due presentment for the registration of a transfer of any Security, the Trustee, the Company, any paying agent and the Security Registrar may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Securities and for all other purposes, and none of the Trustee, the Company, the paying agent or the Security Registrar shall be affected by notice to the contrary. The Company is not required to transfer or exchange any Security of any series selected for redemption during a period of 15 days before mailing or otherwise delivering a notice of redemption of Securities of such series to be redeemed.

All certifications, certificates and opinions of counsel required to be submitted to the Trustee pursuant to this Section 2.05 to effect a registration of transfer or exchange may be submitted by facsimile or electronic transfer.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security or Securities other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(b) Service Charge. No service charge shall be payable by a holder of a beneficial interest in a Global Security or by a Holder of a Definitive Security for any exchange or registration of transfer of Securities, or for any issue of new Securities in case of partial redemption of any series, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith (other than any such taxes or other governmental charge payable upon exchange or registration of transfer pursuant to Sections 2.06, 3.03(b) and 9.04).

(c) Transfer and Exchange of Global Securities. A Global Security may not be transferred except as a whole by the Depositary for a series of the Securities to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or to another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for a series of the Securities or a nominee of such successor Depositary. If at any time the Depositary for a series of the Securities notifies the Company that it is unwilling or unable to continue as Depositary for such series or if at any time the Depositary for such series shall no longer be registered or in good standing under the Exchange Act or other applicable statute or regulation, and a successor Depositary for such series is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, the provisions of Section 2.11 shall no longer be applicable to the Securities of such series. In addition, the Company may at any time determine that the Securities of any series shall no longer be represented by a Global Security and that the provisions of Section 2.11 shall no longer apply to the Securities of such series. In either such event the Company will execute the Definitive Securities of such series, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Security of such series and subject to this Section 2.05 the Trustee, upon receipt of an Officer’s Certificate evidencing such determination by the Company, if applicable, will authenticate and deliver such Definitive Securities in exchange for such Global Security. Upon the exchange of the Global Security of such series for such Definitive Securities of such series, the Global Security shall be canceled by the Trustee. Such Definitive Securities shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its Participants or Indirect Participants or otherwise, shall in writing instruct the Trustee. The Trustee shall deliver such Securities to the Depositary for delivery to the Persons in whose names such Securities are so registered.

Except as provided in Sections 2.06 and 2.07, a Global Security may not be exchanged for another Security other than as provided in this Section 2.05(c); however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 2.05(d) or (e). The provisions of this Section 2.05(c) are subject to Section 2.11.

(d) Transfer and Exchange of Beneficial Interests in the Global Securities. The transfer and exchange of beneficial interests in the Global Securities of a series shall be effected through the Depositary, in accordance with the provisions of this Indenture, any Board Resolution and any one or more indentures supplemental hereto, and the Applicable Procedures. Beneficial interests in the Restricted Global Securities of a series shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Securities also shall require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security of a series may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Security of a series may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security of such series. Subject to Section 2.05(e)(4), no written orders or instructions shall be required to be delivered to the Security Registrar to effect the transfers described in this Section 2.05(d)(1).

(2) All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.05(d)(1) above, the transferor of such beneficial interest must deliver to the Security Registrar, as applicable, either:

(A) (1) an order from a Participant or an Indirect Participant given to the Depositary in accordance with the relevant Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Security of such series in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the relevant Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B) (1) an order from a Participant or an Indirect Participant given to the Depositary in accordance with the relevant Applicable Procedures directing the Depositary to cause to be issued a Definitive Security of such series in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Security Registrar containing information regarding the Person in whose name such Definitive Security shall be registered to effect the transfer or exchange referred to in (B)(1) above;

provided that in no event shall Definitive Securities of a series be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Security of such series prior to (y) the expiration of the relevant Distribution Compliance Period and (z) the receipt by the Security Registrar of any certificates identified by the Company or its counsel to be required pursuant to Rule 903 and Rule 904 under the Securities Act. Upon satisfaction of all the requirements for transfer and exchange of beneficial interests in Global Securities of a series contained in this Indenture, any Board Resolution, or one or more indentures supplemental hereto and the Securities of such series or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security or Securities of such series pursuant to Section 2.05(h).

(3) Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in any Restricted Global Security of a series may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Security of the same series if the transfer complies with the requirements of Section 2.05(d)(2) and the Security Registrar receives a completed certificate in the form of Exhibit A.

(4) Transfer and Exchange of Beneficial Interests in a Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in any Restricted Global Security of any series may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Security of such series or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security of such series if the exchange or transfer complies with the requirements of Section 2.05(d)(2) above and the Security Registrar receives a completed certificate from such Holder in the form of Exhibit A or Exhibit B, as applicable, and an opinion of counsel in form, and from legal counsel, reasonably acceptable to the Security Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected at a time when an Unrestricted Global Security of such series has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.04, the Trustee shall authenticate one or more Unrestricted Global Securities of such series in an aggregate principal amount equal to the aggregate principal amount of beneficial interests so transferred. Beneficial interests in an Unrestricted Global Security of a series cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security of such series.

(e) Transfer or Exchange of Beneficial Interests for Definitive Securities.

(1) Beneficial Interests in Restricted Global Securities to Restricted Definitive Securities. If any holder of a beneficial interest in a Restricted Global Security of a series proposes to exchange such beneficial interest for a Restricted Definitive Security of such series or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Security of such series, then, upon receipt by the Security Registrar of a completed certificate from such Holder in the form of Exhibit A or Exhibit B, as applicable, and certificates and opinions of counsel, if applicable, the

Trustee shall cause the aggregate principal amount of the applicable Restricted Global Security of such series to be reduced accordingly pursuant to Section 2.05(h), and the Company shall execute a Restricted Definitive Security of such series in the appropriate principal amount and, upon receipt of an Authentication Order pursuant to Section 2.04, the Trustee shall authenticate and deliver to the Person designated in the instructions such Restricted Definitive Security. Any Restricted Definitive Security of such series issued in exchange for a beneficial interest in a Restricted Global Security of such series pursuant to this Section 2.05(e) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Security Registrar through instructions from the Depositary for such series and the Participant or Indirect Participant. The Trustee shall deliver such Restricted Definitive Securities of such series to the Persons in whose names such Securities are so registered. Any Restricted Definitive Security of such series issued in exchange for a beneficial interest in a Restricted Global Security of such series pursuant to this Section 2.05(e)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2) Beneficial Interests in Restricted Global Securities to Unrestricted Definitive Securities. A holder of a beneficial interest in a Restricted Global Security of a series may exchange such beneficial interest for an Unrestricted Definitive Security of such series or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security of such series only if the Security Registrar receives a completed certificate from such Holder in the form of Exhibit A or Exhibit B, as applicable, and an opinion of counsel in form, and from legal counsel, reasonably acceptable to the Security Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) Beneficial Interests in Unrestricted Global Securities to Unrestricted Definitive Securities. If any holder of a beneficial interest in an Unrestricted Global Security of a series proposes to exchange such beneficial interest for an Unrestricted Definitive Security of such series or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security of such series, then, upon satisfaction of the conditions set forth in Section 2.05(d)(2), the Trustee shall cause the aggregate principal amount of the applicable Unrestricted Global Security of such series to be reduced accordingly pursuant to Section 2.05(h), and the Company shall execute an Unrestricted Definitive Security of such series in the appropriate principal amount and, upon receipt of an Authentication Order in accordance with Section 2.04, the Trustee shall authenticate and deliver to the Person designated in the instructions such Unrestricted Definitive Security. Any Unrestricted Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.05(e)(3) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Security Registrar through instructions from the Depositary for such series and the Participant or Indirect Participant. The Trustee shall deliver such Unrestricted Definitive Securities to the Persons in whose names such Securities are so registered. Any Unrestricted Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.05(e)(3) shall not bear the Private Placement Legend.

(4) Transfer or Exchange of Regulation S Temporary Global Securities. Notwithstanding the other provisions of this Section 2.05, a beneficial interest in the Regulation S Temporary Global Security of a series may not be (A) exchanged for a Definitive Security of such series prior to (y) the expiration of the Distribution Compliance Period with respect to such series (unless such exchange is effected by the Company, does not require an investment decision on the part of the Holder thereof and does not violate the provisions of Regulation S) and (z) the receipt by the Security Registrar of any certificates identified by the Company or its counsel to be required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act or (B) transferred to a U.S. person (as such term is defined in Regulation S) or for the account or benefit of a U.S. person (other than an initial purchaser of such Regulation S Temporary Global Security) or a Person who takes delivery thereof in the form of a Definitive Security of such series prior to the events set forth in clause (A) above or unless the transfer is pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or 904.

(f) Transfer and Exchange of Definitive Securities for Beneficial Interests.

(1) Restricted Definitive Securities to Beneficial Interests in Restricted Global Securities. If any Holder of a Restricted Definitive Security of a series proposes to exchange such Security for a beneficial interest in a Restricted Global Security of such series or to transfer such Restricted Definitive Securities of such series to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security of such series, then, upon receipt by the Trustee of the following documentation:

(A) if the Holder of such Restricted Definitive Security of such series proposes to exchange such Security for a beneficial interest in a Restricted Global Security of such series, a completed certificate from such Holder in the form of Exhibit B; or

(B) if such Restricted Definitive Security is being transferred to a QIB in accordance with Rule 144A under the Securities Act or to a non-U.S. person in an offshore transaction in accordance with Rule 903 or 904 under the Securities Act, a completed certificate to that effect set forth in Exhibit A, the Trustee shall cancel the Restricted Definitive Security of such series, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Security of such series and, in the case of clause (B) above, the 144A Global Security of such series or the Regulation S Global Security of such series as applicable.

(2) Restricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of a Restricted Definitive Security of a series may exchange such Security for a beneficial interest in an Unrestricted Global Security of such series or transfer such Restricted Definitive Security of such series to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security of such series only if the Security Registrar receives a completed certificate from such Holder in the form of Exhibit A or Exhibit B, as applicable, and an opinion of counsel in form, and from legal counsel, reasonably acceptable to the Security Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.05(f)(2), the Trustee shall cancel the Restricted Definitive Securities of such series so transferred or exchanged and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security of such series.

(3) Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of an Unrestricted Definitive Security of a series may exchange such Security for a beneficial interest in an Unrestricted Global Security of such series or transfer such Definitive Securities of such series to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security of such series at any time. Upon receipt of a written request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause or be increased the aggregate principal amount of one of the Unrestricted Global Securities of such series. If any such exchange or transfer from a Definitive Security of a series to a beneficial interest is effected pursuant to subparagraphs (2) or (3) of this Section 2.05(f) at a time when an Unrestricted Global Security of such series has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.04, the Trustee shall authenticate one or more Unrestricted Global Securities of such series in an aggregate principal amount equal to the principal amount of Definitive Securities of such series so transferred.

(g) Transfer and Exchange of Definitive Securities for Definitive Securities. Upon written request by a Holder of Definitive Securities of a series and such Holder’s compliance with the provisions of this Section 2.05(g), the Trustee shall register the transfer or exchange of Definitive Securities of such series pursuant to the provisions of Section 2.05(a). In addition to the requirements set forth in Section 2.05(a), the requesting Holder shall provide any additional certifications, documents, and information, as applicable, required pursuant to the following provisions of this Section 2.05(g).

(1) Restricted Definitive Securities to Restricted Definitive Securities. Any Restricted Definitive Security of a series may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Security of such series if the Trustee receives a completed certificate in the form of Exhibit A, including the certifications, certificates and opinions of counsel required by item (3) thereof, if applicable.

(2) Restricted Definitive Securities to Unrestricted Definitive Securities. Any Restricted Definitive Security of a series may be exchanged by the Holder thereof for an Unrestricted Definitive Security of such series or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Security of such series if the Security Registrar receives a completed certificate from such Holder in the form of Exhibit A or Exhibit B, as applicable and an opinion of counsel in form, and from legal counsel, reasonably acceptable to the Trustee and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) Unrestricted Definitive Securities to Unrestricted Definitive Securities. A Holder of Unrestricted Definitive Securities of a series may transfer such Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security of such series in accordance with subsection 2.05(a). Upon receipt of a request to register such a transfer, the Security Registrar shall register the Unrestricted Definitive Securities of such series pursuant to the instructions from the Holder thereof.

(h) Cancellation and/or Adjustment of Global Securities. At such time as all beneficial interests in a particular Global Security of a series have been exchanged for Definitive Securities of such series or a particular Global Security of a series has been redeemed, repurchased or cancelled in whole and not in part, each such Global Security of such series shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.08. At any time prior to such cancellation, if any beneficial interest in a Global Security of such series is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security of such series or for Definitive Securities of such series, the principal amount of Securities of such series represented by such Global Security shall be reduced accordingly and an endorsement may be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security of such series, such other Global Security shall be increased accordingly and an endorsement may be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(i) No Exchange or Transfer. The Company shall not be required (i) to issue, exchange or register the transfer of any Securities during a period beginning at the opening of business 15 days before the day of the mailing (or otherwise delivery in accordance with the procedures of DTC) of a notice of redemption of less than all the Outstanding Securities of the same series and ending at the close of business on the day of such mailing or other delivery, (ii) to register the transfer of or exchange any Securities of any series or portions thereof called for redemption, nor (iii) to register the transfer of or exchange a Security of any series between the applicable record date pursuant to Section 2.01 (a)(5) and the next succeeding Interest Payment Date.

Section 2.06. Temporary Securities.

Pending the preparation of definitive Securities of any series, the Company may execute temporary Securities (printed, lithographed or typewritten) of any authorized denomination and the Trustee shall authenticate and deliver such Securities. Such temporary Securities shall be substantially in the form of the definitive Securities in lieu of which they are issued, but with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Company. Every temporary Security of any series shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities of such series. Without unnecessary delay the Company will execute and will furnish definitive Securities of such series and thereupon any or all temporary Securities of such series may be surrendered in exchange therefor without charge to the Holders, at the office or agency of the Company maintained pursuant to Section 4.02 for the purpose of exchanges of Securities of such series, and the Trustee shall authenticate and such office or agency shall deliver in exchange for such temporary Securities an equal aggregate principal amount of definitive Securities of such series, unless the Company advises the Trustee to the effect that definitive Securities need not be executed and furnished until further notice from the Company. Until so exchanged, temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series authenticated and delivered hereunder.

Section 2.07. Mutilated, Destroyed, Lost or Stolen Securities.

In case any temporary or definitive Security shall become mutilated or be destroyed, lost or stolen, the Company (subject to the next succeeding sentence) shall execute a new Security of the same series, bearing a number not contemporaneously outstanding in exchange and substitution for the mutilated Security, or in lieu of and in substitution for the Security so destroyed, lost or stolen and upon the Company’s written request the Trustee (subject to the next succeeding sentence) shall authenticate and deliver, such Security. In every case the applicant for a substituted Security shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of the applicant’s Security and of the ownership thereof. The Trustee may authenticate any such substituted Security and deliver the same upon the written request or authorization of any Officer. Upon the issuance of any substituted Security, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith. In case any Security that has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company, instead of issuing a substitute Security, may pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Security) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as they may require to save them harmless, and, in case of destruction, loss or theft, evidence to the satisfaction of the Company and the Trustee of the destruction, loss or theft of such Security and of the ownership thereof.

Every replacement Security issued pursuant to the provisions of this Section 2.07 shall constitute an additional contractual obligation of the Company whether or not the mutilated, destroyed, lost or stolen Security shall be found at any time, or be enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of the same series duly issued hereunder. All Securities shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities, and shall preclude (to the extent lawful) any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 2.08. Cancellation.

All Securities surrendered for the purpose of payment, redemption, exchange or registration of transfer, if surrendered to the Company or any paying agent, shall be delivered to the Trustee for cancellation, or, if surrendered to the Trustee, shall be cancelled by it, and no Securities shall be issued in lieu thereof except as expressly required or permitted by any of the provisions of this Indenture. Upon the written request of the Company at the time of such surrender, the Trustee shall deliver to the Company canceled Securities held by the Trustee. If the Company shall otherwise acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation.

Section 2.09. Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give or be construed to give to any Person, other than the parties hereto and the Holders of the Securities, any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition or provision herein contained; all such covenants, conditions and provisions being for the sole benefit of the parties hereto and of the Holders of the Securities.

Section 2.10. Authenticating Agent.

So long as any of the Securities of any series remain Outstanding, there may be an Authenticating Agent for any or all such series of Securities which the Trustee shall have the right to appoint. The Authenticating Agent shall be authorized to act on behalf of the Trustee to authenticate Securities of such series, including Securities issued upon exchange, registration of transfer or partial redemption thereof, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. All references in this Indenture to the authentication of Securities by the Trustee shall be deemed to include authentication by an Authenticating Agent for such series. Each Authenticating Agent shall be acceptable to the Company and shall be a corporation that has a combined capital and surplus, as most recently reported or determined by it, sufficient under the laws of any jurisdiction under which it is organized or in which it is doing business to conduct a trust business, and that is otherwise authorized under such laws to conduct such business and is subject to supervision or examination by Federal or State authorities. If at any time any Authenticating Agent shall cease to be eligible in accordance with these provisions, it shall resign immediately. Any Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and to the Company. The Trustee at any time may, and upon written request by the Company shall, terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Company. Upon resignation, termination or cessation of eligibility of any Authenticating Agent, the Trustee may appoint an eligible successor Authenticating Agent acceptable to the Company. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder as if originally named as an Authenticating Agent pursuant hereto.

Section 2.11. Global Securities.

(a) General. If the Company shall establish pursuant to Section 2.01 that the Securities of a particular series are to be issued as a Global Security, then the Company shall execute one or more Global Securities that (i) shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the Outstanding Securities of such series, (ii) shall be registered in the name of the Depositary or its nominee and (iii) shall be delivered to the Trustee as custodian for the Depositary or otherwise delivered pursuant to the Depositary’s instructions and the Trustee in accordance with Section 2.04 shall authenticate such Global Security or Global Securities.

(b) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and the “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions” and “Customer Handbook” of Clearstream, respectively, in effect at the relevant time shall be applicable to transfers of beneficial interests in the Regulation S Global Securities of such series that are held by Participants through Euroclear or Clearstream.

Section 2.12. CUSIP Numbers.

The Company in issuing the Securities of a series may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Securityholders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee, in writing, of any change in the “CUSIP” numbers.

Section 2.13. Securities Denominated in Foreign Currencies.

Except as otherwise specified pursuant to Section 2.01 for Securities of any series, payment of the principal of, premium, if any, and interest on, Securities of such series denominated in any Foreign Currency will be made in such Foreign Currency by one or more paying agents appointed by the Company (each, a “Foreign Paying Agent”).

In the event any Foreign Currency or Currencies in which any payment with respect to any series of Securities may be made ceases to be a freely convertible Currency on United States Currency markets, for any date thereafter on which payment of principal of, premium, if any, or interest on the Securities of a series is due, the Company shall select the Currency of payment for use on such date, all as provided in the Securities of such series, in a Board Resolution or in one or more indentures supplemental hereto. In such event, the Company shall notify the Foreign Paying Agent of the Currency which it has selected to constitute the funds necessary to meet the Company’s Obligations on such payment date and of the amount of such Currency to be paid. Such amount shall be determined as provided in the Securities of such series, in a Board Resolution or in one or more indentures supplemental hereto. The payment with respect to such payment date shall be deposited with the Foreign Paying Agent by the Company solely in the Currency so selected.

Section 2.14. Wire Transfers.

Notwithstanding any other provision to the contrary in this Indenture, the Company may make any payment required to be deposited with the Trustee on account of principal of, premium, if any, or interest on, the Securities by any method of wire transfer to an account designated in writing by the Trustee such that funds are available on or before the date such payment is to be made to the Holders of the Securities in accordance with the terms hereof.

Section 2.15. Designated Currency.

The Company may provide pursuant to Section 2.01 for Securities of any series that:

(a) the obligation, if any, of the Company to pay the principal of, premium, if any, and interest on the Securities of any series in a Foreign Currency or Dollars (the “Designated Currency”) as may be specified pursuant to Section 2.01(a)(12) is of the essence and agree that, to the fullest extent possible under applicable law, judgments in respect of Securities of such series shall be given in the Designated Currency;

(b) the obligation of the Company to make payments in the Designated Currency of the principal of, premium, if any, and interest on such Securities shall be discharged, notwithstanding any payment in any other Currency (whether pursuant to a judgment or otherwise), only to the extent of the amount in the Designated Currency that the Securityholder receiving such payment, in accordance with normal banking procedures, may purchase with the amount paid in such other Currency after any premium and cost of exchange on the business day in the country of issue of the Designated Currency or in the international banking community immediately following the day on which such Securityholder receives such payment;

(c) if the amount in the Designated Currency that may be so purchased for any reason falls short of the amount originally due, the Company shall pay such additional amounts as may be necessary to compensate for such shortfall; and

(d) any obligation of the Company not discharged by such payment shall be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

ARTICLE III

REDEMPTION OF SECURITIES AND SINKING FUND PROVISIONS

Section 3.01. Redemption.

The Company may redeem the Securities of any series issued hereunder on and after the dates and in accordance with the terms established for such series pursuant to Section 2.01 or 14.01.

Section 3.02. Notice of Redemption; Partial Redemption.

(a) If the Company desires to exercise such right to redeem all or, as the case may be, a portion of the Securities of any series, the Company shall, or shall instruct the Trustee in writing to, give notice of such redemption to Holders of the Securities of such series to be redeemed by mailing (or otherwise delivery in accordance with the procedures of DTC), first class postage prepaid, a notice of such redemption not less than 10 days and not more than 60 days before the date fixed for redemption of that series to such Holders at their last addresses as they shall appear upon the Security Register (unless a shorter period is specified in the Securities to be redeemed). Any notice that is mailed (or otherwise delivered) in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered Holder receives the notice. Notices of redemption may be conditioned upon the occurrence of one or more subsequent events specified in the notice. The Trustee shall not have any duty to determine or verify the determination of whether any one or more of the conditions precedent have been satisfied. In any case, failure duly to give such notice to the Holder of any Security of any series designated for redemption in whole or in part, or any defect in the notice, shall not affect the validity of the proceedings for the redemption of any other Securities of such series or any other series. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officer’s Certificate evidencing compliance with any such restriction.

Each such notice of redemption shall specify the date fixed for redemption and the redemption price at which Securities of that series are to be redeemed, the CUSIP, ISIN or other similar numbers, if any, assigned to such Securities, and shall state that: (i) payment of the redemption price of such Securities to be redeemed will be made at the office or agency of the Company maintained for such purpose, or, if none, at the Corporate Trust Office of the Trustee, upon presentation and surrender of such Securities; (ii) interest accrued to the date fixed for redemption will be paid as specified in said notice; (iii) from and after said date interest will cease to accrue; (iv) the redemption is for a sinking fund, if such is the case; and (v) if in connection with a redemption of any series of Securities pursuant to the optional redemption terms set forth in the supplemental indenture or Board Resolution governing such series of Securities, as applicable, any condition to such redemption. If less than all the Securities of a series are to be redeemed, the notice to the Holders of Securities of that series to be redeemed in whole or in part shall specify the particular Securities to be so redeemed. In case any Security is to be redeemed in part only, the notice that relates to such Security shall state the portion of the principal amount thereof to be redeemed, and shall state that on and after the redemption date, upon surrender of such Security, a new Security or Securities of such series in principal amount equal to the unredeemed portion thereof will be issued.

(b) If all or less than all the Securities of a series are to be redeemed, the Company shall give the Trustee at least 45 days’ written notice (unless a shorter period shall be satisfactory to the Trustee) in advance of the date fixed for redemption as to the aggregate principal amount of Securities of the series to be redeemed. If less than all the Securities are to be redeemed, the Trustee thereupon shall select from Securities of such series Outstanding not previously called for redemption, in accordance with DTC’s procedures (in such manner as complies with applicable legal and stock exchange requirements, if any) and that may provide for the selection of a portion or portions (equal to $150,000 or any integral multiples of $1,000 in excess thereof) of the principal amount of such Securities of such series of a denomination larger than $150,000, the Securities of such series to be redeemed. The Trustee promptly shall notify the Company in writing of the numbers of the Securities of such series to be redeemed, in whole or in part.

(c) A partial redemption of the Securities of the series to be redeemed may be selected pro rata or by lot in accordance with the applicable procedures of the Depositary or by such method as specified at the direction of the Issuer (equal to the minimum authorized denomination for such Securities or any integral multiple thereof) of the principal amount of such Securities of a denomination larger than the minimum authorized denomination for such Securities.

The Company, if and whenever it shall so elect, by delivery of instructions signed on its behalf by any of its Officers, may instruct the Trustee or any paying agent to call all or any part of the Securities of a particular series for redemption and to give notice of redemption in the manner set forth in this Section 3.02, such notice to be in the name of the Company or its own name, as the Trustee or such paying agent may deem advisable. In any case in which notice of redemption is to be given by the Trustee or any such paying agent, the Company shall deliver or cause to be delivered to, or permit to remain with, the Trustee or such paying agent, as the case may be, such Security Register, transfer books or other records, or suitable copies or extracts therefrom, sufficient to enable the Trustee or such paying agent to give any notice by mail that may be required under the provisions of this Section 3.02.

Section 3.03. Payment Upon Redemption.

(a) If the giving of notice of redemption shall have been completed as above provided, the Securities or portions of Securities of the series to be redeemed specified in such notice shall become due and payable on the date and at the place stated in such notice at the applicable redemption price, together with interest accrued to the date fixed for redemption, in each case as established pursuant to Section 2.01 or 14.01. Interest on such Securities or portions of Securities shall cease to accrue on and after the date fixed for redemption, unless the Company shall default in the payment of such redemption price and accrued interest with respect to any such Security or portion thereof. On presentation and surrender of such Securities on or after the date fixed for redemption at the place of payment specified in the notice, such Securities shall be paid and redeemed at the applicable redemption price for such series, together with interest accrued thereon to the date fixed for redemption (but if the date fixed for redemption is an Interest Payment Date, the interest installment payable on such date shall be payable to the registered Holder at the close of business on the applicable record date pursuant to Section 2.01).

(b) Upon presentation of any Security of such series that is to be redeemed in part only, the Company shall execute a new Security of the same series and tenor of authorized denominations in principal amount equal to the unredeemed portion of the Security so presented and the Trustee shall authenticate, and the office or agency where the Security is presented shall deliver to the Holder thereof, at the expense of the Company, such Security; except that if a Global Security is so surrendered, the Company shall execute a new Global Security of like tenor in a denomination equal to and in exchange for the unredeemed portion of the principal of the Global Security so surrendered and, upon receipt of an Officer’s Certificate requesting authentication and delivery, the Trustee shall authenticate and deliver to the Depositary for such Global Security, without service charge, such Global Security.

Section 3.04. Sinking Fund.

The provisions of Sections 3.04, 3.05 and 3.06 shall be applicable to any sinking fund for the retirement of Securities of a series, except as otherwise specified as contemplated by Section 2.01 for Securities of such series.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is referred to as a “mandatory sinking fund payment,” and any payment in excess of such minimum amount provided for by the terms of Securities of any series is referred to as an “optional sinking fund payment.” If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 3.05. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

Section 3.05. Satisfaction of Sinking Fund Payments with Securities.

The Company (i) may deliver Outstanding Securities of a series (other than any Securities previously called for redemption) and (ii) may apply as a credit Securities of a series that have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to the Securities of such series required to be made pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the redemption price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 3.06. Redemption of Securities for Sinking Fund.

Not less than 30 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of the series, the portion thereof, if any, that is to be satisfied by payment of cash in the Currency in which the Securities of such series are denominated (except as provided pursuant to Section 2.01), the portion thereof, if any, that is to be satisfied by delivering and crediting Securities of that series pursuant to Section 3.05 and the basis for such credit. Together with such Officer’s Certificate, the Company will deliver to the Trustee any Securities to be so delivered. Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.02 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.02. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Section 3.03.

ARTICLE IV

CERTAIN COVENANTS

The following covenants shall apply to the Securities, except with respect to any series of Securities for which the supplemental indenture or Board Resolution under which such series of Securities is issued or in the form of Security for such series expressly provides that any such covenant shall not apply to such series of Securities:

Section 4.01. Payment of Principal, Premium and Interest.

The Company will pay or cause to be paid the principal of, premium, if any, and interest on the Securities of a series at the time and place and in the manner provided herein and established with respect to such Securities. Principal of, premium, if any and interest shall be considered paid on the date due if the paying agent, if other than one of the Company or a Subsidiary, holds as of 10:00 a.m., New York City time, on the date due, money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal of, or premium, if any, and interest then due.

Section 4.02. Maintenance of Office or Agency.

So long as any series of the Securities remain Outstanding, the Company will maintain for such series an office or agency where Securities of such series may be presented or surrendered for payment, where Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of such series and this Indenture may be given or served. Such designation will continue with respect to each office or agency until the Company, by written notice signed by any Officer and delivered to the Trustee, shall designate some other office or agency for such purposes or any of them. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands. Unless otherwise specified in accordance with Section 2.01 with respect to a series of Securities, the Company initially designates the Corporate Trust Office of the Trustee as the office to be maintained by it for each such purpose.

Section 4.03. Paying Agents; Security Registrar

(a) The Company may appoint one or more paying agents, other than the Trustee, for all or any series of the Securities. If the Company fails to appoint or maintain another entity as paying agent, the Trustee shall act as such. The Company, any Guarantor or any of their Subsidiaries may act as paying agent. The Company hereby appoints the Trustee as the initial paying agent and the initial Security Registrar.

(b) The Company shall require each paying agent other than the Trustee to agree in writing that the paying agent will hold in trust for the benefit of Securityholders or the Trustee all funds held by the paying agent for the payment of principal, premium, if any, or interest on the Securities, and will promptly notify the Trustee, in writing, of any default by the Company in making any such payment. While any such default continues, the Trustee may require a paying agent to pay all funds held by it to the Trustee. The Company at any time may require a paying agent to pay all funds held by it to the Trustee. Upon payment over to the Trustee, the paying agent (if other than the Company, a Guarantor or any of their Subsidiaries) shall have no further liability for the funds. If the Company, any Guarantor or any of their Subsidiaries acts as paying agent, it shall segregate and hold in a separate trust fund for the benefit of the Securityholders all funds held by it as paying agent.

(c) Notwithstanding anything in this Section to the contrary, (i) the agreement to hold funds in trust as provided in this Section 4.03 is subject to the provisions of Section 11.06, and (ii) the Company at any time, for the purpose of obtaining the satisfaction and discharge or defeasance of this Indenture or for any other purpose, may pay, or direct any paying agent to pay, to the Trustee all funds held in trust by the Company or such paying agent, such funds to be held by the Trustee upon the same terms and conditions as those upon which such funds were held by the Company or such paying agent. Upon such payment by any paying agent to the Trustee, such paying agent shall be released from all further liability with respect to such funds.

Section 4.04. Statement by Officers as to Default.

So long as any of the Securities remain outstanding, the Company will furnish to the Trustee within 120 days after the end of each fiscal year a brief certificate (which need not comply with Section 13.06) executed by the principal executive, financial or accounting officer of the Company or any member of the Board of Directors of the Company indicating whether the signers of such certificate know of any Default under this Indenture that occurred during the previous year. Such certificate need not include a reference to any Default that has been fully cured prior to the date as of which such certificate speaks.

The Company shall provide written notice to the Trustee within 30 days of the occurrence of any event, act or condition that would constitute a Default, describing the status of such Event of Default and describing what action the Company is taking or proposing to take with respect thereto.

Section 4.05. Appointment to Fill Vacancy in Office of Trustee.

The Company, whenever necessary to avoid or to fill a vacancy in the office of the Trustee, will appoint, in the manner provided in Section 7.10, a Trustee, so that there shall be at all times a Trustee hereunder.

Section 4.06. Waiver of Certain Covenants.

Except as otherwise specified as contemplated by Section 2.01 in respect of the Securities of such series and a continuing Event of Default in the payment of interest or premium on, or principal of the Securities of such series, the Company may, with respect to Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to this Article IV and any additional covenants added pursuant to Section 2.01 or Article IX for the benefit of the Holders of such series, if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the Outstanding Securities of such series shall by written notice to the Company and the Trustee, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the Obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE V.

SECURITYHOLDERS’ LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 5.01. Company to Furnish Trustee Names and Addresses of Securityholders.

The Company will furnish or cause to be furnished to the Trustee (a) semi-annually at least seven Business Days before each Interest Payment Date for a series of Securities (and in all events at intervals of not more than six months) a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of each series of Securities as of such date, provided that the Company shall not be obligated to furnish or cause to furnish such list at any time that the list shall not differ in any respect from the most recent list furnished to the

Trustee by the Company and (b) at such other times as the Trustee may require in writing within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; provided, however, that, in either case, no such list need be furnished for any series for which the Trustee shall be the Security Registrar.

Section 5.02. Preservation of Information; Communications with Securityholders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders of Securities contained in the most recent list furnished to it as provided in Section 5.01 and as to the names and addresses of Holders of Securities received by the Trustee in its capacity as Security Registrar (if acting in such capacity).

(b) Securityholders may communicate as provided in Section 312(b) of the Trust Indenture Act with other Securityholders with respect to their rights under this Indenture or under the Securities.

Section 5.03. Reports by the Company.

(a) So long as any Securities are outstanding, the Company shall file with the Trustee, within 15 days after Parent files with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that Parent may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. The Company shall be deemed to have complied with the previous sentence to the extent that such information, documents and reports are filed with the Commission via EDGAR (or any successor electronic delivery procedure) or posted on Parent’s website; provided, that the Trustee shall have no obligation whatsoever to determine whether or not such documents or reports have been so filed.

(b) Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

Section 5.04. Reports by the Trustee.

(a) Any Trustee’s report required under Section 313(a) of the Trust Indenture Act shall be transmitted on or before March 15 in each year following the date hereof (commencing in 2015), so long as any Securities are Outstanding hereunder, and shall be dated as of a date convenient to the Trustee no more than 60 nor less than 45 days prior thereto.

(b) A copy of each such report shall, at the time of such transmission to Securityholders, be filed by the Trustee with the Company, with any stock exchange upon which any Securities are listed and with the Commission. The Company agrees to promptly notify the Trustee, in writing, when any Securities become listed on any stock exchange or delisted therefrom.

ARTICLE VI

REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS ON EVENT OF DEFAULT

Section 6.01. Events of Default.

(a) Whenever used herein with respect to Securities of a particular series, “Event of Default” means any one or more of the following events that has occurred and is continuing, except with respect to any series of Securities for which the supplemental indenture or Board Resolution under which such series of Securities is issued or in the form of Security for such series expressly provides that any such Event of Default shall not apply to such series of Securities:

(1) a default in any payment of interest or Additional Amounts, if any, on any of the Securities of such series as and when the same shall become due, which continues for 30 days;

(2) a default in the payment of principal of or premium, if any, on any of the Securities of such series when due at its stated maturity date, upon optional redemption or otherwise;

(3) default in the payment of any sinking fund installment as and when the same shall become due and payable by the terms of the Securities of such series;

(4) a failure by the Company or any Guarantor to comply with their other agreements contained in this Indenture or any indenture supplemental hereto with respect to such series (other than a default or breach that is specifically dealt with elsewhere in this Section 6.01 or in such supplemental indenture), which continues for a period of 90 days after written notice thereof is given to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 25% in principal amount of the Outstanding Securities of such series;

(5) a default under any debt for money borrowed by the Company or any Guarantor that results in acceleration of the maturity of such debt, or failure to pay any such debt within any applicable grace period after final stated maturity, in an aggregate amount of the greater of (a) $150.0 million, or (b) 3.0% of Consolidated Total Assets, or in each case, its foreign currency equivalent, at the time without such debt having been discharged or acceleration having been rescinded or annulled;

(6) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company, the Parent or any Significant Subsidiary (or any group of Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of Parent and its subsidiaries) would constitute a Significant Subsidiary) in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company, the Parent or such Significant Subsidiary or for any substantial part of its property or ordering the winding up or liquidation of its affairs (or any similar relief is granted under any foreign laws), and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days;

(7) the Company, the Parent or any Significant Subsidiary (or any group of Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of Parent and its subsidiaries) would constitute a Significant Subsidiary) shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, seek court protection, reorganization or other relief with respect of its debts under any law, consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, examiner, assignee, custodian, trustee or sequestrator (or similar official) of the Company, the Parent or such Significant Subsidiary or for any substantial part of its property, or make any general assignment for the benefit of creditors (or takes any comparable action under any foreign laws relating to bankruptcy or insolvency);

(8) any guarantee of a Guarantor ceases to be in full force and effect (except as contemplated by the terms of this Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under this Indenture or its guarantee; and

(9) any other Event of Default provided in the supplemental indenture or Board Resolution under which such series of Securities is issued or in the form of Security for such series.

(b) The foregoing will constitute an Event of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(c) In the case of an Event of Default specified in Section 6.01(a)(6) or Section 6.01(a)(7) occurs, the principal of and premium, if any, and accrued and unpaid interest on all Outstanding Securities will become due and payable immediately without further action or notice. If any other Event of Default as described herein shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of a series may declare, by notice to the Company in writing (and to the Trustee, if given by Holders of such Securities) specifying the Event of Default, to be immediately due and payable the principal amount of all such Securities then Outstanding, plus premium, if any, and accrued and unpaid interest to the date of acceleration.

(d) At any time after the principal of the Securities of that series shall have been so declared due and payable, and before any judgment or decree for the payment of the amount due shall have been obtained or entered as hereinafter provided, the Holders of a majority in aggregate principal amount of the Securities of that series then Outstanding hereunder, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if: (i) the Company has or has caused to be paid or deposited with the Trustee an amount sufficient to pay all matured installments of interest upon all the Securities of that series and the principal of and premium, if any, on any and all Securities of that series that shall have become due otherwise than by acceleration (with interest upon such principal and premium, if any, and, to the extent that such payment is enforceable under applicable law, upon overdue installments of interest, at the rate expressed in the Securities of that series to the date of such payment or deposit), and (ii) any and all Events of Default under this Indenture with respect to such series, other than the nonpayment of principal on Securities of that series that shall not have become due by their terms, shall have been remedied or waived as provided in Section 6.06. No such rescission and annulment shall extend to or shall affect any subsequent default or impair any right consequent thereon.

(e) The Trustee shall give to the Securityholders of any series, as the names and addresses of such Holders appear on the Security Register, notice by mail of all defaults actually known to a Responsible Officer that have occurred and are continuing with respect to such series, such notice to be transmitted within 90 days after it becomes actually known to a Responsible Officer of the Trustee; provided that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the Securities of such series, or in the payment of any sinking or purchase fund installment with respect to the Securities of such series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers determines in good faith that the withholding of such notice is not opposed to the interests of the Securityholders of such series (it being understood that the Trustee does not have an affirmative duty to determine whether any direction is prejudicial to any Securityholder). Prior to taking any action under the Indenture, the Trustee will be entitled to, and if requested, be provided, indemnification or security satisfactory to it against any loss, liability, cost or expense caused by taking or not taking such action.

Section 6.02. Collection of Indebtedness and Suits for Enforcement by Trustee.

(a) The Company covenants that (i) in case it shall default in the payment of any installment of interest on any of the Securities of a series, or any payment required by any sinking or analogous fund established with respect to that series as and when the same shall have become due and payable, and such default shall have continued for a period of 30 days, or (ii) in case it shall default in the payment of the principal of, or premium, if any, on any of the Securities of a series when the same shall have become due and payable, whether upon maturity of the Securities of a series or upon redemption or upon declaration or otherwise, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the Holders of the Securities of that series, the whole amount that then shall have been become due and payable on all such Securities for principal, premium, if any, or interest, or both, with interest upon the overdue principal, premium, if any, and (to the extent that payment of such interest is enforceable under applicable law) upon overdue installments of interest at the rate expressed in the Securities of that series; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, and the amount payable to the Trustee under Section 7.06.

(b) If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the amounts so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any Guarantor and collect the amounts adjudged or decreed to be payable in the manner provided by law out of the property of the Company or such Guarantor, wherever situated.

(c) In case of any receivership, insolvency, liquidation, bankruptcy, reorganization, readjustment, arrangement, examinership, composition or judicial proceedings affecting the Company or any Guarantor or its respective creditors or property, the Trustee shall have power to intervene in such proceedings and take any action therein that may be permitted by the court and, except as otherwise provided by law, shall be entitled to file such proofs of claim and other papers and documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders of Securities of such series allowed for the entire amount due and payable by the Company under this Indenture at the date of institution of such proceedings and for any additional amount that may become due and payable by the Company after such date, and to collect and receive any funds or other property payable or deliverable on any such claim, and to distribute the same in accordance with Section 6.03. Any receiver, assignee, examiner or trustee in bankruptcy or reorganization is hereby authorized by each of the Holders of Securities of such series to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to such Securityholders, to pay to the Trustee any amount due it under Section 7.06.

(d) All rights of action and of asserting claims under this Indenture, or under any of the terms established with respect to Securities of that series, may be enforced by the Trustee without the possession of any of such Securities, or the production thereof at any trial or other proceeding relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for payment to the Trustee of any amounts due under Section 7.06, be for the ratable benefit of the Holders of the Securities of such series.

In case of an Event of Default, the Trustee in its discretion may proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Nothing contained herein shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of that series or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

Section 6.03. Application of Funds Collected.

Any funds collected by the Trustee pursuant to this Article VI with respect to a particular series of Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such funds on account of principal, premium, if any, or interest, upon presentation of the Securities of that series, and notation thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses of collection and of all amounts payable to the Trustee, acting in all of its capacities under this Indenture;

SECOND: To the payment of the amounts then due and unpaid upon Securities of such series for principal, premium, if any, and interest, in respect of which or for the benefit of which such funds have been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal, premium, if any, and interest, respectively; and

THIRD: To the Company.

Section 6.04. Limitation on Suits.

If an Event of Default occurs and is continuing with respect to any series of Securities, the Trustee, in conformity with its duties under this Indenture, shall exercise all rights or powers under this Indenture at the request or direction of any of the Holders of such Securities, provided, that such Holders provide the Trustee with an indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of Securities of such Series may pursue any remedy with respect to this Indenture or such Securities unless (i) such Holder previously notified the Trustee that an Event of Default is continuing; (ii) Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series requested the Trustee to pursue the remedy; (iii) the requesting Holders of Securities of such Series offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense; (iv) the Trustee has not complied with such Holder’s request within 60 days after the receipt of the request and the offer of security or indemnity; and (v) the Holders of a majority in principal amount of the Outstanding Securities of such series have not given the Trustee a direction inconsistent with the request within the 60-day period.

Notwithstanding anything contained herein to the contrary, any other provisions of this Indenture, the right of any Holder of any Security to receive payment of the principal of, and premium, if any, and interest on such Security, as therein provided, on or after the respective due dates expressed in such Security (or in the case of redemption, on the redemption date), or to institute suit for the enforcement of any such payment on or after such respective dates or redemption date, shall not be impaired or affected without the consent of such Holder. By accepting a Security hereunder it is expressly understood, intended and covenanted by the taker and Holder of every Security of such series with every other such taker and Holder and the Trustee, that no one or more Holders of Securities of such series shall have any right in any manner whatsoever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of the Holders of any other of such Securities, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities of such series. For the protection and enforcement of the provisions of this Section 6.04, each Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 6.05. Rights and Remedies Cumulative; Delay or Omission not Waiver.

(a) Except as otherwise provided in Section 2.07, all powers and remedies given by this Article VI to the Trustee or to the Securityholders, to the extent permitted by law, shall be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the Holders of the Securities, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to such Securities.

(b) No delay or omission of the Trustee or of any Holder of any of the Securities to exercise any right or power accruing upon any Event of Default occurring and continuing shall impair any such right or power, or shall be construed to be a waiver of any such default or on acquiescence therein. Subject to the provisions of Section 6.04, every power and remedy given by this Article VI or by law to the Trustee or the Securityholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

Section 6.06. Control by Securityholders.

The Holders of a majority in aggregate principal amount of the Securities of any series at the time Outstanding, determined in accordance with Section 8.04, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series. The Trustee may, however, refuse to follow any direction that conflicts with law or this Indenture. In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders of such series, each representing less than a majority in aggregate principal amount of the outstanding Securities of such series, the Trustee, in its sole discretion, may determine what action, if any, shall be taken and the Trustee may, in its sole discretion, take other actions.

The Holders of not less than a majority in aggregate principal amount of the Securities of any series at the time Outstanding affected thereby, determined in accordance with Section 8.04, on behalf of the Holders of all of the Securities of such series may waive any past Default in the performance of any of the covenants contained herein or established pursuant to Section 2.01 with respect to such series and its consequences, except a Default (1) in the payment of the principal of, premium, if any, or interest on, any of the Securities of that series as and when the same shall become due by the terms of such Securities otherwise than by acceleration and (2) in respect of a covenant or provision of this Indenture that cannot be modified or amended without the consent of the Holder of each Security of such series). Upon any such waiver, the Default covered thereby shall be deemed to be cured for every purpose of this Indenture and the Company, the Trustee and the Holders of the Securities of such series shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.07. Undertaking to Pay Costs.

All parties to this Indenture agree, and each Holder of any Securities by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 6.07 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder, or group of Securityholders, holding more than 10% in aggregate principal amount of the Outstanding Securities of any series, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of, premium, if any, or interest on any Security of such series, on or after the respective due dates expressed in such Security or established pursuant to this Indenture.

Section 6.08. Waiver of Usury, Stay or Extension of Laws.

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VII

CONCERNING THE TRUSTEE

Section 7.01. Certain Duties and Responsibilities of Trustee.

(a) In case an Event of Default with respect to the Securities of a series has occurred (that has not been cured or waived), the Trustee shall exercise with respect to Securities of that series such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) prior to the occurrence of an Event of Default with respect to the Securities of a series and after the curing or waiving of all such Events of Default with respect to that series that may have occurred, the duties and obligations of the Trustee shall with respect to the Securities of such series be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable with respect to the Securities of such series except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and in the absence of gross negligence or willful misconduct on the part of the Trustee, the Trustee with respect to the Securities of such series may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical computations or other facts stated therein);

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officer of the Trustee, unless it shall be proved, in a final and non-appealable decision by a court of competent jurisdiction, that the Trustee was grossly negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Securities of any series at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture;

(4) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

(5) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any Security Registrar with respect to the Securities; and

(6) none of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Indenture or adequate indemnity against such risk is not reasonably assured to it.

Section 7.02. Certain Rights of Trustee.

Except as otherwise provided in Section 7.01:

(a) The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties, even if it contains errors or is later deemed not authentic.

(b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by a Board Resolution or an instrument signed in the name of the Company by an Officer (unless other evidence in respect thereof is specifically prescribed herein).

(c) The Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted hereunder in good faith and in reliance thereon, and the Trustee shall not be responsible for the content of any Opinion of Counsel in connection with this Indenture, whether delivered to it or on its behalf.

(d) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders, pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee indemnity satisfactory to it against the costs, expenses, claims, loss and liabilities that may be incurred therein or thereby.

(e) The Trustee shall not be liable for any action taken or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture, provided, however, that the Trustee’s conduct does not constitute gross negligence.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security or other papers or documents, but the Trustee, in its discretion, may make such further inquiry into such matters as it may see fit, and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled upon reasonable notice and at reasonable times to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall not be deemed to have notice of any Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee.

(h) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(k) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(l) The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Securities, unless either (1) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been received by the Trustee at its Corporate Trust Office by the Company or by any Holder of the Securities, and such notice references the Securities and this Indenture.

(m) The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; nuclear or natural catastrophes; earthquakes, fires; floods, wars; civil or military disturbances; riots; sabotage; pandemics; epidemics; recognized public emergencies; quarantine restrictions; loss or malfunction of utilities; hacking; cyber-attacks or other infiltration of the Trustee’s technological infrastructure exceeding authorized access; riots; interruptions; loss or malfunctions of utilities or , computer (hardware or software) or communications services, accidents; labor disputes; strikes; work stoppages; accidents; acts of civil or military authority or governmental actions (it being understood that the Trustee shall use its best efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances).

(n) The Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

(o) It shall not be the duty of the Trustee to see that any duties or obligations imposed herein upon the Company or other persons are performed, and the Trustee shall not be liable or responsible for the failure of the Company or such other persons to perform any act required of them by this Indenture.

(p) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(q) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

Section 7.03. Trustee not Responsible for Recitals or Issuance of Securities.

(a) The recitals contained herein and in the Securities shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.

(b) The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities.

(c) The Trustee shall not be accountable for the use or application by the Company of any of the Securities or of the proceeds of such Securities, or for the use or application of any funds paid over by the Trustee in accordance with any provision of this Indenture or established pursuant to Section 2.01, or for the use or application of any funds received by any paying agent other than the Trustee.

Section 7.04. May Hold Securities.

The Trustee or any paying agent or Security Registrar, in its individual or any other capacity, may become the owner or pledgee of Securities with the same rights it would have if it were not Trustee, paying agent or Security Registrar. However, the Trustee is subject to Sections 7.09 and 7.13.

Section 7.05. Funds Held in Trust.

Subject to the provisions of Section 11.06, all funds received by the Trustee, until used or applied as herein provided, shall be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any funds received by it hereunder except such as it may agree with the Company to pay thereon.

Section 7.06. Compensation, Reimbursement and Indemnification.

(a) The Company shall pay to the Trustee, and the Trustee shall be entitled to be paid, such compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), as the Company and the Trustee from time to time may agree in writing, for all services rendered by it in the execution of the trusts hereby created and in the exercise and performance of any of the powers and duties hereunder of the Trustee. Except as otherwise expressly provided herein, the Company will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense or disbursement as may arise from its own gross negligence or willful misconduct. The Company and each Guarantor, jointly and severally, shall indemnify the Trustee (and its officers, agents, directors and employees) for, and shall hold it harmless against, any and all loss, liability, claim, damage or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), incurred without gross negligence or willful misconduct on the part of the Trustee and arising out of or in connection with the acceptance or administration of this trust or in any other capacity hereunder, including the costs and expenses of defending itself against any claim of liability (whether asserted by the Company, any Holder or any other Person) in the premises or enforcing this Indenture, including this Section 7.06. The Trustee shall notify the Company and each applicable Guarantor promptly of any claim for which it may seek indemnity. Failure by the Trustee so to notify the Company and each applicable Guarantor shall not relieve the Company or any Guarantor of its obligations hereunder, except to the extent that the Company or any Guarantor has been prejudiced by such failure. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.

(b) The obligations of the Company and the Guarantors under this Section 7.06 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses and disbursements shall: (i) be secured by a lien prior to that of the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Securities; and (ii) survive the termination of this Indenture and earlier resignation or removal of the Trustee.

Section 7.07. Reliance on Officer’s Certificate and other Documents.

Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting to take any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed), in the absence of gross negligence or willful misconduct on the part of the Trustee, may be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee and such certificate, in the absence of gross negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted to be taken by it under the provisions of this Indenture upon the faith thereof.

Section 7.08. Disqualification; Conflicting Interests.

If the Trustee has or shall acquire any “conflicting interest” within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee and the Company shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

Section 7.09. Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee with respect to the Securities issued hereunder which shall at all times be a corporation organized and doing business under the laws of the United States or any State or Territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, and subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 7.09 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Company may not, nor may any Affiliate of the Company, serve as Trustee. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.09, the Trustee shall resign immediately in the manner and with the effect specified in Section 7.10.

Section 7.10. Resignation and Removal; Appointment of Successor.

(a) The Trustee or any successor hereafter appointed may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company no later than 30 days prior to the proposed date of resignation and by transmitting notice of resignation by mail, first class postage prepaid, to the Securityholders of such series, as their names and addresses appear upon the Security Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee with respect to Securities of such series. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the retiring Trustee resigns, the retiring Trustee, at the expense of the Company, or the Company may petition any court of competent jurisdiction for the appointment of a successor trustee with respect to Securities of such series, or any Securityholder of that series who has been a bona fide Holder of a Security or Securities for at least six months may on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any one of the following shall occur, the Company may remove the Trustee with respect to all or any series of Securities and appoint a successor trustee, or, unless the Trustee’s duty to resign is stayed as provided herein, any Securityholder who has been a bona fide holder of a Security or Securities for at least six months, on behalf of that Holder and all others similarly situated, may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee:

(1) the Trustee shall fail to comply with the provisions of Section 7.08 after written request therefor by the Company or by any Securityholder who has been a bona fide Holder of a Security or Securities for at least six months; or

(2) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.09 and shall fail to resign after written request therefor by the Company or by any such Securityholder; or

(3) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or commence a voluntary bankruptcy proceeding, or a receiver of the Trustee or of its property shall be appointed or consented to, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

If an instrument of acceptance by a successor trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee with respect to the Securities of such series.

(c) The Holders of a majority in aggregate principal amount of the Securities of any series at the time Outstanding at any time may remove the Trustee with respect to such series by so notifying the Trustee and the Company and may appoint a successor trustee for such series with the consent of the Company.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee with respect to the Securities of a series pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.11.

(e) Any successor trustee appointed pursuant to this Section 7.10 may be appointed with respect to the Securities of one or more series or all of such series, and at any time there shall be only one Trustee with respect to the Securities of any particular series.

Section 7.11. Acceptance of Appointment by Successor.

(a) In case of the appointment hereunder of a successor trustee with respect to all Securities, every such successor trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee. Upon the written request of the Company or the successor trustee, such retiring Trustee, upon payment of its charges, shall execute and deliver an instrument transferring to such successor trustee all the rights, powers, and trusts of the retiring Trustee and shall assign, transfer and deliver to such successor trustee all property and funds held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor trustee relates, (ii) shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee and that no Trustee shall be responsible for any act or failure to act on the part of any other Trustee hereunder. Upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, and such retiring Trustee shall have no further responsibility with respect to the Securities of that or those series to which the appointment of such successor trustee relates for the exercise of rights and powers or for the performance of the duties and obligations vested in the Trustee under this Indenture. Each such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor trustee relates. Upon the written request of the Company or any successor trustee, such retiring Trustee shall assign, transfer and deliver to such successor trustee, to the extent contemplated by such supplemental indenture, the property and funds held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor trustee relates.

(c) Upon request of any such successor trustee, the Company may execute any and all instruments for more fully and certainly vesting in and confirming to such successor trustee all such rights, powers and trusts referred to in Section 7.11 (a) or (b), as the case may be.

(d) No successor trustee shall accept its appointment unless at the time of such acceptance such successor trustee shall be qualified and eligible under this Article VII.

(e) Upon acceptance of appointment by a successor trustee as provided in this Section 7.11, the successor trustee shall cause a notice of its succession to be transmitted to Securityholders.

Section 7.12. Merger, Conversion, Consolidation or Succession to Business.

Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation or other entity shall be qualified under the provisions of Section 7.08 and eligible under the provisions of Section 7.09, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor trustee had itself authenticated such Securities.

Section 7.13. Preferential Collection of Claims Against the Company.

The Trustee shall comply with Section 311(a) of the Trust Indenture Act, excluding any creditor relationship described in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent included therein.

ARTICLE VIII

CONCERNING THE SECURITYHOLDERS

Section 8.01. Evidence of Action by Securityholders.

Whenever in this Indenture it is provided that the Holders of a majority or specified percentage in aggregate principal amount of the Securities of a particular series may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action the Holders of such majority or specified percentage of that series have joined therein may be evidenced by any instrument or any number of instruments of similar tenor executed by such Holders of Securities of that series in Person or by agent or proxy appointed in writing.

If the Company shall solicit from the Securityholders of any series any request, demand, authorization, direction, notice, consent, waiver or other action, the Company, at its option, as evidenced by an Officer’s Certificate, may fix in advance a record date for such series for the determination of Securityholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after the record date, but only the Securityholders of record at the close of business on the record date shall be deemed to be Securityholders for the purposes of determining whether Securityholders of the requisite proportion of Outstanding Securities of that series have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action, and for that purpose the Outstanding Securities of that series shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Securityholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

Section 8.02. Proof of Execution by Securityholders.

Subject to the provisions of Section 7.01, proof of the execution of any instrument by a Securityholder (such proof will not require notarization) or his agent or proxy and proof of the holding by any Person of any of the Securities shall be sufficient if made in the following manner:

(a) The fact and date of the execution by any such Person of any instrument may be proved in any reasonable manner acceptable to the Trustee.

(b) The ownership of Securities shall be proved by the Security Register of such Securities or by a certificate of the Security Registrar thereof.

(c) The Trustee may require such additional proof of any matter referred to in this Section as it shall deem necessary.

Section 8.03. Who May be Deemed Owners.

Prior to the due presentment for registration of transfer of any Security, the Company, the Trustee, any paying agent and any Security Registrar may deem and treat the Person in whose name such Security shall be registered upon the books of the Company as the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notice of ownership or writing thereon made by anyone other than the Security Registrar) for the purpose of receiving payment of or on account of the principal of, premium, if any, and (subject to Section 2.03) interest on such Security and for all other purposes; and neither the Company nor the Trustee nor any paying agent nor any Security Registrar shall be affected by any notice to the contrary.

None of the Company, the Trustee, any paying agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 8.04. Certain Securities Owned by Company Disregarded.

In determining whether the Holders of the requisite aggregate principal amount of Securities of a particular series have concurred in any direction, consent of waiver under this Indenture, the Securities of that series that are owned by the Company, any Guarantor or any other obligor on the Securities of that series or by an Affiliate of the Company or any Guarantor shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Securities of such series that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. The Securities so owned that have been pledged in good faith may be regarded as Outstanding for the purposes of this Section, if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not an Affiliate. In case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Securities of a particular series, if any known by the Company or a Guarantor to be owned or held by or for the account of any of the above described Persons and, subject to Sections 7.01 and 7.02, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities of such particular series not listed therein are Outstanding for the purpose of any such determination.

Section 8.05. Actions Binding on Future Securityholders.

At any time prior to the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the majority or percentage in aggregate principal amount of the Securities of a particular series specified in this Indenture in connection with such action, any Holder of a Security of that series that is shown by the evidence to be included in the Securities the Holders of which have consented to such action, by filing written notice with the Trustee, and upon proof of holding as provided in Section 8.02, may revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Security, and of any Security issued in exchange therefor, on registration of transfer thereof or in place thereof, irrespective of whether or not any notation in regard thereto is made upon such Security. Any action taken by the Holders of the majority or percentage in aggregate principal amount of the Securities of a particular series specified in this Indenture in connection with such action shall be conclusively binding upon the Company, the Trustee and the Holders of all the Securities of that series.

ARTICLE IX

SUPPLEMENTAL INDENTURES

Section 9.01. Supplemental Indentures Without the Consent of Securityholders.

In addition to any supplemental indenture otherwise authorized by this Indenture, the Company, the Guarantors and the Trustee from time to time and at any time may enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect), without the consent of the Securityholders, for one or more of the following purposes:

(a) to cure any ambiguity, to correct any mistake, to correct or supplement any provision in this Indenture that may be defective or inconsistent with any other provision in this Indenture, or to make other provisions in regard to matters or questions arising under this Indenture;

(b) to evidence the succession of another Person to the Company or a Guarantor and the assumption by any such successor of the covenants, agreements, and obligations in this Indenture and in the Securities of a series in accordance with this Indenture;

(c) to surrender any of the Company’s or the Guarantors’ rights or powers under this Indenture or add to the Company’s or Guarantors’ covenants further covenants for the protection of the holders of all or either series of Securities;

(d) to add any additional Events of Default for the benefit of the holders of all of any series of Securities;

(e) to add Guarantors or co-obligors with respect to the Securities, or to release Guarantors from the guarantees of the Securities in accordance with the terms of this Indenture and the Securities;

(f) to add collateral security with respect to the Securities of any series;

(g) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(h) make any change that does not adversely affect the rights of any holder of Securities;

(i) to add or appoint a successor or separate Trustee or other agent;

(j) to comply with any requirement in connection with the qualification of this Indenture under the Trust Indenture Act; or

(k) to conform any provision in this Indenture to the “Description of notes” (or similar) section of any prospectus prepared in connection with the issuance of any particular series of Securities, provided, that such amendment only affects such series, as set forth in the Officer’s Certificate.

Upon the written request of the Company and upon receipt by a Responsible Officer of the Trustee of the documents described in Section 9.05, the Trustee shall join with the Company and the Guarantors in the execution of any such supplemental indenture, and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 9.01 may be executed by the Company, the Guarantors and the Trustee without the consent of the Holders of any of the Securities at the time Outstanding, notwithstanding any of the provisions of Section 9.02.

Section 9.02. Supplemental Indentures with Consent of Securityholders.

With the consent (evidenced as provided in Section 8.01) of the Holders of not less than a majority in aggregate principal amount of the Securities of a series at the time Outstanding affected by such supplemental indenture or indentures, the Company, the Guarantors and the Trustee from time to time and at any time may enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner not covered by Section 9.01 the rights of the Holders of the Securities of such series under this Indenture; provided, however, that no such supplemental indenture, without the consent of the Holders of each Security of such series then Outstanding and affected thereby, shall (i) change the stated maturity of the principal of, or installment of interest on, any Security of such series; (ii) reduce the principal amount of, or the rate of interest on, any Security of such series; (iii) reduce any premium, if any, payable on the redemption or required repurchase of any Security of such series or change the date on which any Securities of such series may be redeemed or required to be repurchased; (iv) change the coin or currency in which the principal of, premium, if any, or interest on any Securities of such series is payable; (v) impair the right of any Holder of any Security of such series to institute suit for the enforcement of any payment of principal and interest (including Additional Amounts, if any) on such Holder’s Securities on or after the stated maturity of any Securities of such series; (vi) reduce the percentage in principal amount of the Outstanding Securities of such series, the consent of whose Holders is required in order to amend, modify or supplement this

Indenture; (vii) modify any of the provisions of Section 4.06 or Section 6.06, except to increase any percentage of consents required or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; (viii) make any change to the provisions of Article XV of this Indenture in any manner adverse to the Holders of such Securities; (ix) make any change to the provisions of Article XIV of this Indenture that adversely affects the right of any Holder of such Securities in any material respect or amend the terms of such Securities in a way that would result in a loss of an exemption from any of the Taxes described thereunder or any exemption from any obligation to withhold or deduct Taxes so described thereunder unless the payor agrees to pay Additional Amounts, if any, in respect thereof; or (x) modify any of the provisions of this Section 9.02.

A supplemental indenture that changes or eliminates any covenant, Event of Default or other provision of this Indenture that has been expressly included solely for the benefit of one or more particular series of Securities, if any, or which modifies the rights of the Holders of Securities of such series with respect to such covenant, Event of Default or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for the consent of Securityholders of a series affected thereby under this Section 9.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution by the Company, the Guarantors and the Trustee of any supplemental indenture pursuant to the provisions of this Section 9.02, the Company shall mail or caused to be mailed (or otherwise deliver in accordance with the procedures of DTC) a notice thereof by first class mail to the Holders of Securities of each series affected thereby at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such supplemental indenture. Any failure of the Company to mail or otherwise deliver such notice, or any defect therein, shall not in any way impair or affect the validity of any such supplemental indenture.

Section 9.03. Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture pursuant to the provisions of this Article IX or Section 10.01, this Indenture shall be and be deemed to be modified and amended with respect to such series in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company, the Guarantors and the Holders of Securities of the series affected thereby shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 9.04. Securities Affected by Supplemental Indentures.

Securities of any series affected by a supplemental indenture and authenticated and delivered after the execution of such supplemental indenture pursuant to the provisions of this Article or of Section 10.01 may bear a notation in form approved by the Company, provided such form meets the requirements of any exchange upon which such series may be listed, as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of that series so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared by the Company, authenticated by the Trustee and delivered in exchange for the Securities of that series then Outstanding.

Section 9.05. Execution of Supplemental Indentures.

Upon the written request of the Company and, if applicable, upon the filing with the Trustee of evidence of the consent of Securityholders required to consent thereto as aforesaid, the Trustee shall join with the Company and the Guarantors in the execution of such supplemental indenture unless such supplemental indenture affects the

Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee in its discretion may but shall not be obligated to enter into such supplemental indenture. The Trustee, subject to the provisions of Section 7.01, shall receive an Opinion of Counsel and Officer’s Certificate as conclusive evidence that any supplemental indenture executed pursuant to this Article IX is authorized or permitted by, and conforms to, the terms of this Article IX.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section 9.05, the Trustee shall transmit by mail, first class postage prepaid, a notice, setting forth in general terms the substance of such supplemental indenture, such notice to be prepared by the Company, to the Securityholders of each series affected thereby as their names and addresses appear upon the Security Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

ARTICLE X

SUCCESSOR

Section 10.01. Consolidation, Merger and Sale of Assets by the Company.

The Company may, without the consent of the Holders of any Outstanding Securities, consolidate with or sell, lease or convey all or substantially all of its properties or assets to, or merge with or into, any other Person, provided, that:

(i) the Company is the continuing Person or, alternatively, the successor Person formed by or resulting from such consolidation or merger, or the Person that receives the transfer of such properties or assets (the “Successor Company”), is a corporation or limited liability company or similar entity organized under the laws of England and Wales, any member state of the European Economic Area or any state of the United States or the District of Columbia and expressly assumes by means of a supplemental indenture the Obligations of the Company under the Securities;

(ii) immediately after giving effect to such transaction, no Event of Default and no event that, after notice or the lapse of time, or both, would become an Event of Default has occurred and is continuing;

(iii) each Guarantor (unless it is the other party to the transactions described above, in which case the second succeeding paragraph shall apply) shall have by means of a supplemental indenture confirmed that its Guarantee shall apply to the Successor Company’s Obligations under this Indenture and the Securities; and

(iv) an Officer’s Certificate and Opinion of Counsel are delivered to the Trustee, each stating that the consolidation, merger, conveyance or transfer complies with clauses (i), (ii) and (iii) above.

The Successor Company will succeed to, and be substituted for, the Company, and may exercise all of the rights and powers of the Company, under this Indenture. In such a case, the Company will be relieved of all Obligations and covenants under the Securities and this Indenture, provided, that in the case of a lease of all or substantially all of the properties or assets of the Company, the Company will not be released from the obligation to pay the principal of and premium, if any, and interest on the Securities.

Section 10.02. Consolidation, Merger and Sale of Assets by a Guarantor.

Any Guarantor may, without the consent of the Holders of any Outstanding Securities, consolidate with or sell, lease or convey all or substantially all of its properties or assets to, or merge with or into, any other Person, provided, that:

(i) such Guarantor is the continuing Person or, alternatively, the successor Person formed by or resulting from such consolidation or merger, or the Person that receives the transfer of such properties or assets (the “Successor Guarantor”), is a corporation or limited liability company or similar entity organized under the laws of England and Wales, any member state of the European Economic Area or any state of the United States or the District of Columbia and expressly assumes by means of a supplemental indenture the Obligations of such Guarantor under its Guarantee; provided, that this clause (i) shall not apply to any transaction in which the other party thereto is the Company or another Guarantor;

(ii) immediately after giving effect to such transaction, no Event of Default and no event that, after notice or the lapse of time, or both, would become an Event of Default has occurred and is continuing; and

(iii) an Officer’s Certificate and Opinion of Counsel are delivered to the Trustee, each stating that the consolidation, merger, conveyance or transfer complies with clauses (i) and (ii) above.

For the avoidance of doubt, any Guarantor whose Guarantee is to be released in accordance with the terms of such Guarantee shall not be required to comply with clause (i) of the immediately preceding paragraph.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor, and may exercise all of the rights and powers of such Guarantor, under this Indenture. In such a case, such Guarantor will be relieved of all obligations and covenants under the Securities and this Indenture, provided, that in the case of a lease of all or substantially all of the properties or assets of such Guarantor, such Guarantor will not be released from its Guarantee.

ARTICLE XI

SATISFACTION AND DISCHARGE

Section 11.01. Applicability of Article.

If the Securities of a series are denominated and payable only in Dollars (except as provided pursuant to Section 2.01), then the provisions of this Article XI relating to defeasance of Securities shall be applicable except as otherwise specified pursuant to Section 2.01 for Securities of such series. Defeasance provisions, if any, for Securities denominated in a Foreign Currency may be specified pursuant to Section 2.01.

Section 11.02. Satisfaction and Discharge of Indenture.

If at any time:

(a) the Company or any Guarantor shall have delivered or shall have caused to be delivered to the Trustee for cancellation all Securities of a series theretofore authenticated (other than any Securities that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.07) and Securities for whose payment funds or Governmental Obligations have theretofore been deposited in trust or segregated and held in trust by the Company or such Guarantor (and thereupon repaid to the Company or such Guarantor or discharged from such trust, as provided in Section 11.06); or

(b) all such Securities of a particular series not theretofore delivered to the Trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company or any Guarantor shall irrevocably deposit or cause to be deposited with the Trustee as trust funds the entire amount (in funds in Dollars or Governmental Obligations or a combination thereof) (except as otherwise provided pursuant to Section 2.01) sufficient to pay the entire Indebtedness including the principal and premium, if any, and interest to the date of such deposit (if such Securities have become due and payable) or to the maturity thereof or the date of redemption of such Securities, as the case may be; and

(c) if in either case of clauses (a) or (b) above the Company or any Guarantor shall also pay or cause to be paid all other sums payable hereunder with respect to such series by the Company or any Guarantor, then this Indenture shall cease to be of further effect with respect to such series except for the provisions of Sections 2.05, 2.06, 2.07, 4.02, 4.03, 7.05, 7.10, 11.04 and 11.05, that shall survive until the date of maturity or redemption date, as the case may be, and Sections 7.06 and 11.06, that shall survive to such date and thereafter, and the Trustee, on demand of the Company and at the cost and expense of the Company shall execute proper instruments acknowledging satisfaction of and discharging this Indenture with respect to such series.

Section 11.03. Defeasance and Discharge of Obligations; Covenant Defeasance.

(a) The Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in clause (c) of this Section 11.03, be deemed to have been discharged from their Obligations with respect to all Outstanding Securities of a series issued under this Indenture and Guarantees of such series issued under this Indenture on the date the conditions set forth below in clauses (i) through (vi) of Section 11.03(c) are satisfied with respect to such series (“legal defeasance”). For this purpose, legal defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Securities of such series, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 11.04 and the other Sections of this Indenture referred to below, and to have satisfied all its other Obligations under such Securities and this Indenture, including the Obligations of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the provisions of Sections 2.05, 2.06, 2.07, 4.02, 7.05, 7.06, 7.10, 11.04, 11.05 and 11.06, which shall survive until otherwise terminated or discharged under this Indenture.

Subject to compliance with this Article 11, the Company may exercise its legal defeasance option under this clause (a) notwithstanding the prior exercise of its covenant defesance option under clause (b) of this Section 11.03.

(b) In addition, the Company, at its option and at any time, by written notice executed by an Officer delivered to the Trustee, may subject to satisfaction of the conditions set forth in clause (c) of this Section 11.03, elect to have its obligations and the obligations of the Guarantors, to the extent applicable to each, under Section 4.04 and Section 5.03 and each covenant contained in Article X, and any other covenant contained in the Board Resolution or supplemental indenture relating to such series pursuant to Section 2.01, discharged with respect to all Outstanding Securities of a series, this Indenture and any indentures supplemental to this Indenture insofar as such Securities are concerned (“covenant defeasance”), such discharge to be effective on the date the conditions set forth in clauses (i) through (vi) of clause (c) of this Section 11.03 are satisfied with respect to such series, and such Securities shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration of Securityholders (and the consequences of any thereof) in connection with such covenants, but shall continue to be “Outstanding” for all other purposes under this Indenture. For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities of a series, the Company and each Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 6.01(a)(4) or otherwise, and clauses (4), (5) and (8) of Section 6.01(a) shall no longer apply to such series, but except as specified in this Section 11.03(b), the remainder of the Company’s and the Guarantors’ obligations under the Securities of such series, this Indenture, and any indentures supplemental to this Indenture with respect to such series shall be unaffected thereby.

(c) The following shall be the conditions to the application of Section 11.03 to the Outstanding Securities of the applicable series:

(i) the Company or any Guarantor irrevocably deposits in trust with the Trustee or, at the option of the Trustee, with a trustee satisfactory to the Trustee and the Guarantors or the Company, as the case may be, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, an amount in funds, in Dollars or in Governmental Obligations or a combination thereof that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient, as determined by a nationally recognized firm of certified public accountants, to pay the principal and premium, if any, and interest on such Securities on the scheduled due dates therefor

(and the Company shall specify whether such Securities are being defeased to maturity or to a particular redemption date), provided that (A) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such funds or the proceeds of such Governmental Obligations to the Trustee and (B) the Trustee shall have been irrevocably instructed to apply such funds or the proceeds of such Governmental Obligations to the payment of said principal, premium, if any, and interest with respect to the Securities of such series;

(ii) the Company delivers to the Trustee an Officer’s Certificate stating that all conditions precedent specified herein relating to defeasance or covenant defeasance, as the case may be, have been complied with, and an Opinion of Counsel to the same effect;

(iii) no Default or Event of Default with respect to such series shall have occurred and be continuing on the date of such deposit (other than, if applicable, a Default or Event of Default with respect to that series of Securities resulting from the borrowing of funds to be applied to such deposit);

(iv) the Company shall have delivered to the Trustee (i) an Opinion of Counsel to the effect that the deposit and related legal defeasance or covenant defeasance will not cause the Holders and beneficial owners of the Securities of such series to recognize income, gain or loss for United States Federal income tax purposes and such Holders and beneficial owners will be subject to United States Federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such deposit and defeasance had not occurred (and if the Company elects legal defeasance, such Opinion of Counsel shall be based upon a ruling from the Internal Revenue Service or a change in law to that effect) and (ii) an Opinion of Irish Counsel that the deposit and related defeasance will not cause payments on the Securities of such series to be subject to Irish withholding tax in a manner different than would have been the case if such deposit and defeasance had not occurred;

(v) such covenant defeasance shall not (i) cause the Trustee to have a conflicting interest for purposes of the Trust Indenture Act with respect to any Securities or (ii) result in the trust arising from such deposit to constitute, unless it is qualified, a regulated investment company under the Investment Company Act of 1940; and

(vi) notwithstanding any other provisions of this Section 11.03, such covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company or the Guarantors pursuant to Section 2.01.

After such irrevocable deposit made pursuant to this Section 11.03 and satisfaction of the other conditions set forth herein, the Trustee upon request shall acknowledge in writing the discharge of the Company’s and the Guarantors’ obligations pursuant to this Section 11.03.

Section 11.04. Deposited Funds to be Held in Trust.

All funds or Governmental Obligations deposited with the Trustee pursuant to Sections 11.02 or 11.03 shall be held in trust and shall be available for payment as due, either directly or through any paying agent (including the Company or any Guarantor acting as its own paying agent), to the Holders of the particular series of Securities for the payment or redemption of which such funds or Governmental Obligations have been deposited with the Trustee.

Section 11.05. Payment of Funds Held by Paying Agents.

In connection with the provisions of Section 11.02 or 11.03, all funds or Governmental Obligations then held by any paying agent under the provisions of this Indenture shall, upon demand of the Company or any Guarantor, be paid to the Trustee and thereupon such paying agent shall be released from all further liability with respect to such funds or Governmental Obligations.

Section 11.06. Repayment to the Guarantors or the Company.

Any funds or Governmental Obligations deposited with any paying agent or the Trustee, or then held by the Company or any Guarantor, in trust for payment of principal of, premium, if any, or interest on the Securities of a particular series that are not applied but remain unclaimed by the Holders of such Securities for at least two years after the date upon which the principal of, premium, if any, or interest on such Securities shall have respectively become due and payable, shall be repaid to the Company or such Guarantor, as applicable, or if then held by the Company or any Guarantor shall be discharged from such trust; and thereafter, the paying agent and the Trustee shall be released from all further liability with respect to such funds or Governmental Obligations, and the Holder of any of the Securities entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company or the Guarantors, as applicable, for the payment thereof. Anything in this Article XI to the contrary notwithstanding, subject to Section 7.06, the Trustee shall deliver or pay to the Company or the Guarantors, as applicable, from time to time upon request by the Company or the Guarantors any funds or Governmental Obligations (or other property and any proceeds therefrom) held by it as provided in Sections 11.02 or 11.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect a defeasance or covenant defeasance, as the case may be, in accordance with this Article XI.

Section 11.07. Reinstatement.

If the Trustee or paying agent is unable to apply any funds or Governmental Obligations in accordance with Section 11.02 or 11.03 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and each Guarantor’s obligations under this Indenture, any indentures supplemental to this Indenture with respect to the applicable series of Securities and the Securities of such series shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.02 or 11.03, as the case may be, until such time as the Trustee or paying agent is permitted to apply all such funds or Governmental Obligations in accordance with Section 11.02 or 11.03, as the case may be; provided, however, that if the Company or any Guarantor has made any payment of principal, premium, if any, or interest on any Securities of such series following the reinstatement of its obligations as aforesaid, the Company or such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Securities of such series to receive such payment from the funds or Governmental Obligations held by the Trustee or paying agent.

ARTICLE XII

IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 12.01. No Recourse.

No recourse under or upon any obligation, covenant or agreement of this Indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer, director or employee, past, present or future as such, of the Company or any Guarantor or of any predecessor or successor corporation, either directly or through the Company or the Guarantors or any such predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the Obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers, directors or employees as such, of the Company or any Guarantor or of any predecessor or successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer, director or employee as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Securities.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.01. Effect on Successors and Assigns.

All the agreements of the Company and each Guarantor in this Indenture or the Securities shall bind its respective successor whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successor whether so expressed or not.

Section 13.02. Actions by Successor.

Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company or any Guarantor shall and may be done and performed with like force and effect by the corresponding board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company or such Guarantor, as applicable.

Section 13.03. Notices.

Any notice or communication by the Company, the Guarantors or the Trustee to the others is duly given if in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the other’s address:

If to the Company or any Guarantor:	STERIS Corporation. 5960 Heisley Rd. Mentor, Ohio 44060 Attention of J. Adam Zangerle Phone: 440 354 2600 Facsimile: 440 357 2344

If to the Trustee:	U.S. Bank Global Corporate Trust 1350 Euclid Avenue, Suite 1100 Cleveland, Ohio 44115 | CN-OH-RN11 Attention Global Corporate Trust

The Company, the Guarantors or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices, approvals, consents, requests, and any communications hereunder must be in writing; provided that any communication to the Trustee hereunder must be sent to a Responsible Officer of the Trustee at the Corporate Trust Office, and must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to the Trustee by the authorized representative), in English (“Executed Documentation”)). Any Executed Documentation will be binding on all parties hereto to the same extent as if it were physically executed. When the Trustee acts on any

Executed Documentation sent by electronic transmission, the Trustee will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (a) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise) or (b) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it being understood and agreed that the Trustee shall conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a Person has been sent by an authorized officer of such Person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including, without limitation, the risk of the Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

All notices, approvals, consents, requests and any communications hereunder (other than those sent to Securityholders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery; and when receipt acknowledged, if sent to the Trustee in accordance with the paragraph above.

Any notice or communication to a Securityholder shall be mailed by first-class mail, certified or registered, return receipt requested, to his address shown on the Security Register. Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders.

In the event of suspension of regular mail service or by reason of any other cause it shall be impracticable to give notice by mail, then such notification as shall be given with the approval of the Trustee shall constitute sufficient notice for every purpose hereunder.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is conclusively presumed duly given, whether or not the addressee receives it.

Section 13.04. Governing Law.

This Indenture and each Security shall be deemed to be a contract made under the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

Section 13.05. Treatment of Securities as Debt.

It is intended that the Securities will be treated as indebtedness and not as equity for United States Federal income tax purposes. The provisions of this Indenture shall be interpreted to further this intention.

Section 13.06. Compliance Certificates and Opinions.

(a) Upon any application or demand by the Company or any Guarantor to the Trustee to take any action under any of the provisions of this Indenture, the Company or such Guarantor shall deliver to the Trustee an Officer’s Certificate stating that, in the opinion of the signer, all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically dealt with by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

(b) Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant in this Indenture shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 13.07. Payments on Business Days.

Except as provided pursuant to Section 2.01 pursuant to a Board Resolution, and as set forth in an Officer’s Certificate, or established in one or more indentures supplemental to this Indenture, in any case where the date of maturity of interest or principal of any Security or the date of redemption of any Security shall not be a Business Day, then payment of principal, premium, if any, or interest or principal and premium, if any, may be made on the next succeeding Business Day with the same force and effect as if made on the date that payment was due, and no interest shall accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding Business Day.

Section 13.08. Conflict with Trust Indenture Act.

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

Section 13.09. Counterparts.

This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.

Section 13.10. Separability.

In case any one or more of the provisions contained in this Indenture or in the Securities of any series shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of such Securities, but this Indenture and such Securities shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 13.11. No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company, any Guarantor or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.12. Table of Contents, Headings, Etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.13. Consent to Jurisdiction and Service of Process.

The Company and each of the Guarantors agrees that any legal suit, action or proceeding brought by any party to enforce any rights under or with respect to this Indenture, any Security and any Guarantee or any other document or the transactions contemplated hereby or thereby may be instituted in any state or Federal court in The City of New York, State of New York, United States of America, irrevocably waives to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, irrevocably waives to the fullest extent permitted by law any claim that and agrees not to claim or plead in any court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum and irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding or for recognition and enforcement of any judgment in respect thereof. The Company and the Guarantors agree that a final non-appealable judgment in any such suit, action or proceedings shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

The Company and each of the Guarantors hereby irrevocably and unconditionally designates and appoints STERIS Corporation, 5960 Heisley Rd., Mentor, OH 44060, Attention of J. Adam Zangerle as its authorized agent to receive and forward on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon STERIS Corporation shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company or any Guarantor, as the case may be. Nothing in this Section 13.13 shall affect the right of the Holders to serve process in any manner permitted by law or limit the right of the Holders to bring proceedings against the Company or the Guarantors in the courts of any jurisdiction or jurisdictions. The Company and each Guarantor further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of STERIS Corporation in full force and effect so long as the Securities are outstanding. If for any reason STERIS Corporation ceases to be available to act as such, the Company and each Guarantor agrees to designate a new agent in the United States.

To the extent that the Company or the Guarantors has or hereafter may acquire any immunity from jurisdiction of any court (including any court in the United States, the State of New York, Ireland, England, Wales or other jurisdiction in which the Company or the Guarantors, or any successor thereof, may be organized or any political subdivisions thereof) or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property or assets, this Indenture, the Securities, the Guarantees or any other documents or actions to enforce judgments in respect of any thereof, then each of Company and each of the Guarantors hereby irrevocably waives such immunity, and any defense based on such immunity, in respect of its obligations under the above-referenced documents and the transactions contemplated thereby, to the extent permitted by law.

Section 13.14. Waiver of Jury Trial.

EACH OF THE COMPANY, EACH GUARANTOR, THE HOLDERS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.15. USA Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with U.S. Bank National Association. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

ARTICLE XIV

ADDITIONAL AMOUNTS; CERTAIN TAX PROVISIONS

Section 14.01. Tax Redemption.

The Company may redeem the Securities of a particular series, in whole but not in part, at its discretion at any time upon giving not less than 10 nor more than 60 days’ prior notice to the Holders of such Securities (which notice will be irrevocable and given in accordance with the procedures described in Section 3.02), at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to but not including the redemption date, and all Additional Amounts (if any) then due and which will become due on the redemption date as a result of the redemption or otherwise, if on the next date on which any amount would be payable in respect of such Securities, the Company (or any Guarantor with respect to any Guarantee) is or would be required to pay Additional Amounts, and the Company (or any Guarantor with respect to any Guarantee) cannot avoid any such payment obligation by taking reasonable measures available to it (including, without limitation, making payment through a paying agent located in another jurisdiction or, in the case of a payment by any Guarantor, by having such payment be made by the Company or another Guarantor that can make such payment without the obligation to pay Additional Amounts), and the requirement arises as a result of:

(a) any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a relevant Taxing Jurisdiction which change or amendment is announced and becomes effective on or after the Issue Date of such Securities (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date of such Securities, such later date); or

(b) any amendment to, or change in, an official written interpretation or application of such laws, regulations or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change is announced and becomes effective on or after the Issue Date of such Securities (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date of such Securities, such later date) (each of the foregoing clauses (a) and (b), a “Change in Tax Law”).

The Company will not give any such notice of redemption earlier than 60 days prior to the earliest date on which the Company (or any Guarantor with respect to any Guarantee) would be obligated to make such of Additional Amounts if a payment in respect of the Securities of such series were then due, and the obligation to pay Additional Amounts must be in effect at the time such notice is given. Prior to the delivery of any notice of redemption of the Securities of any series pursuant to the foregoing, the Company will deliver to the Trustee (a) an Officer’s Certificate stating that the obligation to pay such Additional Amounts cannot be avoided by the Company (or any Guarantor with respect to any Guarantee) taking reasonable measures available to it; and (b) an Opinion of Counsel from independent tax counsel qualified under the laws of the relevant Taxing Jurisdiction to the effect that the Company (or any Guarantor with respect to any Guarantee) has or will become obligated to pay such Additional Amounts as a result of a Change in Tax Law.

The Trustee will accept and shall be entitled to rely on such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders.

Section 14.02. Payment of Additional Amounts.

All payments made by or on behalf of the Company under or with respect to any Securities of any series (or by any Guarantor with respect to any Guarantee) will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the Company (or such Guarantor) is required to withhold or deduct such Taxes by law. If the Company (or any Guarantor) is so required to withhold or deduct from any payment made under or with respect to the Securities of any series any amount for or on account of any Taxes imposed under (1) any jurisdiction in which the Company (or any Guarantor) is then incorporated, organized, engaged in business or resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Company (or any

Guarantor) (including the jurisdiction of any paying agent for the Securities of such series) or any political subdivision or taxing authority or agency thereof or therein (each of (1) and (2), a “Taxing Jurisdiction”), the Company (or such Guarantor) will pay to each Holder such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder and beneficial owner of the Securities of such series (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided, however, no Additional Amounts will be payable to a Holder with respect to:

(a) any Taxes that would not have been imposed but for the existence of any actual or deemed present or former connection between the Holder or the beneficial owner of the Securities of such series (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, the relevant Holder or beneficial owner, if the Holder or beneficial owner is an estate, a nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (including being a resident of such jurisdiction for Tax purposes), other than the holding of such Security, the enforcement of rights under such Security or under a Guarantee or the receipt of any payments in respect of such Security or Guarantee;

(b) any Taxes imposed as a result of the presentation of a Security of such series for payment (in cases in which presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had such Security been presented on the last day of such 30-day period);

(c) any estate, inheritance, gift, sales, personal property, transfer or similar Taxes;

(d) any Taxes payable other than by deduction or withholding from payments under, or with respect to, Securities of such series or any Guarantee;

(e) any Taxes imposed or withheld by reason of the failure of the Holder or beneficial owner of Securities of such series to comply with any reasonable written request of the Company or the relevant Guarantor, addressed to the Holder and made at least 60 days before any such withholding or deduction would be made, to satisfy any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Taxing Jurisdiction (including, without limitation, a certification that the Holder or beneficial owner is not resident in the Taxing Jurisdiction), but in each case, only to the extent the Holder or beneficial owner is not prohibited from complying with such request;

(f) any Tax imposed on or with respect to any payment by the Company or the relevant Guarantor to the Holder if such Holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of Securities of such series;

(g) any Taxes imposed pursuant to Sections 1471-1474 of the United States Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations thereunder (“FATCA”), any intergovernmental agreement between the United States and any other jurisdiction implementing, or relating to, FATCA or any law, regulation or official guidance enacted or issued in any jurisdiction with respect thereto; or

(h) any combination of the above items.

In addition to the foregoing, the Company and the Guarantors will also pay and indemnify the Holders for any present or future stamp, issue, registration, court or documentary Taxes, or any other excise or property Taxes, charges or similar levies (including penalties, interest and any other reasonable expenses related thereto) which are levied by any Taxing Jurisdiction on the execution, delivery, issuance, registration or enforcement of, or the receipt of payments with respect to, any of the Securities, this Indenture, any Guarantee or any other document or instrument referred to therein (other than on or in connection with a transfer of any Securities other than the initial resale of such Securities).

If the Company or any Guarantor, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to any Securities or any Guarantee, each of the Company or the relevant Guarantor, as the case may be, will deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises less than 30 days prior to that payment date, in which case the Company or the relevant Guarantor shall notify the Trustee, in writing, promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate(s) must also set forth any other information necessary to enable the paying agent to pay such Additional Amounts to Holders on the relevant payment date. The Trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Company or the relevant Guarantor will also provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Company or the relevant Guarantor will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Company or the relevant Guarantor will use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Company or the relevant Guarantor will furnish to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Company or a Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (satisfactory to the Trustee) by such entity. Upon reasonable request, copies of Tax receipts or other evidence of payments, as the case may be, will be made available by the Trustee to the Holders or beneficial owners of the Securities.

Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to any Security or any Guarantee, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive any termination, defeasance or discharge of this Indenture, any transfer by a Holder or beneficial owner of its Securities, and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Company or any Guarantor is incorporated, engaged in business or otherwise resident for tax purposes or any jurisdiction from or through which such Person makes any payment on any Securities (or any Guarantee) and, in each case, any political subdivision or taxing authority thereof or therein.

ARTICLE XV

GUARANTEES

Section 15.01. Guarantees.

Each Guarantor hereby fully and unconditionally, and jointly and severally with each other Guarantor, guarantees (i) to each Holder of each Security that is authenticated and delivered by the Trustee, and (ii) to the Trustee on behalf of such Holder, the due and punctual payment of the principal of, premium, if any, and interest on such Security when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, in accordance with the terms of such Security and of this Indenture and such other Obligations under such Security and this Indenture. In case of the failure of the Company punctually to make any such payment, each Guarantor hereby agrees to cause such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity or by acceleration, call for redemption or otherwise, and as if such payment were made by the Company. The Guarantors, jointly and severally, agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under the Guarantees.

Each Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, the validity, regularity or enforceability of such Security or this Indenture, the absence of any action to enforce the same or any release, amendment, waiver or indulgence granted to the Company or such Guarantor or any consent to departure from any requirement of any other guarantee of all or any of the Securities or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. Each Guarantor hereby waives the benefits of diligence, presentment, demand for payment, any requirement that the Trustee or any of the Holders protect, secure, perfect or insure any security interest in or other lien on any property subject thereto or exhaust any right or take any action against the Company or any other Person or any collateral, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to such Security or the indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged in respect of such Security except by complete performance of the obligations contained in such Security and in such Guarantee. Each Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders of the applicable series of Securities are prevented by applicable law from exercising their respective rights to accelerate the maturity of such Securities, to collect interest on such Securities, or to enforce or exercise any other right or remedy with respect to such Securities, each Guarantor agrees to pay to the Trustee for the account of such Holders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of such Holders.

The Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of such Securities, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any Holder of such Securities, whether as a “voidable preference,” “fraudulent transfer,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, such Securities shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Any term or provision of the Guarantee to the contrary notwithstanding, the aggregate amount of the Obligations guaranteed hereunder shall be reduced to the extent necessary to prevent such Guarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In case any provision of any Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Each payment to be made by a Guarantor in respect of its Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 15.02. Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of a Security, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar U.S. Federal or state or the U.K. Insolvency Act of 1986 or any similar United Kingdom, England and Wales law or The Companies Act of 1981 (as amended), the Conveyancing Act 1983 (as amended) or such other similar Bermuda law or such other foreign law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the Obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under this Article XV, result in the Obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Guarantee shall be entitled upon payment in full of all guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Section 15.03. Execution and Delivery.

To evidence its Guarantee set forth in Section 15.01 hereof, each Guarantor hereby agrees that this Indenture (or an indenture supplemental hereto) shall be executed on behalf of such Guarantor by any member of its Board of Directors, its chief executive officer, the president, the chief financial officer or any vice president.

Each Guarantor hereby agrees that its Guarantee set forth in Section 15.01 hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on any Security.

If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Security, the Guarantee shall be valid nevertheless.

The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

If required by this Indenture or in accordance with Section 2.01 pursuant to a Board Resolution, and as set forth in an Officer’s Certificate, or established in one or more indentures supplemental to this Indenture, Parent shall cause any Subsidiary required to become a Guarantor hereunder to comply with the provisions of this Article XV, to the extent applicable.

Section 15.04. Subrogation.

Each Guarantor shall be subrogated to all rights of Holders of the Securities against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 15.01 hereof; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or such series of Securities shall have been paid in full.

Section 15.05. Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Guarantee are knowingly made in contemplation of such benefits.

Section 15.06. Releases of Guarantees.

A Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee is required for the release of such Guarantor’s Guarantee, upon any of the following events, except with respect to any series of Securities for which the supplemental indenture or Board Resolution under which such series of Securities is issued or in the form of Security for such series expressly provides that any such event shall not apply or any other event shall apply:

(a) in the case of a Subsidiary Guarantor, any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, consolidation or otherwise) of capital stock or other interests of such Subsidiary Guarantor after which the applicable Subsidiary Guarantor is no longer a Subsidiary of Parent, which sale, assignment, transfer, conveyance, exchange or other disposition is made in compliance with the provisions of this Indenture (including Section 10.02); provided that all guarantees and other obligations of such Subsidiary Guarantor in respect of all other Indebtedness of the Company or any Guarantor that required such Guarantee of the Securities shall terminate upon consummation of such transaction;

(b) upon the sale or disposition of all or substantially all of the assets of a Subsidiary Guarantor, which sale or disposition is made in compliance with the provisions of this Indenture (including Section 10.02); provided that all guarantees and other Obligations of such Subsidiary Guarantor in respect of all other Indebtedness of the Company or any Guarantor that required such Guarantee of the Securities shall terminate upon consummation of such transaction;

(c) the release or discharge of such Subsidiary Guarantor from its guarantee of Indebtedness or its Obligations under any other Indebtedness of the Company or any Guarantor that required such Guarantee of the Securities (including, by reason of the termination of such Indebtedness), except a release or discharge by or as a result of payment under such guarantee;

(d) the Company’s exercise of its legal defeasance option or covenant defeasance option as described under Section 11.03 or the discharge of the Company’s Obligations under this Indenture in accordance with the terms hereof, including Section 11.02; or

(e) in the case of Parent, the Company ceases for any reason to be a Subsidiary of Parent; provided that all guarantees and other Obligations of Parent in respect of all other Indebtedness of the Company or any Guarantor that required such Guarantee of the Securities shall terminate upon the Company ceasing to be a Subsidiary.

In addition, at the Company’s option, and not automatically, Parent shall be released under its Guarantee if it is released from its Guarantee of other Indebtedness of the Company or any Guarantor that required such Guarantee of the Securities in the same manner as specified in clause (c) above.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

STERIS IRISH FINCO UNLIMITED COMPANY, as Issuer

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Director

STERIS PLC, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President and Chief Financial Officer

STERIS CORPORATION, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President and Chief Financial Officer, Director

STERIS LIMITED, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Director

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ David A. Schlabach
Name: David A. Schlabach
Title: Vice President

EXHIBIT A

FORM OF CERTIFICATE OF TRANSFER

STERIS Irish FinCo Unlimited Company

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

Attention: [    ]

[Trustee]

[Address]

Re: [insert description of Securities]

Ladies and Gentlemen,

Reference is hereby made to the Indenture, dated as of                 ,                 , among STERIS Irish FinCo Unlimited Company (the “Company”), each of the guarantors party thereto (the “Guarantors”) and                 , a                 , as trustee (the “Trustee”), [as supplemented by that certain supplemental indenture dated as of                 ] [and the Board Resolution adopted                 ] (together, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.    (the “Transferor”) owns and proposes to transfer the                  Security or Securities or interest[s] in such Security or Securities specified in Annex A hereto, in the principal amount of $                 in such Security or Securities or interest[s] (the “Transfer”), to (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. Check if Transferee will take delivery of a beneficial interest in the 144A Global Security or a Definitive Security Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Security is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Security for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A (a “QIB”) in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any State of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Security and/or the Definitive Security and in the Indenture and the Securities Act.

2. Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Security or a Definitive Security pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (y) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (z) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904 (b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed Transfer is being made prior to the expiration of the Distribution Compliance Period, the Transfer is not being made to a U.S. person (as such is defined in Regulation S) or for the account or benefit of a U.S. person (other than an initial purchaser of the Securities) and the interest transferred will be held immediately thereafter through Euroclear or Clearstream. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Regulation S Global Security and/or the Definitive Security and in the Indenture and the Securities Act.

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3. Check and complete if Transferee will take delivery of a beneficial interest in a Definitive Security pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Securities and Restricted Definitive Securities and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any State of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a) Such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or

(b) Such Transfer is being effected to the Company or a subsidiary thereof; or

(c) Such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act; or

(d) Such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Security or Restricted Definitive Security and the requirements of the exemption claimed, which certification is supported by a certificate executed by the Transferee in the form attached as Exhibit C to the Indenture. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Definitive Security and in the Indenture and the Securities Act.

4. Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Security or of an Unrestricted Definitive Security.

(a) Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Securities, on Restricted Definitive Securities and in the Indenture and the Securities Act.

(b) Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Securities, on Restricted Definitive Securities and in the Indenture and the Securities Act.

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(c) Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Securities or Restricted Definitive Securities and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated:

[Insert Name of Transferor]

By:
Name
Title

A-3

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposed to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	a beneficial interest in the:

(i)	144A Global Security (CUSIP ), or

(ii)	Regulation S Global Security (CUSIP ), or

(b)	a Restricted Definitive Security.

2.	After the transfer the Transferee will hold:

(a)	a beneficial interest in the:

(i)	144A Global Security (CUSIP ), or

(ii)	Regulation S Global Security (CUSIP ), or

(iii)	Unrestricted Global Security (CUSIP ); or

(b)	a Restricted Definitive Security; or

(c)	an Unrestricted Definitive Security, in accordance with the terms of the Indenture.

A-4

EXHIBIT B

FORM OF CERTIFICATE OF EXCHANGE

STERIS Irish FinCo Unlimited Company

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

Attention: [            ]

[Trustee]

[Address]

Re: [insert description of Securities]

Ladies and Gentlemen,

Reference is hereby made to the Indenture, dated as of                 ,                 , among STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (the “Company”), the guarantors party thereto (the “Guarantors”) and                 , a                 , as trustee (the “Trustee”) [as supplemented by that certain supplemental indenture dated as of                 ] [and the Board Resolution adopted                 ] (together, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            , (the “Owner”) owns and proposes to transfer the Security or Securities or interest[s] in such Security or Securities specified herein, in the principal amount of $                 in such Security or Securities or interest[s] (the “Exchange”). In connection with the Transfer, the Transferor hereby certifies that:

1. Exchange of Restricted Definitive Securities or Beneficial Interests in a Restricted Global Security for Unrestricted Definitive Securities or Beneficial Interests in an Unrestricted Global Security.

(a) Check if Exchange is from beneficial interest in a Restricted Global Security to beneficial interest in an Unrestricted Global Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a beneficial interest in an Unrestricted Global Security in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Securities and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Security is being acquired in compliance with any applicable blue sky securities laws of any State of the United States.

(b) Check if Exchange is from beneficial interest in a Restricted Global Security to Unrestricted Definitive Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for an Unrestricted Definitive Security in an equal principal amount, the Owner hereby certifies (i) the Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Securities and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any State of the United States.

(c) Check if Exchange is from Restricted Definitive Security to beneficial interest in an Unrestricted Global Security. In connection with the Owner’s Exchange of a Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Securities and

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pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Security is being acquired in compliance with any applicable blue sky securities laws of any State of the United States.

(d) Check if Exchange is from Restricted Definitive Security to Unrestricted Definitive Security. In connection with the Owner’s Exchange of a Restricted Definitive Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Securities and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any State of the United States.

2. Exchange of Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities for Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities.

(a) Check if Exchange is from beneficial interest in a Restricted Global Security to Restricted Definitive Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a Restricted Definitive Security with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Security is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Security issued will continue to be subject to the restrictions on transfer enumerated in the B-2 Private Placement Legend printed on the Restricted Definitive Security and in the Indenture and the Securities Act.

(b) Check if Exchange is from Restricted Definitive Security to beneficial interest in a Restricted Global Security. In connection with the Exchange of the Owner’s Restricted Definitive Security for a beneficial interest in the: [CHECK ONE] 144A Global Security or. Regulation S Global Security with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Global Securities and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any State of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Security and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Owner]

By:
Name
Title

Dated:

B-2

EXHIBIT C

FORM OF CERTIFICATE FROM ACQUIRING

INSTITUTIONAL ACCREDITED INVESTOR

STERIS Irish FinCo Unlimited Company

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

[Trustee]

[Address]

Re: [insert description of Securities]

Ladies and Gentlemen,

Reference is hereby made to the Indenture, dated as of                 , among STERIS Irish FinCo Unlimited Company, an Irish public unlimited company (the “Company”), the guarantors party thereto (the “Guarantors”), and                 , a, as trustee (the “Trustee”) [as supplemented by that certain supplemental indenture dated as of                 ] [and the Board Resolution adopted                 ] (together, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $                 aggregate principal amount of: (a) a beneficial interest in a Global Security, or (b) a Definitive Security, we confirm that:

1. We understand that any subsequent transfer of the Securities or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Securities or any interest therein except in compliance with, such restrictions and conditions and the United States Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Securities have not been registered under the Securities Act, and that the Securities and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Securities or any interest therein, we will do so only (1) in the United States to a person whom the seller reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (2) outside the United States in an offshore transaction in accordance with Rule 904 under the Securities Act, (3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the Securities Act, in each of cases (1) through (4) in accordance with any applicable securities laws of any state of the United States, and we further agree to notify any purchaser of the Securities from us of the resale restrictions referred to above.

3. We understand that, on any proposed resale of the Securities or beneficial interest therein, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that any subsequent transfer by us of the Securities or beneficial interest therein acquired by us must be effected through one of the initial purchasers of the Securities.

4. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Securities, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

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5. We are acquiring the Securities or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Dated:

[Insert Name of Accredited Investor]

By:
Name
Title

C-2

SCHEDULE 1

LIST OF GUARANTORS

STERIS plc

STERIS Corporation

STERIS Limited

Schedule 1-1

Exhibit 4.2

Execution Version

STERIS IRISH FINCO UNLIMITED COMPANY

AND

THE GUARANTORS PARTY HERETO

AND

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of April 1, 2021

$675,000,000 of 2.700% Senior Notes due 2031

$675,000,000 of 3.750% Senior Notes due 2051

THIS FIRST SUPPLEMENTAL INDENTURE (the “First Supplemental Indenture”) is dated as of April 1, 2021 among STERIS IRISH FINCO UNLIMITED COMPANY, a public unlimited company incorporated under the laws of Ireland (the “Company”), the Guarantors party hereto (the “Guarantors”) and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”).

RECITALS

A. The Company, the Guarantors and the Trustee executed and delivered an Indenture, dated as of April 1, 2021 (the “Base Indenture”, as supplemented by this First Supplemental Indenture, the “Indenture”), to provide for the issuance by the Company from time to time of senior debt securities (the “Securities”) evidencing its unsecured indebtedness and for the issuance of guarantees of the Securities.

B. Pursuant to a Board Resolution and resolutions of a pricing committee, the Company has authorized the issuance of (i) $675,000,000 of 2.700% Senior Notes due 2031 (the “2031 Securities”) and (ii) $675,000,000 3.750% Senior Notes due 2051 (the “2051 Securities” and, together with the 2031 Securities, the “Offered Securities”).

C. The Guarantors will guarantee the Offered Securities being issued pursuant to this First Supplemental Indenture and the terms set forth in Article XV of the Base Indenture.

D. The entry into this First Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Base Indenture.

E. The Company and the Guarantors desire to enter into this First Supplemental Indenture pursuant to Section 9.01 of the Base Indenture to establish the terms of the Offered Securities in accordance with Section 2.01 of the Base Indenture and to establish the form of the Offered Securities in accordance with Section 2.02 of the Base Indenture.

F. All things necessary to make this First Supplemental Indenture a valid indenture and to make the Offered Securities, each when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been done.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective Holders from time to time of the Offered Securities as follows:

ARTICLE I

Section 1.1 Terms of Offered Securities.

The following terms relate to the Offered Securities:

(1) The 2031 Securities constitute a series of Securities having the title “2.700% Senior Notes due 2031”. The 2051 Securities constitute a series of Securities having the title “3.750% Senior Notes due 2051”.

(2) The initial aggregate principal amount of the 2031 Securities that may be authenticated and delivered under the Indenture is $675,000,000 (the “Initial 2031 Securities”) and the initial aggregate principal amount of the 2051 Securities that may be authenticated and delivered under the Indenture is $675,000,000 (the “Initial 2051 Securities” and, together with the Initial 2031 Securities, the “Initial Offered Securities”), except, in each case, for Initial Offered Securities of a series authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Initial Offered Securities of such series pursuant to Section 2.05, 2.06, 2.07, 2.11 or 3.03 of the Base Indenture.

The Company may, without notice to or the consent of the Holders of the Initial Offered Securities, issue Additional Offered Securities (as defined below) having the same form and terms (other than the date of issuance, public offering price and, under certain circumstances, the date from which interest thereon will begin to accrue and the initial interest payment date), and carrying the same right to receive accrued and unpaid interest, as the applicable series of Initial Offered Securities, and such Additional Offered Securities will form a single series with the applicable series of Offered Securities previously issued; provided that if any such Additional Offered Securities are not fungible with the applicable series of Initial Offered Securities for U.S. federal income tax purposes, such Additional Offered Securities will have a separate CUSIP number.

(3) The entire outstanding principal amount of the 2031 Securities shall be payable on March 15, 2031. The entire outstanding principal amount of the 2051 Securities shall be payable on March 15, 2051.

(4) The rate at which the 2031 Securities shall bear interest shall be 2.700% per year and the rate at which the 2051 Securities shall bear interest shall be 3.750% per year. The date from which interest shall accrue on the Offered Securities shall be April 1, 2021, or the most recent Interest Payment Date to which interest has been paid or duly provided for. The Interest Payment Dates for the Offered Securities shall be March 15 and September 15 of each year, beginning September 15, 2021. Interest shall be payable on each Interest Payment Date to the Holders of record at the close of business on March 1 and September 1, as the case may be, immediately preceding the relevant Interest Payment Date (a “regular record date”). The basis upon which interest shall be calculated shall be that of a 360-day year consisting of twelve 30-day months. Principal of and premium, if any, and interest on the Offered Securities shall be payable, and the Offered Securities may be exchanged or transferred, at the office or agency maintained by the Company pursuant to Section 4.02 of the Base Indenture. The Company will pay or cause to be paid the principal of, premium, if any, and interest on the Offered Securities pursuant to Section 4.01 of the Base Indenture.

(5) Each series of Offered Securities shall be issuable in whole in the form of one or more registered Global Securities, and the Depositary for such Global Securities shall be The Depository Trust Company, New York, New York. The 2031 Securities shall be substantially in the form attached hereto as Exhibit A and the 2051 Securities shall be substantially in the form attached hereto as Exhibit B, the terms of which are herein incorporated by reference. Each series of Offered Securities shall be issuable in denominations of $150,000 or any integral multiple of $1,000 in excess thereof. Each series of Offered Securities shall be issued as Unrestricted Securities.

(6) Prior to the Applicable Par Call Date (as defined below), the Offered Securities of a series will be redeemable, in whole, at any time, or in part, from time to time, at the Company’s option, for cash, at a redemption price, plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of Holders of Offered Securities on the relevant regular record date to receive interest due on the relevant Interest Payment Date), equal to the greater of: (i) 100% of the principal amount of such Offered Securities being redeemed on that redemption date, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if such series of Offered Securities matured on the Applicable Par Call Date, not including accrued and unpaid interest, to, but not including, the redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus the Applicable Spread for such series. On or after the Applicable Par Call Date, the

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Offered Securities of the relevant series will be redeemable, in whole at any time or in part from time to time, at the Company’s option, for cash, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of Holders of Offered Securities on the relevant record date to receive interest due on the relevant Interest Payment Date).

“Applicable Par Call Date” means (i) with respect to the 2031 Securities, December 15, 2030 (three months prior to the maturity date of the 2031 Securities) and (ii) with respect to the 2051 Securities, September 15, 2050 (six months prior to the maturity date of the 2051 Securities).

“Applicable Spread” means (i) with respect to the 2031 Securities, 20 basis points and (ii) with respect to the 2051 Securities, 25 basis points.

“Comparable Treasury Issue” means, with respect to each series of Offered Securities, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of such series of Offered Securities to be redeemed (assuming for this purpose that such series of Offered Securities matured on the Applicable Par Call Date), that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Offered Securities.

“Comparable Treasury Price” means, with respect to any redemption date for a series of Offered Securities to be redeemed, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means, with respect to each series of Offered Securities, one of the Reference Treasury Dealers, as selected by the Parent, or, if such firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Parent.

“Reference Treasury Dealer” means, with respect to each series of Offered Securities, each of (i) J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary United States Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any two other Primary Treasury Dealers selected by the Parent.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for a series of Offered Securities to be redeemed, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue for such series of Offered Securities to be redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on (i) the third business day preceding such redemption date or (ii) in the case of a redemption in connection with a legal defeasance, covenant defeasance or discharge with respect to the Offered Securities, on the third business day preceding the date the deposit is made with the trustee.

“Treasury Yield” means, with respect to any redemption date applicable to a series of Offered Securities, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue for such series of the Offered Securities to be redeemed on such redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

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(7) The Offered Securities will not have the benefit of any sinking fund.

(8) Payment of the principal of, premium, if any, and interest on, the Offered Securities shall be payable in U.S. dollars.

(9) Except as provided herein, the Holders of the Offered Securities shall have no special rights in addition to those provided in the Base Indenture upon the occurrence of any particular events.

(10) The Offered Securities will be senior unsecured and unsubordinated obligations of the Company and will rank equally among themselves with all other existing and future unsecured and unsubordinated debt obligations of the Company.

(11) The Offered Securities are not convertible into shares of common stock or other securities of the Company.

(12) The Parent or any of its Subsidiaries, including the Company, may at any time and from time to time purchase the Offered Securities in the open market or otherwise.

(13) The additional restrictive covenants and Event of Default set forth in Sections 1.4 and 1.5 shall be applicable to the Offered Securities.

Section 1.2 Additional Defined Terms.

As used herein, the following defined terms shall have the following meanings with respect to the Offered Securities only:

“2012 Note Purchase Agreement” means the Note Purchase Agreements, each dated as of December 4, 2012, as amended and restated by the Amended and Restated Note Purchase Agreement dated as of March 31, 2015, which was amended by that certain First Amendment dated as of January 23, 2017, as further amended and restated pursuant to the Second Amendment dated as of March 5, 2019, which was further amended on March 19, 2021, and as may be further amended, restated, supplemented or otherwise modified, by and among STERIS Corporation, the guarantors party thereto and the purchasers named therein, governing STERIS Corporation’s (A) 3.20% Senior Notes, Series A-1A, due December 4, 2022 in principal amount of $47,500,000, (B) 3.20% Senior Notes, Series A-1B, due December 4, 2022 in principal amount of $47,500,000, (C) 3.35% Senior Notes, Series A-2A, due December 4, 2024 in principal amount of $40,000,000, (D) 3.35% Senior Notes, Series A-2B, due December 4, 2024 in principal amount of $40,000,000, (E) 3.55% Senior Notes, Series A-3A, due December 4, 2027 in principal amount of $12,500,000 and (F) 3.55% Senior Notes, Series A-3B, due December 4, 2027 in principal amount of $12,500,000.

“2015 Note Purchase Agreement” means the Note Purchase Agreements, each dated as of May 15, 2015, as amended by that certain First Amendment dated as of January 23, 2017 and as amended and restated as of March 5, 2019 pursuant to the Second Amendment dated as of March 5, 2019, which was further amended on March 19, 2021, and as may be further amended, restated, supplemented or otherwise modified, by and among STERIS Corporation, the guarantors party thereto and the purchasers named therein, governing STERIS Corporation’s (A) 3.45% Senior Notes, Series A-1, due May 14, 2025 in principal amount of $125,000,000, (B) 3.55% Senior Notes, Series A-2, due May 14, 2027 in principal amount of $125,000,000 and (C) 3.70% Senior Notes, Series A-3, due May 14, 2030 in principal amount of $100,000,000.

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“2017 Note Purchase Agreement” means the Note Purchase Agreements, each dated as of January 23, 2017, as amended and restated pursuant to the First Amendment dated as of March 5, 2019, which was further amended on March 19, 2021, and as may be further amended, restated, supplemented or otherwise modified, by and among STERIS Limited, the guarantors party thereto and the purchasers named therein, governing STERIS Limited’s (A) 3.93% Senior Notes, Series A-1, due February 27, 2027 in principal amount of $50,000,000, (B) 1.86% Senior Notes, Series A-2, due February 27, 2027 in principal amount of €60,000,000, (C) 4.03% Senior Notes, Series A-3, due February 27, 2029 in principal amount of $45,000,000, (D) 2.04% Senior Notes, Series A-4, due February 27, 2029 in principal amount of €20,000,000, (E) 3.04% Senior Notes, Series A-5, due February 27, 2029 in principal amount of £45,000,000, (F) 2.30% Senior Notes, Series A-6, due February 27, 2032 in principal amount of €19,000,000 and (G) 3.17% Senior Notes, Series A-7, due February 27, 2032 in principal amount of £30,000,000.

“Acquisition” means the acquisition by STERIS plc, directly or indirectly, of all of the equity interests of Cantel Medical Corp., a Delaware corporation (“Cantel”), or its successor (which will have converted into a limited liability company immediately after the Pre-Closing Merger (as defined in the Acquisition Agreement), pursuant to the Acquisition Agreement.

“Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of January 12, 2021, as amended on March 1, 2021, among STERIS plc, certain subsidiaries of STERIS plc, and Cantel (as further amended, modified, supplemented or waived).

“Additional Offered Securities” means additional Offered Securities of a series (other than the Initial Offered Securities of such series), issued under an indenture supplemental to the Base Indenture in accordance with Section 1.1 hereof as part of the same series as the applicable series of Initial Offered Securities.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by the Parent) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of STERIS plc, be extended).

“Change of Control” means the occurrence of any one of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Parent and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than the Parent or one of its Subsidiaries;

(2)

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person (including any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act)) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then outstanding Voting Stock of the Parent or any other Voting Stock into which the Voting Stock of the Parent is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

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(3)

the Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Parent, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Parent (or any other Voting Stock into which the Voting Stock of the Parent is reclassified, consolidated, exchanged or changed) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Parent (or any other Voting Stock into which the Voting Stock of the Parent is reclassified, consolidated, exchanged or changed) outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4)	the Parent ceases to own, directly or indirectly, 100% of the outstanding capital stock of the Company; or

(5)	the adoption of a plan relating to the liquidation or dissolution of the Parent.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) the Parent becomes a direct or indirect wholly owned subsidiary of a holding company and (ii) the holders having ultimate beneficial ownership of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders having beneficial ownership of the Parent’s Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Consolidated Total Assets” means, as of any date of determination, the net book value of all assets of the Parent and its Subsidiaries as shown in the most recent annual or quarterly consolidated balance sheet of the Parent.

“Credit Facilities” means (i) the Term Loan Agreement, dated as of March 19, 2021 (as further amended, supplemented or otherwise modified) among STERIS plc, STERIS Limited, STERIS Corporation and STERIS Irish FinCo Unlimited Company, each as borrower, the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for a delayed draw senior unsecured term loan credit facility in an aggregate principal amount of up to $750,000,000, (ii) the Credit Agreement, dated as of March 19, 2021 (as further amended, supplemented or otherwise modified) among STERIS plc, STERIS Limited, STERIS Corporation and STERIS Irish FinCo Unlimited Company, each as borrower, the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for a senior unsecured revolving credit facility in an aggregate principal amount of up to $1,250,000,000 and (iii) the Term Loan Agreement, dated as of March 19, 2021 (as further amended, supplemented or otherwise modified) among STERIS plc, STERIS Limited, STERIS Corporation and STERIS Irish FinCo Unlimited Company, each as borrower, the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for a senior unsecured term loan credit facility in an aggregate principal amount of up to $550,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

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“Fitch” means Fitch, Inc., or any of its successors and assigns that is a Nationally Recognized Statistical Rating Organization.

“Funded Debt” means debt which matures more than one year from the date of creation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date or which is classified, in accordance with GAAP, as long-term debt on the consolidated balance sheet for the most-recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made. Funded Debt does not include (1) obligations created pursuant to leases, (2) any debt or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such debt shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (3) any debt for which money in the amount necessary for the payment or redemption of such debt is deposited in trust either at or before the maturity date thereof.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements, and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, that are applicable to the circumstances as of the date of determination, consistently applied.

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, forward contracts and other similar agreements.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P) and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch) and the equivalent investment grade rating from any replacement Rating Agency or Rating Agencies appointed by the Parent.

“Issue Date” means April 1, 2021, the original issue date of the Initial Offered Securities.

“Lien” means any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

“Margin Stock” has the meaning provided in Regulation U.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition or results of operations of the Parent and its Subsidiaries, taken as a whole, (b) the ability of the Company and the Guarantors, taken as a whole, to perform their obligations under the Indenture or (c) the validity or enforceability of the Indenture or the Offered Securities.

“Material Credit Facility” means:

(a) the Credit Facilities, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof;

(b) the 2017 Note Purchase Agreement, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof;

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(c) the 2015 Note Purchase Agreement, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof;

(d) the 2012 Note Purchase Agreement, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof;

(e) any other agreement(s) creating or evidencing indebtedness for borrowed money entered into on or after the Issue Date by the Parent or any of its Subsidiaries, or in respect of which the Parent or any of its Subsidiaries is an obligor or otherwise provides a guarantee or other credit support, in a principal amount outstanding or available for borrowing equal to or greater than $250,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency).

“Moody’s” means Moody’s Investors Service, Inc., or any of its successors and assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act.

“Offered Securities” means the Initial Offered Securities and any Additional Offered Securities that may be issued under an indenture supplemental to the Base Indenture; provided that if the Additional Offered Securities are not fungible with the applicable series of Offered Securities for U.S. federal income tax purposes, the Additional Offered Securities will have a separate CUSIP number.

“Pending Transaction” means a pending acquisition (including, for the avoidance of doubt, the Acquisition) or investment, or refinancing, prepayment, repayment, redemption, repurchase, settlement, discharge or defeasance of existing indebtedness.

“Permitted Encumbrances” means:

(1)	judgment liens;

(2)

statutory and contractual Liens in favor of a landlord on real property leased or subleased by or to the Parent or any of its Subsidiaries; provided that, if the lease or sublease is to the Parent or any of its Subsidiaries, the Parent or such Subsidiary, as applicable, is current with respect to payment of all rent and other amounts due to the lessor or sublessor under any lease or sublease of such real property, except where the failure to be current in payment would not, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect;

(3)

banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with depository institutions and securities accounts and other financial assets maintained with a securities intermediary; provided that such deposit accounts or funds and securities accounts or other financial assets are not established or deposited for the purpose of providing collateral for any debt and are not subject to restrictions on access by the Parent or any of its Subsidiaries in excess of those required by applicable banking regulations;

(4)

Liens arising by virtue of Uniform Commercial Code financing statement filings (or similar filings under applicable law) regarding operating leases entered into by the Parent or any of its Subsidiaries in the ordinary course of business;

(5)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

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(6)	Liens solely on any cash earnest money deposits made by the Parent or any of its Subsidiaries in connection with any letter of intent or purchase agreement relating to an acquisition;

(7)

Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Parent or any of its Subsidiaries in the ordinary course of business and permitted by the Indenture;

(8)	options, put and call arrangements, rights of first refusal and similar rights relating to investments in joint ventures, partnerships and the like; and

(9)

Liens securing obligations in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations (other than obligations in respect of debt) and trade-related letters of credit, in each case, outstanding on the Issue Date or issued thereafter in and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, banker’s acceptances or bank guarantees and the proceeds and products thereof.

“Permitted Liens” means:

(1)	Liens for taxes not yet due or that are being actively contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(2)

other statutory, common law or contractual Liens incidental to the conduct of its business or the ownership of its property and assets that (A) were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and (B) do not in the aggregate materially detract from the value of its property or assets or materially impair the use thereof in the operation of its business;

(3)	pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(4)

pledges or deposits to secure the performance of bids, trade contracts and leases (other than debt), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5)	Liens on property or assets to secure obligations owing to the Parent or any of its Subsidiaries;

(6)

(A) purchase money Liens on fixed assets or for the deferred purchase price of property; provided that such Lien is limited to the purchase price and only attaches to the property being acquired, constructed or improved and, for the avoidance of doubt, proceeds thereof and (B) capital or finance leases;

(7)

easements, zoning restrictions or other minor defects or irregularities in title of real property not interfering in any material respect with the use of such property in the business of the Parent or any of its Subsidiaries;

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(8)	Liens existing on the Issue Date;

(9)	Liens on Receivables Related Assets of a Receivables Subsidiary in connection with the sale of such Receivables Related Assets;

(10)

in addition to the Liens permitted herein, additional Liens, so long as the aggregate principal amount of all debt and other obligations of the Parent and its Subsidiaries secured by such Liens, when taken together with, without duplication, the principal amount of all debt of Subsidiaries that are not Guarantors, does not exceed an amount equal to 10.0% of the Consolidated Total Assets at the time such debt or other obligation is created or incurred;

(11)	Permitted Encumbrances;

(12)

any Lien existing on any property or asset prior to the acquisition thereof by the Parent or any of its Subsidiaries or existing on any property or assets of any Person at the time such Person becomes a Subsidiary of the Parent after the Issue Date; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary of the Parent, as the case may be, and (ii) such Lien does not apply to any other property or assets of the Parent or any of its Subsidiaries (other than Persons who becomes a Subsidiary of the Parent in connection with such acquisition);

(13)	Liens arising in connection with any margin posted related to Hedge Agreements entered other than for speculative purposes;

(14)

any extension, renewal or replacement (or successive renewals or replacements) in whole or in part of any Lien referred to in clauses (6), (8), (10) and (12) of this definition; provided that (x) the principal amount of the obligations secured thereby shall be limited to the principal amount of the obligations secured by the Lien so extended, renewed or replaced (and, to the extent provided in such clauses, extensions, renewals and replacements thereof), (y) such Lien shall be limited to all or a part of the assets that secured the obligation so extended, renewed or replaced and (z) in the case of any extension, renewal or replacement (or successive renewals or replacements) in whole or in part of any Lien referred to in clause (10) of this definition such extension, renewal or replacement (or successive renewals or replacements) shall utilize basket capacity under such clause (10) prior to any excess amount not permitted thereunder being permitted under this clause (14);

(15)

Liens on the products and proceeds (including, without limitation, insurance condemnation and eminent domain proceeds) of and accessions to, and contract or other rights (including rights under insurance policies and product warranties) derivative of or relating to, property subject to Liens under any of the clauses of this definition; and

(16)

Liens on the proceeds of indebtedness deposited with a trustee or paying agent (if other than the trustee) or otherwise segregated or held in trust or under an escrow or other funding arrangement with respect to a Pending Transaction prior to the consummation of such Pending Transaction.

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“Permitted Receivables Facility” means an accounts receivable facility established by the Receivables Subsidiary and one or more of the Parent or its Subsidiaries, whereby the Parent or its Subsidiaries shall have sold or transferred the accounts receivables of the Parent or its Subsidiaries to the Receivables Subsidiary which in turn transfers to a buyer, purchaser or lender undivided fractional interests in such accounts receivable, so long as (a) no portion of the debt or any other obligation (contingent or otherwise) under such Permitted Receivables Facility shall be guaranteed by the Parent or any of its Subsidiaries (other than the Receivables Subsidiary), (b) there shall be no recourse or obligation to any of the Parent or its Subsidiaries (other than the Receivables Subsidiary) whatsoever other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with such Permitted Receivables Facility that in the reasonable opinion of the Parent are customary for securitization transactions, and (c) none of the Parent or its Subsidiaries (other than the Receivables Subsidiary) shall have provided, either directly or indirectly, any other credit support of any kind in connection with such Permitted Receivables Facility, other than as set forth in clause (b) of this definition.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Property” means any property or asset, whether real, personal or mixed, including current assets, but excluding deposit or other control accounts, owned on the Issue Date or thereafter acquired by the Parent or any of its Subsidiaries.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided that if any of Moody’s, S&P or Fitch ceases to provide rating services to issuers or investors, the Parent may appoint a replacement that is a Nationally Recognized Statistical Rating Organization for such Rating Agency.

“Rating Event” means:

(1)

if the Offered Securities are rated Investment Grade by at least two of the three Rating Agencies on the first day of the Trigger Period, the Offered Securities cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the Trigger Period, or

(2)

if the Offered Securities are not rated Investment Grade by at least two of the three Rating Agencies on the first day of the Trigger Period, the Offered Securities are downgraded by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the Offered Securities on the first day of the Trigger Period by at least two of the three Rating Agencies on any date during the Trigger Period;

provided that if, on the first day of any Trigger Period, the Offered Securities are not rated by at least two of the three Rating Agencies, a Rating Event shall be deemed to have occurred.

“Receivables Related Assets” means, collectively, accounts receivable, instruments, chattel paper, obligations, general intangibles and other similar assets, in each case relating to receivables subject to the Permitted Receivables Facility, including interests in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guaranties, insurance proceeds, collections and proceeds of all of the foregoing.

“Receivables Subsidiary” means a wholly-owned Subsidiary of the Parent that has been established as a “bankruptcy remote” subsidiary for the sole purpose of acquiring accounts receivable under the Permitted Receivables Facility and that shall not engage in any activities other than in connection with the Permitted Receivables Facility.

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“Regulation U” means Regulation U issued by the Board of Governors of the Federal Reserve System.

“Restricted Margin Stock” means Margin Stock owned by the Parent and its Subsidiaries the value of which (determined as required under clause 2(i) of the definition of “Indirectly Secured” set forth in Regulation U) represents not more than 33% of the aggregate value (determined as required under clause (2)(i) of the definition of “Indirectly Secured” set forth in Regulation U), on a consolidated basis, of the property and assets of the Parent and its Subsidiaries (excluding any Margin Stock) that is subject to Section 1.4(1).

“S&P” means Standard & Poor’s Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Senior Funded Debt” means all Funded Debt of the Parent and its Subsidiaries (except Funded Debt, the payment of which is subordinated to the payment of the Offered Securities).

“Trigger Period” means the period commencing 60 days prior to the first public announcement by the Parent of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change).

“Unrestricted Margin Stock” means any Margin Stock owned by the Parent or its Subsidiaries which is not Restricted Margin Stock.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Section 1.3 Guarantees.

(1) The Offered Securities shall have the benefit of Guarantees by each of the Guarantors, on the terms set forth in Article XV of the Base Indenture, until such Guarantor is released as a Guarantor in accordance with clause (3) below. Each Guarantor hereby confirms its Guarantee of the Offered Securities and confirms the applicability of the provisions of the Base Indenture to such Guarantor with respect to the Offered Securities.

(2) Parent shall cause each Subsidiary that becomes a borrower under, incurs or guarantees indebtedness under any Material Credit Facility to, within 30 days, (A) execute and deliver to the Trustee a supplemental indenture to the Base Indenture in form satisfactory to the Trustee pursuant to which such Subsidiary shall Guarantee all of the Company’s Obligations under the Offered Securities and the Indenture with respect to the Offered Securities and (B) deliver to the Trustee an Opinion of Counsel to the effect that (i) such supplemental indenture and Guarantee of the Offered Securities has been duly executed and authorized and (ii) such supplemental indenture and Guarantee of the Offered Securities constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws and except insofar as enforcement thereof is subject to general principles of equity. Any such Guarantee of the Offered Securities shall be equal (“pari passu”) or senior in right of payment with the guarantee or other obligation giving rise to the obligation to Guarantee the Offered Securities.

(3) Each Guarantee of the Offered Securities shall be automatically and unconditionally released and discharged:

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(A)

(1) in the case of a Subsidiary Guarantor, upon the sale, transfer or other disposition (including by way of consolidation or merger) of such Subsidiary Guarantor, other than to the Parent or a subsidiary of the Parent and as permitted by the Indenture;

(2) in the case of a Subsidiary Guarantor, upon the sale, transfer or other disposition of all or substantially all the assets of such Subsidiary Guarantor, other than to the Parent or a Subsidiary of the Parent and as permitted by the Indenture;

(3) in the case of a Subsidiary Guarantor, at such time as such Subsidiary Guarantor is no longer a borrower under or no longer guarantees any Material Credit Facility;

(4) the Company’s exercise of its legal defeasance option or covenant defeasance option in accordance with Section 11.03 of the Base Indenture or the discharge of the Company’s Obligations under the Indenture in accordance with the terms of the Indenture;

(5) as provided in Section 9.01(e) of the Base Indenture; or

(6) in the case of the Parent, if the Company ceases for any reason to be a Subsidiary of the Parent; provided that all guarantees and other obligations of the Parent in respect of all other indebtedness under any Material Credit Facility of the Company terminate upon the Company ceasing to be a Subsidiary of the Parent; provided further that this clause (6) shall not apply if the Company ceases to be a Subsidiary of the Parent as a result of the merger or consolidation of the Company with and into another Subsidiary of the Parent as permitted by the Indenture; and

(B)

upon such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction or release have been complied with.

In the case of clause (3)(A)(3) of this Section 1.3, in the event that any released Subsidiary Guarantor thereafter borrows money, incurs or guarantees indebtedness under any Material Credit Facility, such former Subsidiary Guarantor shall again provide a Guarantee of the Offered Securities in accordance with clause (2) of this Section 1.3.

Section 1.4 Additional Covenants.

The following additional covenants shall apply with respect to the Offered Securities (except that Section 1.4(3) and related definitions shall apply solely to the 2031 Securities), so long as any of the Offered Securities remain Outstanding (but subject to defeasance, as provided in Section 11.03 of the Base Indenture):

(1) Limitation on Liens.

The Parent will not, and will not permit any of its Subsidiaries to, create, incur, issue, assume or guarantee any debt secured by a Lien (other than Permitted Liens) upon any of its property or assets (other than Unrestricted Margin Stock), or any shares of stock or evidences of indebtedness issued by any of its Subsidiaries and owned by the Parent or by any other of its Subsidiaries, owned on or after the Issue Date, without making effective provision to secure all of the Offered Securities, equally and ratably with any and all other debt secured thereby, so long as any of such other debt shall be so secured.

(2) Limitation on Sale and Leaseback Transactions.

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The Parent will not, and will not permit any Subsidiary to, enter into any arrangement with any person providing for the leasing by the Parent or any Subsidiary of any Property that has been or is to be sold or transferred by the Parent or such Subsidiary to such Person, with the intention of taking back a lease of such Property (a “Sale and Leaseback Transaction”) unless either:

(a) within 12 months after the receipt of the proceeds of the sale or transfer, the Parent or any Subsidiary apply an amount equal to the greater of the net proceeds of the sale or transfer or the fair value (as determined in good faith by the Parent’s Board of Directors) of such Property at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt; or

(b) the Parent or such Subsidiary would be entitled, at the effective date of the sale or transfer, to incur debt secured by a Lien on such Property in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction, without equally and ratably securing the Offered Securities pursuant to Section 1.4(1).

The foregoing restriction in the paragraph above will not apply to any Sale and Leaseback Transaction (i) for a term of not more than three years including renewals; (ii) between the Parent and a Subsidiary or between Subsidiaries; provided that the lessor is the Parent or a wholly owned Subsidiary; or (iii) entered into within 270 days after the later of the acquisition or completion of construction of the subject Property.

(3) Special Mandatory Redemption.

(a) If the Acquisition is not consummated, or the Acquisition Agreement is terminated, in each case, on or prior to April 12, 2022 (each, a “Special Mandatory Redemption Event”), the Company will be required to redeem all of the 2031 Securities then outstanding on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. Notice of a special mandatory redemption will be mailed (or otherwise delivered to Holders in accordance with the procedures of DTC) promptly after the occurrence of the Special Mandatory Redemption Event (and in any event no later than 2:00 p.m., New York City time, on the fifth business day immediately following such event) to the Trustee and each Holder of the 2031 Securities and will otherwise comply with Section 3.02 of the Base Indenture to the extent applicable; provided that the notice periods set forth in Section 3.02 of the Base Indenture shall not apply. In the event that the Company has insufficient funds to redeem all of the 2031 Securities then outstanding on the Special Mandatory Redemption Date, the Parent shall, on behalf of the Company, acquire, or cause to be acquired, all such 2031 Securities in accordance with this Section 1.4(3).

(b) As used herein:

“Special Mandatory Redemption Date” means the earlier to occur of (1) April 27, 2022 if the Acquisition has not been consummated on or prior to 5:00 p.m., New York City time, on April 12, 2022; or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Acquisition Agreement for any reason.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the 2031 Securities then Outstanding, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date.

(4) Change of Control Triggering Event.

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(a) Upon the occurrence of a Change of Control Triggering Event, unless the Company has exercised its right to redeem the Offered Securities pursuant to Section 1.1(6) hereof, the Company shall make an offer, for cash (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to $150,000 or any integral multiples of $1,000 in excess thereof) of each Holder’s Offered Securities at a repurchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, on the Offered Securities repurchased to, but not including, the date of repurchase, subject to the rights of Holders of Offered Securities on the relevant regular record date to receive interest due on the relevant Interest Payment Date (the “Change of Control Payment”).

(b) Within 30 days following any Change of Control Triggering Event, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company shall send a notice to Holders of the Offered Securities (in the case of Global Securities, electronically through the procedures of the DTC), with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event, stating:

(i) that the Change of Control Offer is being made pursuant to this Section 1.4(4) and that all Offered Securities tendered will be accepted for payment;

(ii) the repurchase price and the repurchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is sent (the “Change of Control Payment Date”);

(iii) that any Offered Security not tendered will continue to accrue interest;

(iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Offered Securities accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(v) that Holders electing to have any Offered Securities repurchased pursuant to a Change of Control Offer shall be required to surrender their Offered Securities, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Offered Security, or such other customary documents of surrender and transfer as the Company may reasonably request, duly completed, to the paying agent as specified in the notice, or transfer their Offered Securities to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date;

(vi) that Holders shall be entitled to withdraw their election if the paying agent receives, no later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Offered Securities delivered for repurchase, and a statement that such Holder is withdrawing his election to have the Offered Securities repurchased;

(vii) that Holders whose Offered Securities are being repurchased only in part will be issued new Offered Securities equal in principal amount to the unpurchased portion of the Offered Securities surrendered, which unpurchased portion must be equal to $150,000 in principal amount or an integral multiple of $1,000 above that amount; and

15

(viii) if such notice is sent prior to the date of consummation of the Change of Control, that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

(c) The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Offered Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 1.4(4), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 1.4(4) by virtue of such compliance.

(d) On the Change of Control Payment Date, the Company shall, to the extent lawful,

(i) accept for payment all the Offered Securities or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

(ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all the Offered Securities or portions of the Offered Securities accepted for payment; and

(iii) deliver or cause to be delivered to the Trustee the Offered Securities properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of Offered Security or portions of Offered Securities being purchased by the Company.

(e) The paying agent will promptly send to each Holder of Offered Securities accepted for payment the Change of Control Payment for such Offered Securities deposited pursuant to Section 1.4(4)(d)(ii), and the Trustee will promptly authenticate and send (or cause to be transferred by book entry) to each Holder a new Offered Security equal in principal amount to any unpurchased portion of the Offered Securities surrendered, if any; provided that each new Offered Security will be in a principal amount of $150,000 and or any integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(f) Notwithstanding anything herein or in the Base Indenture to the contrary, the Company shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 1.4(4) and purchases all Offered Securities properly tendered and not withdrawn under the Change of Control Offer; or (ii) notice of redemption has been given pursuant to Section 3.02 of the Base Indenture, unless and until there is a default in the payment of the applicable redemption price.

Section 1.5 Additional Event of Default.

(1) The following additional event shall be established and shall constitute an “Event of Default” under Section 6.01(a) of the Base Indenture with respect to the 2031 Securities so long as any of the 2031 Securities remain Outstanding:

16

“(10) a failure by the Company to (a) redeem all Outstanding 2031 Securities following the occurrence of a Special Mandatory Redemption Event in conformity with Section 1.4(3) of the First Supplemental Indenture or (b) repurchase 2031 Securities tendered for repurchase following the occurrence of a Change of Control Triggering Event in conformity with Section 1.4(4) of the First Supplemental Indenture.”

This Event of Default shall no longer apply to the 2031 Securities upon the Company’s exercise of its covenant defeasance option with respect to such series in accordance with Section 11.03 of the Base Indenture.

(2) The following additional event shall be established and shall constitute an “Event of Default” under Section 6.01(a) of the Base Indenture with respect to the 2051 Securities so long as any of the 2051 Securities remain Outstanding:

“(10) a failure by the Company to repurchase 2051 Securities tendered for repurchase following the occurrence of a Change of Control Triggering Event in conformity with Section 1.4(4) of the First Supplemental Indenture.”

This Event of Default shall no longer apply to the 2051 Securities upon the Company’s exercise of its covenant defeasance option with respect to such series in accordance with Section 11.03 of the Base Indenture.

Section 1.6 Modification to Supplemental Indentures with Consent of Securityholders.

Section 9.02(iii) of the Base Indenture is hereby amended and restated as follows with respect to the Securities so long as any of the Securities remain Outstanding:

“(iii) reduce any premium, if any, payable on the redemption or required repurchase of any Security of such series or change the date on which any Securities of such series may be redeemed or required to be repurchased (which modification or amendment, only with respect to a Change of Control Triggering Event, is made after the time an offer to repurchase the Securities is required to have been made);”

ARTICLE II

MISCELLANEOUS

Section 2.1 Definitions.

Capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings ascribed thereto in the Base Indenture.

Section 2.2 Confirmation of Indenture.

The Base Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture, this First Supplemental Indenture and all indentures supplemental thereto with respect to the Offered Securities shall be read, taken and construed as one and the same instrument; provided that the provisions of this First Supplemental Indenture and any such indentures supplemental thereto apply solely with respect to the Offered Securities.

17

Section 2.3 Concerning the Trustee.

In carrying out the Trustee’s responsibilities hereunder, the Trustee shall have all of the rights, protections and immunities which it possesses under the Indenture. The recitals contained herein and in the Offered Securities, except the Trustee’s certificate of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Offered Securities. The Trustee shall not be accountable for the use or application by the Company of the Offered Securities or the proceeds thereof.

Section 2.4 Governing Law.

This First Supplemental Indenture and the Offered Securities shall be deemed to be a contract made under the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State.

Section 2.5 Separability.

In case any provision in this First Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.6 Counterparts.

This First Supplemental Indenture may be executed in any number of counterparts each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 2.7 No Benefit.

Nothing in this First Supplemental Indenture, express or implied, shall give to any Person other than the parties hereto and their successors or assigns, and the Holders of the Offered Securities, any benefit or legal or equitable rights, remedy or claim under this First Supplemental Indenture or the Base Indenture.

Section 2.8 Judgment Currency.

The Company and each of the Guarantors, jointly and severally, agree to indemnify each Holder against any loss incurred by such Holder as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and each Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

[Signature Pages Follow]

18

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed all as of the day and year first above written.

STERIS IRISH FINCO UNLIMITED COMPANY, as the Company

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Director

STERIS PLC, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President and Chief Financial Officer

STERIS CORPORATION, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President and Chief Financial Officer, Director

STERIS LIMITED, as a Guarantor

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Director

[Signature Page to First Supplemental Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ David A. Schlabach
Name: David A. Schlabach
Title: Vice President

[Signature Page to First Supplemental Indenture]

EXHIBIT A

FORM OF 2.700% SENIOR NOTES

[Insert the Global Security legend]

2.700% SENIOR NOTES DUE 2031

No. [ ]	$[ ]

CUSIP No. 85917PAA5

ISIN No. US85917PAA57

STERIS IRISH FINCO UNLIMITED COMPANY

promises to pay to Cede & Co. or registered assigns, the principal sum of [ ] Dollars on March 15, 2031.

Interest Payment Dates: March 15 and September 15

Record Dates: March 1 and September 1

Each Holder of this Security (as defined below), by accepting the same, agrees to and shall be bound by the provisions hereof and of the Indenture described herein, and authorizes and directs the Trustee described herein on such Holder’s behalf to be bound by such provisions. Each Holder of this Security hereby waives all notice of the acceptance of the provisions contained herein and in the Indenture and waives reliance by such Holder upon said provisions.

This Security shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose, until the Certificate of Authentication hereon shall have been signed by or on behalf of the Trustee. The provisions of this Security are continued on the reverse side hereof, and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed in accordance with Section 2.04 of the Base Indenture.

Date: [ ]

STERIS IRISH FINCO UNLIMITED COMPANY

By:
Name: [●]
Title: [●]

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

By:
Authorized Signatory

Dated: [ ]

STERIS Irish FinCo Unlimited Company

2.700% Senior Notes due 2031

This security is one of a duly authorized series of debt securities of STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (the “Company”), issued or to be issued in one or more series under and pursuant to an Indenture for the Company’s senior debt securities, dated as of April 1, 2021 (the “Base Indenture”), duly executed and delivered by and among the Company, each of the Guarantors party thereto and U.S. Bank National Association (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 1, 2021 (the “First Supplemental Indenture”), by and among the Company, the Guarantors party thereto and the Trustee. The Base Indenture as supplemented and amended by the First Supplemental Indenture is referred to herein as the “Indenture.” By the terms of the Base Indenture, the debt securities issuable thereunder are issuable in series that may vary as to amount, date of maturity, rate of interest and in other respects as provided in the Base Indenture. This security is one of the series designated on the face hereof (individually, a “Security,” and collectively, the “Securities”), and reference is hereby made to the Indenture for a description of the rights, limitations of rights, obligations, duties and immunities of the Trustee, the Company, the Guarantors and the holders of the Securities (the “Holders”). Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Base Indenture or the First Supplemental Indenture, as applicable.

1. Interest. The Company promises to pay interest on the principal amount of this Security at an annual rate of 2.700%. The Company will pay interest semi-annually on March 15 and September 15 of each year (each such day, an “Interest Payment Date”). If the date of maturity of interest or principal of this Security or the date of redemption of this Security shall not be a Business Day, then payment of principal, premium, if any, or interest or principal and premium, if any, may be made on the next succeeding Business Day with the same force and effect as if made on the date that payment was due, and no interest shall accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding Business Day. Interest on the Securities will accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid, from the date of issuance; provided that, the first Interest Payment Date shall be September 15, 20211. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment. The Company will pay interest on the Securities (except defaulted interest), if any, to the persons in whose name such Securities are registered at the close of business on the regular record date referred to on the facing page of this Security for such interest installment. In the event that the Securities or a portion thereof are called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Securities will be paid upon presentation and surrender of such Securities as provided in the Indenture. The principal of and the interest on the Securities shall be payable in the coin or currency of the United States of America that at the time is legal tender for public and private debt, at the office or agency of the Company maintained for that purpose in accordance with the Indenture.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association, the Trustee, will act as paying agent and Security Registrar. The Company may change or appoint any paying agent or Security Registrar without notice to any Holder. The Company, any Guarantor or any of their Subsidiaries may act in any such capacity.

[1]	NTD: To include only for Securities issued before September 15, 2021.

4. Indenture. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (“TIA”) as in effect on the date the Indenture is qualified. The Securities are subject to all such terms, and Holders are referred to the Indenture and TIA for a statement of such terms. The Securities are unsecured senior obligations of the Company and constitute the series designated on the face hereof as the “2.700% Senior Notes due 2031”, initially limited to $675,000,000 in aggregate principal amount. The Company will furnish to any Holder upon written request and without charge a copy of the Base Indenture and the First Supplemental Indenture. Requests may be made to: STERIS Corporation, 5960 Heisley Rd., Mentor, OH 44060, Attention of the Treasurer.

5. [Special Mandatory Redemption. If the Acquisition is not consummated, or the Acquisition Agreement is terminated, in each case, on or prior to April 12, 2022, the Company will be required to redeem, all of the Securities then outstanding on the Special Mandatory Redemption Date at 101% of the aggregate principal amount of the Outstanding Securities, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date. Notice of a special mandatory redemption will be mailed (or otherwise delivered to Holders in accordance with the procedures of DTC) promptly after the occurrence of the Special Mandatory Redemption Event (and in any event no later than 2:00 p.m., New York City time, on the fifth business day immediately following such event) to the Trustee and each Holder of the Securities at its registered address. In the event that the Company has insufficient funds to redeem all of the Securities then outstanding on the Special Mandatory Redemption Date, the Parent shall, on behalf of the Company, redeem all such Securities in accordance with the Indenture.]2

6. Optional Redemption. The Securities are subject to optional redemption as set forth in the Indenture. This Security is also subject to redemption to the extent provided in Article XIV of the Base Indenture. The Company shall not be required to make sinking fund payments with respect to the Securities.

7. Change of Control Triggering Event. Upon a Change of Control Triggering Event, the Holders shall have the right to require the Company to offer to repurchase the Securities pursuant to Section 1.1(4) of the First Supplemental Indenture.

8. Denominations, Transfer, Exchange. The Securities are in registered form without coupons in the denominations of $150,000 or any integral multiple of $1,000 in excess thereof, provided however, that all Securities shall be offered or allotted in minimum denominations, or for a minimum total consideration per investor, of at least €100,000 (or, if offered in another currency, the equivalent thereof) or as otherwise permitted by section 68(3) of the Companies Act 2014 of Ireland, as amended. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Securities may be exchanged or transferred at the office or agency maintained by the Company pursuant to Section 4.02 of the Base Indenture. No service charge shall be payable by a Holder for any exchange or registration of transfer of this Security, or for any issue of new Securities in case of partial redemption, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith (other than any such taxes or other governmental charge payable upon exchange or registration of transfer pursuant to Sections 2.06, 3.03(b) and 9.04 of the Base Indenture). If the Securities are to be redeemed, the Company will not be required: (i) to issue, exchange or register the transfer of any Securities during a period beginning at the opening of

[2]	Include only in Notes of this series issued prior to a Special Mandatory Redemption Event.

business 15 days before the day of the mailing (or otherwise delivery in accordance with the procedures of DTC) of a notice of redemption of less than all the Outstanding Securities and ending at the close of business on the day of such mailing or other delivery; (ii) to register the transfer of or exchange any Securities or portions thereof called for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part; nor (iii) to register the transfer of or exchange a Security between the applicable record date and the next succeeding Interest Payment Date.

9. Persons Deemed Owners. The registered Holder may be treated as its owner for all purposes.

10. Repayment to the Company or the Guarantors. Any funds or Governmental Obligations deposited with any paying agent or the Trustee, or then held by the Company or any Guarantor, in trust for payment of principal of, premium, if any, or interest on the Securities that are not applied but remain unclaimed by the Holders of such Securities for at least two years after the date upon which the principal of, premium, if any, or interest on such Securities shall have respectively become due and payable, shall be repaid to the Company or such Guarantor, as applicable, or if then held by the Company or any Guarantor shall be discharged from such trust; and thereafter, the paying agent and the Trustee shall be released from all further liability with respect to such funds or Governmental Obligations, and the Holder of any of the Securities entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company or the Guarantors, as applicable, for the payment thereof.

11. Amendments, Supplements and Waivers. Subject to certain exceptions, the Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities to enter into supplemental indentures for the purpose of adding, changing or eliminating any provisions to the Base Indenture or supplemental indenture or indentures or of modifying in any manner not covered elsewhere in the Base Indenture the rights of the Holders of the Securities.

12. Defaults and Remedies. The Events of Default relating to the Securities are defined in the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

13. Trustee, Paying Agent and Security Registrar May Hold Securities. The Trustee, subject to certain limitations imposed by the TIA, or any paying agent or Security Registrar, in its individual or any other capacity, may become the owner or pledgee of Securities with the same rights it would have if it were not Trustee, paying agent or Security Registrar.

14. No Recourse Against Others. The Indenture contains certain provisions pertaining to recourse under the Indenture or any Security, which provisions shall for all purposes have the same effect as if set forth herein.

15. Defeasance and Discharge of Indenture. The Indenture contains certain provisions pertaining to defeasance and discharge, which provisions shall for all purposes have the same effect as if set forth herein.

16. Authentication. This Security shall not be valid until the Trustee signs the certificate of authentication attached to the other side of this Security.

17. Guarantees. All payments by the Company under the Indenture and this Security are fully and unconditionally Guaranteed to the Holder of this Security by the Guarantors, as provided in the Indenture.

18. Additional Amounts. The Company and the Guarantors are obligated to pay Additional Amounts on this Security to the extent provided in Article XIV of the Base Indenture.

19. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

20. Governing Law. The Base Indenture, the First Supplemental Indenture and this Security (including the terms of the Guarantees therein) shall be deemed to be a contract made under the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State.

ASSIGNMENT FORM

To assign this Security, fill in the form below: (I) or (we) assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature
Guarantee:

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 1.4(4) of the First Supplemental Indenture, check the box:

☐ 1.4(4) Change of Control Triggering Event

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 1.4(4) of the First Supplemental Indenture, state the amount: $ .

Date:

Your Signature:
(Sign exactly as your name appears on the other side of the Security) Tax I.D. number

Signature Guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

EXHIBIT B

FORM OF 3.750% SENIOR NOTES

[Insert the Global Security legend]

3.750% SENIOR NOTES DUE 2051

No. [ ]	$[ ]

CUSIP No. 85917PAB3

ISIN No. US85917PAB31

STERIS IRISH FINCO UNLIMITED COMPANY

promises to pay to Cede & Co. or registered assigns, the principal sum of [ ] Dollars on March 15, 2051.

Interest Payment Dates: March 15 and September 15

Record Dates: March 1 and September 1

Each Holder of this Security (as defined below), by accepting the same, agrees to and shall be bound by the provisions hereof and of the Indenture described herein, and authorizes and directs the Trustee described herein on such Holder’s behalf to be bound by such provisions. Each Holder of this Security hereby waives all notice of the acceptance of the provisions contained herein and in the Indenture and waives reliance by such Holder upon said provisions.

This Security shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose, until the Certificate of Authentication hereon shall have been signed by or on behalf of the Trustee. The provisions of this Security are continued on the reverse side hereof, and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed in accordance with Section 2.04 of the Base Indenture.

Date: [ ]

STERIS IRISH FINCO UNLIMITED COMPANY

By:
Name: [●]
Title: [●]

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

By:
Authorized Signatory

Dated: [ ]

STERIS Irish FinCo Unlimited Company

3.750% Senior Notes due 2051

This security is one of a duly authorized series of debt securities of STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (the “Company”), issued or to be issued in one or more series under and pursuant to an Indenture for the Company’s senior debt securities, dated as of April 1, 2021 (the “Base Indenture”), duly executed and delivered by and among the Company, each of the Guarantors party thereto and U.S. Bank National Association (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 1, 2021 (the “First Supplemental Indenture”), by and among the Company, the Guarantors party thereto and the Trustee. The Base Indenture as supplemented and amended by the First Supplemental Indenture is referred to herein as the “Indenture.” By the terms of the Base Indenture, the debt securities issuable thereunder are issuable in series that may vary as to amount, date of maturity, rate of interest and in other respects as provided in the Base Indenture. This security is one of the series designated on the face hereof (individually, a “Security,” and collectively, the “Securities”), and reference is hereby made to the Indenture for a description of the rights, limitations of rights, obligations, duties and immunities of the Trustee, the Company, the Guarantors and the holders of the Securities (the “Holders”). Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Base Indenture or the First Supplemental Indenture, as applicable.

1. Interest. The Company promises to pay interest on the principal amount of this Security at an annual rate of 3.750%. The Company will pay interest semi-annually on March 15 and September 15 of each year (each such day, an “Interest Payment Date”). If the date of maturity of interest or principal of this Security or the date of redemption of this Security shall not be a Business Day, then payment of principal, premium, if any, or interest or principal and premium, if any, may be made on the next succeeding Business Day with the same force and effect as if made on the date that payment was due, and no interest shall accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding Business Day. Interest on the Securities will accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid, from the date of issuance; provided that, the first Interest Payment Date shall be September 15, 20213. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment. The Company will pay interest on the Securities (except defaulted interest), if any, to the persons in whose name such Securities are registered at the close of business on the regular record date referred to on the facing page of this Security for such interest installment. In the event that the Securities or a portion thereof are called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Securities will be paid upon presentation and surrender of such Securities as provided in the Indenture. The principal of and the interest on the Securities shall be payable in the coin or currency of the United States of America that at the time is legal tender for public and private debt, at the office or agency of the Company maintained for that purpose in accordance with the Indenture.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association, the Trustee, will act as paying agent and Security Registrar. The Company may change or appoint any paying agent or Security Registrar without notice to any Holder. The Company, any Guarantor or any of their Subsidiaries may act in any such capacity.

[3]	NTD: To include only for Securities issued before September 15, 2021.

4. Indenture. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (“TIA”) as in effect on the date the Indenture is qualified. The Securities are subject to all such terms, and Holders are referred to the Indenture and TIA for a statement of such terms. The Securities are unsecured senior obligations of the Company and constitute the series designated on the face hereof as the “3.750% Senior Notes due 2051”, initially limited to $675,000,000 in aggregate principal amount. The Company will furnish to any Holder upon written request and without charge a copy of the Base Indenture and the First Supplemental Indenture. Requests may be made to: STERIS Corporation, 5960 Heisley Rd., Mentor, OH 44060, Attention of the Treasurer.

5. Optional Redemption. The Securities are subject to optional redemption as set forth in the Indenture. This Security is also subject to redemption to the extent provided in Article XIV of the Base Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Securities.

6. Change of Control Triggering Event. Upon a Change of Control Triggering Event, the Holders shall have the right to require the Company to offer to repurchase the Securities pursuant to Section 1.1(4) of the First Supplemental Indenture.

7. Denominations, Transfer, Exchange. The Securities are in registered form without coupons in the denominations of $150,000 or any integral multiple of $1,000 in excess thereof, provided however, that all Securities shall be offered or allotted in minimum denominations, or for a minimum total consideration per investor, of at least €100,000 (or, if offered in another currency, the equivalent thereof) or as otherwise permitted by section 68(3) of the Companies Act 2014 of Ireland, as amended. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Securities may be exchanged or transferred at the office or agency maintained by the Company pursuant to Section 4.02 of the Base Indenture. No service charge shall be payable by a Holder for any exchange or registration of transfer of this Security, or for any issue of new Securities in case of partial redemption, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith (other than any such taxes or other governmental charge payable upon exchange or registration of transfer pursuant to Sections 2.06, 3.03(b) and 9.04 of the Base Indenture). If the Securities are to be redeemed, the Company will not be required: (i) to issue, exchange or register the transfer of any Securities during a period beginning at the opening of business 15 days before the day of the mailing (or otherwise delivery in accordance with the procedures of DTC) of a notice of redemption of less than all the Outstanding Securities and ending at the close of business on the day of such mailing or other delivery; (ii) to register the transfer of or exchange any Securities or portions thereof called for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part; nor (iii) to register the transfer of or exchange a Security between the applicable record date and the next succeeding Interest Payment Date.

8. Persons Deemed Owners. The registered Holder may be treated as its owner for all purposes.

9. Repayment to the Company or the Guarantors. Any funds or Governmental Obligations deposited with any paying agent or the Trustee, or then held by the Company or any Guarantor, in trust for payment of principal of, premium, if any, or interest on the Securities that are not applied but remain unclaimed by the Holders of such Securities for at least two years after the date upon which the principal of, premium, if any, or interest on such Securities shall have respectively become due and payable, shall be repaid to the Company or such Guarantor, as applicable, or if then held by the Company or any Guarantor shall be discharged from such trust; and thereafter, the paying agent and the Trustee shall be released from all further liability with respect to such funds or Governmental Obligations, and the Holder of any of the Securities entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company or the Guarantors, as applicable, for the payment thereof.

10. Amendments, Supplements and Waivers. Subject to certain exceptions, the Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities to enter into supplemental indentures for the purpose of adding, changing or eliminating any provisions to the Base Indenture or supplemental indenture or indentures or of modifying in any manner not covered elsewhere in the Base Indenture the rights of the Holders of the Securities.

11. Defaults and Remedies. The Events of Default relating to the Securities are defined in the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

12. Trustee, Paying Agent and Security Registrar May Hold Securities. The Trustee, subject to certain limitations imposed by the TIA, or any paying agent or Security Registrar, in its individual or any other capacity, may become the owner or pledgee of Securities with the same rights it would have if it were not Trustee, paying agent or Security Registrar.

13. No Recourse Against Others. The Indenture contains certain provisions pertaining to recourse under the Indenture or any Security, which provisions shall for all purposes have the same effect as if set forth herein.

14. Defeasance and Discharge of Indenture. The Indenture contains certain provisions pertaining to defeasance and discharge, which provisions shall for all purposes have the same effect as if set forth herein.

15. Authentication. This Security shall not be valid until the Trustee signs the certificate of authentication attached to the other side of this Security.

16. Guarantees. All payments by the Company under the Indenture and this Security are fully and unconditionally Guaranteed to the Holder of this Security by the Guarantors, as provided in the Indenture.

17. Additional Amounts. The Company and the Guarantors are obligated to pay Additional Amounts on this Security to the extent provided in Article XIV of the Base Indenture.

18. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

19. Governing Law. The Base Indenture, the First Supplemental Indenture and this Security (including the terms of the Guarantees therein) shall be deemed to be a contract made under the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State.

ASSIGNMENT FORM

To assign this Security, fill in the form below: (I) or (we) assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature
Guarantee:

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 1.4(4) of the First Supplemental Indenture, check the box:

☐ 1.4(4) Change of Control Triggering Event

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 1.4(4) of the First Supplemental Indenture, state the amount: $ .

Date:

Your Signature:
(Sign exactly as your name appears on the other side of the Security) Tax I.D. number

Signature Guarantee:
(Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

Exhibit 5.1

STERIS plc

STERIS Irish FinCo Unlimited Company

70 Sir John Rogerson’s Quay

Dublin 2

Ireland

Private and Confidential

Our ref	1 April 2021
FBO 669595-11

Dear Sirs

Registration, offer and sale of 2.700% Senior Notes Due 2031 and 3.750% Senior Notes Due 2051 by STERIS Irish FinCo Unlimited Company, as guaranteed by STERIS plc, STERIS Corporation and STERIS Limited

We have acted as Irish counsel to STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (company number 570385) (“STERIS Irish FinCo”) and STERIS plc, a public limited company incorporated under the laws of Ireland (company number 595593) (“STERIS plc”, and together with STERIS Irish FinCo, the “Irish Registrants”) in connection with the registration, offer and sale of US$675,000,000 2.700% Senior Notes Due 2031 and US$675,000,000 3.750% Senior Notes Due 2051 (together the “Notes”) by STERIS Irish FinCo, pursuant to the registration statement on Form S-3 (the “Registration Statement”) filed by the Irish Registrants (together with STERIS Corporation, an Ohio corporation and STERIS Limited, a private limited company incorporated under the laws of England and Wales) on 23 March 2021 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) with the U.S. Securities Exchange Commission (the “Commission”), the prospectus included therein and a prospectus supplement dated 24 March 2021 (the “Prospectus Supplement”).

The Notes will be issued under an indenture dated 1 April 2021 among STERIS Irish FinCo, as issuer, STERIS plc, STERIS Corporation and STERIS Limited, as guarantors and U.S. Bank National Association, as trustee (the “Base Indenture”) and a separate supplemental indenture thereto dated 1 April 2021 among the same parties (the “Supplemental Indenture”, and together with the Base Indenture, the “Indenture”).

The Notes are to be sold pursuant to an underwriting agreement dated 24 March 2021 among STERIS Irish FinCo, the above named guarantors and the underwriters named therein (the “Underwriting Agreement”).

In connection with this Opinion, we have reviewed the corporate resolutions, records and other documents and searches listed in Schedule 1 to this Opinion (the “Documents”).

Based on the foregoing, and subject to the assumptions, qualification and limitations set out in Schedule 2, Schedule 3 and elsewhere in this Opinion, we are of the opinion that:

1	STERIS plc is a public limited company, duly incorporated and validly existing under the laws of Ireland;

2	STERIS Irish FinCo is a public unlimited company, duly incorporated and validly existing under the laws of Ireland; and

3

each of STERIS Irish FinCo and STERIS plc has the requisite power and authority under its constitution to enter into the Base Indenture and the Supplemental Indenture, to perform its obligations thereunder and to issue and guarantee the Notes, respectively, and the entry into the Base Indenture and the Supplemental Indenture and the issue and guarantee of the Notes, respectively, have been duly authorised by each of STERIS Irish FinCo and STERIS plc.

This Opinion is based upon, and limited to, the laws of Ireland in effect on the date hereof and is based on legislation published and cases fully reported before that date and our knowledge of the facts relevant to the opinions contained herein. We have assumed, without enquiry, that there is nothing in the laws of any jurisdiction other than Ireland which would, or might, affect our opinions as stated herein. We have made no investigations of, and we express no opinion on, the laws of any jurisdiction other than Ireland, or the effect thereof. This Opinion is expressed as of the date hereof and we assume no obligation to update this Opinion.

This Opinion is furnished to you and the persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act strictly for use in connection with the Registration Statement and may not be relied upon by any other person without our prior written consent. This Opinion is confined strictly to the matters expressly stated herein and is not to be read as extending, by implication or otherwise, to any other matter.

We hereby consent to the filing of this Opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof, filed by STERIS plc and incorporated by reference into the Registration Statement and to the reference to Matheson under the caption “Legal Matters” in the prospectus and Supplemental Prospectus constituting a part of the Registration Statement. In giving such consent, we do not admit that we are included in the category of persons whose consent is required under section 7 of the Securities Act, or the rules and regulations of the Commission promulgated thereunder.

This Opinion and the opinions given in it are governed by, and shall be construed in accordance with, the laws of Ireland.

Yours faithfully

/s/ Matheson

MATHESON

2

Schedule 1

The Documents

1.

Copies of the certificate of incorporation, certificate of incorporation on change of name and certificate of incorporation on re-registration as a public limited company of STERIS plc, dated 22 December 2016, 25 October 2018 and 11 February 2019, respectively.

2.	Copy certificate of incorporation of STERIS Irish FinCo and certificate of incorporation on re-registration as a public unlimited company, dated 21 October 2015 and 18 March 2021, respectively.

3.	Copy constitution of STERIS plc, adopted on 27 March 2019 and amended on 3 May 2019.

4.	Copy constitution of STERIS Irish FinCo, adopted with effect from its re-registration as a public unlimited company on 18 March 2021.

5.	Copy resolutions of the board of directors of STERIS plc passed on 12 January 2021.

6.	Copy resolutions of the board of directors of STERIS Irish FinCo passed on 15 March 2021.

7.	Copy resolutions of the pricing committee established by the board of directors of STERIS Irish FinCo passed on 23 March 2021.

8.	The Registration Statement, including the prospectus contained therein.

9.	The Prospectus Supplement.

10.	A copy of the Base Indenture.

11.	A copy of the Supplemental Indenture.

12.	A copy of the Underwriting Agreement.

13.

Searches carried out by independent law researchers on our behalf against STERIS plc and STERIS Irish FinCo on 31 March 2021 in (a) the Index of Petitions and Winding-up Notices maintained at the Central Office of the High Court of Ireland, (b) the Judgments’ Office of the Central Office of the High Court of Ireland and (c) the Companies Registration Office (the “Searches”).

3

Schedule 2

Assumptions

For the purposes of this Opinion, we have assumed:

1.	The truth and accuracy of the contents of the Documents as to factual matters, but have made no independent investigation regarding such factual matters.

2.	All signatures, initials, seals and stamps contained in, or on, the Documents submitted to us are genuine.

3.

All Documents submitted to us as originals are authentic and complete and all Documents submitted to us as copies (including without limitation any document submitted to us as a .pdf, or any other format, attachment to an email) are complete and conform to the originals of such Documents, and the originals of such Documents are authentic and complete.

4.

Each party to the Documents (other than either of the Irish Registrants) has, and shall continue to have, the due and requisite capacity, power and authority to enter into, execute and perform its obligations under the Documents to which it is, or shall become, a party, and the Documents are, and will not become, subject to avoidance by any person under all applicable laws in any applicable jurisdictions (other than, in the case of the Irish Registrants, the laws of Ireland and the jurisdiction of Ireland).

5.	All Documents dated on or prior to the date hereof and on which we have expressed reliance have not been revoked or amended and remain accurate.

6.	The resolutions of the board of directors of the Irish Registrants on which we have expressed reliance have not been amended or rescinded and are in full force and effect.

7.

Each Irish Registrant will derive a commercial benefit from entering into the Indenture and any other document referred to in, or contemplated by, the Registration Statement (including the prospectus contained therein and the Prospectus Supplement) and from issuing or guaranteeing the Notes commensurate with the obligations undertaken by it thereunder.

8.

The Notes will not be offered to the public, admitted to trading or listed other than as permitted by Section 68(2) (as amended by section 1248) and section 68(3) of the Companies Act 2014 (the “Companies Act”).

9.

Neither of the Irish Registrants shall, by virtue of or in connection with the issue or guarantee of the Notes by it, give any financial assistance, as contemplated by sections 82 and 1043 of the Companies Act for the purpose of any acquisition of shares in the capital of either Irish Registrant or any company which, from time to time, is the holding company of either Irish Registrant, save as permitted by, or pursuant to an exemption to, the said sections 82 and 1043.

10.

Each Irish Registrant together with any other entity whose obligations are guaranteed by it under the Indenture together comprise a “group” for the purposes of section 243 of the Companies Act and any person that subsequently becomes an issuer or a guarantor under the Indenture will also be a member of such group.

11.

In entering into the Documents and approving the issue and guarantee of the Notes under the Indenture, there was no intent by the directors and / or any duly authorised officer of either Irish Registrant acting under delegated authority to give a creditor a preference which could be deemed to be an unfair preference in accordance with section 604 of the Companies Act.

4

12.

The obligations expressed to be assumed by each party to the Indenture are legal, valid, binding and enforceable obligations under all applicable laws and in all applicable jurisdictions, other than, in the case of the Irish Registrants, the laws of Ireland and the jurisdiction of Ireland.

13.

If any obligation of any of the parties under the Indenture is to be performed in any jurisdiction other than Ireland, its performance will not be illegal or ineffective by virtue of the law of that jurisdiction and there are no provisions of the laws or public policy of any jurisdiction outside Ireland which would be contravened by the execution or performance of the Indenture or which would render their performance ineffective by virtue of the laws of that jurisdiction.

14.

The Indenture and the transactions contemplated thereby and the payments to be made thereunder are not and will not be affected by any financial restrictions or sanctions arising from orders made by the Irish Minister for Finance under the Financial Transfers Act 1992 of Ireland and/or section 42 of the Criminal Justice (Terrorist Offences) Act 2005 of Ireland or the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 of Ireland.

15.

All authorisations, approvals, licences, exemptions or consents of governmental or regulatory authorities with respect to the agreements or arrangements referred to in the Registration Statement (including the prospectus contained therein and the Prospectus Supplement) or with respect to the issue, offer or sale of the Notes (other than, in the case of the Irish Registrants, the governmental or regulatory authorities of Ireland) have been obtained and are in full force and effect, the Notes will be issued in the form set out in the Supplemental Indenture and the selling restrictions contained in the Registration Statement (including the prospectus contained therein and the Prospectus Supplement) and the Underwriting Agreement have been and will, at all times, be observed and the Irish Registrants will otherwise comply with the terms of any other lawful agreements relating to the issue, sale and/or offer of the Notes.

16.

The creation, issuance, offering or sale, including the marketing, of the Notes will be made, effected and conducted in accordance with and will not otherwise violate any applicable laws and regulations of any jurisdiction, including Ireland, or supra-national authority, including, without limitation: (a) the securities laws and regulations of any jurisdiction or supra-national authority which impose any restrictions, or mandatory requirements, in relation to the offering or sale of the Notes to the public in any jurisdiction, including the obligation to prepare a prospectus or registration document relating to the Notes and (b) any requirement or restriction imposed by any court, governmental body or supra-national authority having jurisdiction over the Irish Registrants or the members of their group.

17.

That: (a) each Irish Registrant will be fully solvent at the time of and immediately following the issue of the Notes, (b) no resolution or petition for the appointment of a liquidator or examiner will be passed or presented prior to the issue of the Notes, (c) no receiver will have been appointed in relation to any of the assets or undertaking of either Irish Registrant prior to the issue of the Notes and (d) no composition in satisfaction of debts, scheme of arrangement, or compromise or arrangement with creditors or members (or any class of creditors or members) will be proposed, sanctioned or approved in relation to either Irish registrant prior to the issue of the Notes.

5

18.

The information disclosed by the Searches was accurate and complete as of the date the Searches were made and has not been altered, and the Searches did not fail to disclose any information which had been delivered for registration but which did not appear from the information available at the time the Searches were made or which ought to have been delivered for registration at that time but had not been so delivered. No additional matters would have been disclosed by searches being carried out since that time.

19.

No proceedings have been or will be instituted or injunction granted against either Irish Registrant to restrain it from issuing or guaranteeing the Notes and the issue or guarantee of the Notes would not be contrary to any state, government, court, state or quasi-governmental agency, licencing authority, local or municipal government body or regulatory authority’s order, direction, guideline, recommendation, decision, licence or requirement.

20.	The absence of fraud and the presence of good faith on the part of all parties to the Documents and their respective officers, employees, agents and advisors.

6

Schedule 3

Qualifications

The opinions in this Opinion are subject to the following qualifications:

1.

A search at the Companies Registration Office is not conclusively capable of revealing whether or not a winding up petition or a petition for the appointment of an examiner, receiver or liquidator has been presented or a resolution passed for the winding up of either Irish Registrant. A search on the Index of Petitions and Winding-up Notices maintained at the Central Office of the High Court of Ireland is not capable of revealing whether or not a receiver has been appointed to either Irish Registrant.

2.

Whilst each of the making of a winding up order, the making of an order for the appointment of an examiner and the appointment of a receiver may be revealed by a search at the Companies Registration Office it may not be filed at the Companies Registration Office immediately and, therefore, our searches at the Companies Registration Office may not have revealed such matters. Similarly whilst a petition to wind up may be revealed by a search on Index of Petitions and Winding-up Notices maintained at the Central Office of the High Court of Ireland, the making of a winding up order may not be filed on the Index immediately and therefore our searches may not have revealed such matters.

3.

The position reflected in the Searches may not be fully up to date (and this risk may be higher while emergency measures introduced by the Irish Government in light of the COVID-19 pandemic remain in place).

4.

The expressions “validly” and “valid and binding” when used in this Opinion mean that the obligations expressed to be assumed are of a type which the courts of Ireland will treat as valid and binding. It does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, enforcement of obligations may be:

(a)

limited by general principles of equity, in particular, equitable remedies (such as an order for specific performance or an injunction) which are discretionary and are not available where damages are considered to be an adequate remedy;

(b)

subject to any limitations arising from examinership, administration, bankruptcy, insolvency, moratoria, receivership, liquidation, reorganisation, court scheme of arrangement, arrangement and similar laws affecting the rights of creditors;

(c)	limited by the provisions of the law of Ireland applicable to contracts held to have been frustrated by events happening after their execution;

(d)

invalidated if and to the extent that performance or observance arising in a jurisdiction outside Ireland would be unlawful, unenforceable, or contrary to public policy or to the exchange control regulations under the law of such jurisdiction;

(e)	invalidated by reason of fraud; and

(f)	barred under the Statutes of Limitations of 1957 of Ireland (as amended from time to time) or may be or become subject to the defence of set-off or counterclaim.

7

5.

The Companies Act prohibits certain steps being taken except with the leave of the court against a company after the presentation of a petition for the appointment of an examiner. This prohibition continues if an examiner is appointed for so long as the examiner remains appointed (maximum period of one hundred days or such period as the court in question may determine). Prohibited steps include steps taken to enforce any security over the company’s property, the commencement or continuation of proceedings or execution or other legal process or the levying of distress against the company or its property and the appointment of a receiver.

6.

Under the provisions of the Companies Act, an examiner can be appointed on a petition to the Circuit Court, if certain criteria are met. It is not possible for anyone other than a party to the relevant proceedings or the solicitors on record for such parties to inspect the Circuit Court files to ascertain whether a petition for the appointment of an examiner has been made in the Circuit Court, and we have made no searches or enquiries in this regard in respect of either Irish Registrant.

7.

A contractual provision conferring or imposing a remedy or an obligation consequent upon default may not be enforceable if it were construed by an Irish court as being a penalty, particularly if it involved enforcing an additional pecuniary remedy (such as a default or overdue interest) referable to such default and which does not constitute a genuine and reasonable pre-estimate of the damage likely to be suffered as a result of the default in payment of the amount in question or the termination in question; further, recovery may be limited by laws requiring mitigation of loss suffered.

8.

An Irish court may not give effect to an indemnity given by any party to the extent it is in respect of legal costs incurred by an unsuccessful litigator or to the extent that it is in respect of litigation costs which are not awarded by the court.

9.

In the event of any proceedings being brought in an Irish court in respect of a monetary obligation expressed to be payable in a currency other than euro, an Irish court would have the power to give a judgment to pay a currency other than euro but may decline to do so in its discretion and an Irish court might not enforce the benefit of currency conversion or indemnity clauses and, with respect to a bankruptcy, liquidation, insolvency, reorganisation or similar proceeding, the law of Ireland may require that all claims or debts be converted into euro at an exchange rate determined by the court as at a date related thereto, such as the date of commencement of a winding up.

10.	This Opinion does not deal with the tax treatment of the issuance, transfer and guarantee of the Notes or any payments in respect of the Notes and the guarantee of the Notes.

11.

Where a party is vested with a discretion or may determine a matter in his or its opinion, the law of Ireland may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds.

12.

The courts of Ireland may interpret restrictively any provision purporting to allow the beneficiary of a guarantee or other suretyship to make a material amendment to the obligations to which the guarantee or suretyship relates without further reference to the guarantor or surety.

13.

An Irish court may not give effect to any provision of a contract which (i) provides for a matter to be determined by future agreement or negotiation or (ii) it considers to be devoid of any meaning, vague or uncertain.

8

14.	A right of set-off provided for in a contract or another document may not be enforceable in all circumstances.

9

Exhibit 5.2

2727 NORTH HARWOOD STREET • DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939 • FACSIMILE: +1.214.969.5100

April 1, 2021

STERIS plc

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

Re:	$675,000,000 of 2.700% Senior Notes due 2031 and $675,000,000 of 3.750% Senior Notes due 2051 of STERIS Irish FinCo Unlimited Company

Ladies and Gentlemen:

We have acted as counsel for STERIS plc, a public limited company incorporated under the laws of Ireland (the “Parent”), STERIS Irish FinCo Unlimited Company, a public unlimited company incorporated under the laws of Ireland (the “Issuer”), STERIS Corporation, an Ohio Corporation (the “Covered Guarantor”), and STERIS Limited, a private limited company organized under the laws of England and Wales (“STERIS Limited,” and together with Parent, the “Non-Covered Guarantors” and the Non-Covered Guarantors, together with the Covered Guarantor, the “Guarantors”), in connection with the issuance and sale of $675,000,000 aggregate principal amount of 2.700% senior notes due 2031 and $675,000,000 aggregate principal amount of 3.750% senior notes due 2051 (collectively, the “Notes”), and the full and unconditional guarantee of the Notes (the “Guarantees”) by the Guarantors, pursuant to the Underwriting Agreement, dated as of March 24, 2021, by and among STERIS Irish FinCo, the Guarantors, and J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., acting as representatives of the several underwriters named therein. The Notes and the Guarantees will be issued pursuant to an indenture, dated as of April 1, 2021 (the “Base Indenture”), by and among the Issuer, the Guarantors and U.S. Bank, National Association, as trustee (the “Trustee”), as amended and supplemented, in respect of the Notes and the Guarantees, by the First Supplemental Indenture, dated as of April 1, 2021 (the “Supplemental Indenture”), by and among the Issuer, the Guarantors and the Trustee (the Base Indenture, as so amended and supplemented by the Supplemental Indenture, the “Indenture”).

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1.	The Notes constitute valid and binding obligations of the Issuer.

2.	The Guarantees constitute valid and binding obligations of the Guarantors.

For purposes of the opinions expressed herein, we have assumed that (i) the Trustee has authorized, executed and delivered the Indenture, (ii) the Notes have been duly authenticated by the Trustee in accordance with the Indenture and (iii) the Indenture is the valid, binding and enforceable obligation of the Trustee.

In rendering the foregoing opinions, we have assumed that (i) each of the Issuer and the Non-Covered Guarantors is a public unlimited company, public limited company or private limited company, as applicable, existing and in good standing (or its equivalent) under the laws of its jurisdiction of incorporation or organization (each, a “Jurisdiction”); (ii) the Indenture, the Notes and the Guarantees, as applicable,(a) have been authorized by all necessary corporate power of the Issuer and the Non-Covered Guarantors and (b) have been executed and delivered by the Issuer and the Non-Covered Guarantors under the laws of the applicable Jurisdiction; and (iii) the execution, delivery, performance and compliance with the terms and provisions of the Indenture, the Notes and the Guarantees of the Non-Covered Guarantors by each of the Issuer and the Non-Covered Guarantors does not violate or conflict with the laws of the applicable Jurisdiction, the provisions of the memorandum and articles of association, articles of incorporation or other governing documents of each of the Issuer and the Non-Covered Guarantors or any rule, regulation, order, decree, judgment, instrument or agreement binding upon or applicable to the Issuer or the Non-Covered Guarantors or their respective properties.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

STERIS plc April 1, 2021 Page 2

The opinions expressed herein are limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or equity.

For purposes of our opinions insofar as they relate to the Guarantors, we have assumed that the obligations of each Guarantor under the Guarantees are, and would be deemed by a court of competent jurisdiction to be, in furtherance of its corporate or other entity purposes, or necessary or convenient to the conduct, promotion or attainment of the business of the respective Guarantor and will benefit the respective Guarantor, directly or indirectly.

As to facts material to the opinions and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of STERIS Irish FinCo, the Guarantors and others. The opinions expressed herein are limited to the laws of the State of New York and the laws of the State of Ohio, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Current Report on Form 8-K dated the date hereof filed by Parent and incorporated by reference into the Registration Statement on Form S-3 (Registration No. 333- 254608) (the “Registration Statement”) filed by STERIS Irish FinCo and the Guarantors to effect the registration of the Notes and the Guarantees under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day

Exhibit 5.3

AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY

SRA NO. 223597

21 TUDOR STREET • LONDON EC4Y ODJ • DX 67 LONDON/CHANCERY

TELEPHONE: +44.020.7039.5959 • FACSIMILE: +44.020.7039.5999

Date	1 April 2021

STERIS plc

STERIS Irish FinCo Unlimited Company

STERIS Corporation

STERIS Limited

c/o STERIS plc

70 Sir John Rogerson’s Quay

Dublin 2

Ireland D02 R296

Re: $675,000,000 of 2.700% Senior Notes due 2031 and $675,000,000 of 3.750% Senior Notes due 2051 of STERIS Irish FinCo Unlimited Company (a public unlimited company incorporated in Ireland, the “Issuer”)

Dear Sirs

1.

We have acted as advisers to STERIS Limited (a company incorporated in England and Wales, the “Company”) as to English law in connection with the issuance and sale of $675,000,000 aggregate principal amount of 2.700% senior notes due 2031 and $675,000,000 aggregate principal amount of 3.750% senior notes due 2051 by the Issuer (collectively, the “Notes”), and the full and unconditional guarantee of the Notes (the “Guarantees”) by STERIS Corporation (an Ohio Corporation), STERIS plc (a public limited company incorporated under the laws of Ireland) and the Company (together the “Guarantors”), pursuant to the Underwriting Agreement, dated as of 24 March 2021, by and among the Issuer, the Guarantors, and J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., acting as representatives of the several underwriters named therein. The Notes and the Guarantees will be issued pursuant to an indenture, dated as of 1 April 2021 (the “Base Indenture”), by and among the Issuer, the Guarantors and U.S. Bank, National Association, as trustee (the “Trustee”), as amended and supplemented, in respect of the Notes and the Guarantees, by the First Supplemental Indenture, dated as of 1 April 2021 (the “Supplemental Indenture”), by and among the Issuer, the Guarantors and the Trustee (the Base Indenture, as so amended and supplemented by the Supplemental Indenture, the “Indenture”).

2.	This opinion letter (the “Opinion”) is delivered to you in connection with the Guarantees.

A LIST OF PARTNERS AND THEIR PROFESSIONAL QUALIFICATIONS IS AVAILABLE AT

21 TUDOR STREET • LONDON, EC4Y ODJ.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

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3.	For the purposes of giving this Opinion we have examined the following documents:

(a)	a signed scanned copy of the Underwriting Agreement dated 24 March 2021;

(b)	a signed scanned copy of the Base Indenture dated 1 April 2021;

(c)	a signed scanned copy of the Supplemental Indenture dated 1 April 2021;

(d)

a copy of the prospectus dated 23 March 2021 (the “Base Prospectus”) as supplemented by the preliminary supplement dated 24 March 2021 (together with the Base Prospectus, the “Preliminary Prospectus”) in respect of the Notes;

(e)	a copy of the Base Prospectus as supplemented by the prospectus supplement dated 24 March 2021 (together with the Base Prospectus, the “Final Prospectus”) in respect of the Notes;

(f)

a copy of the articles of association of the Company certified to us by a director of the Company as being complete and correct and in full force and effect as of the date hereof (the “Articles of Association”); and

(g)	certified copies of circular resolutions of the directors of the Company passed on 19 March 2021 (the “Resolutions”) relating to the Registration Statement.

We have not considered any other documents in connection with this Opinion.

4.	We have only made the following searches and enquiries in England and Wales for the purpose of giving this Opinion:

(a)	an online search on 31 March 2021 and updated on 1 April 2021 of the public documents of the Company kept at Companies House in Cardiff (the “Company Search”); and

(b)	an enquiry by Legalinx Ltd on our behalf on 1 April 2021 in respect of the Company with the Central Registry of Winding-up Petitions at the Companies Court in London (the “Enquiry”).

5.

This Opinion is given only with respect to English law in force and published at the date of this Opinion as applied by the English courts as at the date of this Opinion. We have made no investigation of, and therefore express or imply no opinion as to, the laws of any other jurisdiction or as to the application of English or any other law by any other courts. In particular we express no opinion on European Union law (as retained within English law, following the United Kingdom’s departure from the European Union) as it affects any jurisdiction other than England. To the extent that the laws of any jurisdiction other than England may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws, including the matters contained in the opinion of Jones Day as to matters of New York law. We express no view on the validity of the matters set out in such opinion.

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6.

This Opinion is given on the basis that it and any non-contractual obligations arising out of it are governed by and shall be construed in accordance with English law as at today’s date. The English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Opinion.

7.	For the purposes of giving this Opinion we have, with your consent and without investigation on our part, assumed the following:

(a)	the genuineness of all signatures, stamps and seals and the authenticity and completeness of all documents submitted to us as originals;

(b)

the conformity to the originals of all documents submitted to us in translated, certified, photostatic, electronic or copy form and that where a document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen;

(c)

that the giving of the Guarantees by the Company and the transactions referred to in the Underwriting Agreement and the Indenture Statement have been or will be carried out, by each of the parties in good faith, for bona fide commercial reasons, for the purpose of carrying on their respective businesses (and, in the case of each of the Company, in furtherance of its objects, whether contained in its Articles of Association or otherwise), for the benefit of each of them respectively and on arm’s length commercial terms;

(d)

that the Company has not and will not give any Guarantee in consequence of bad faith, fraud, coercion, duress, misrepresentation or undue influence or in connection with money laundering or any other unlawful activity (including any breach of anti-terrorism, anti-corruption and human rights laws and regulations);

(e)

the truth, accuracy, correctness and completeness in all respects of all information, statements, certifications, acknowledgements, confirmations and representations and warranties (with the exception of representations and warranties on matters on which we have specifically and expressly given our opinion in this Opinion);

(f)

that the Resolutions were duly passed as circular resolutions of the directors of the Company in accordance with the Articles of Association (using the correct procedure), that all of the directors signed the Resolutions, and that the facts on which the Resolutions were based were true and the directors’ decisions were taken in the light of appropriate advice and in good faith and on reasonable grounds for believing that the transactions contemplated thereby would be most likely to promote the success of the Company for the benefit of its members as a whole. The Resolutions have not subsequently been amended, rescinded, revoked or superseded and are in full force and effect;

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(g)	that the information revealed by the Company Search was accurate in all respects and has not since then been altered or supplemented;

(h)	that the information revealed by the Enquiry was accurate in all respects and has not since then been altered or supplemented;

(i)

the Company is able to pay its debts (within the meaning of section 123 of the Insolvency Act 1986) or would otherwise be solvent pursuant to any legislation applicable to it at the time of executing any Guarantee, and will not, as a consequence of executing any Guarantee, become unable to pay its debts within the meaning of that section or otherwise be insolvent pursuant to any applicable legislation;

(j)

the Company’s “centre of main interests” (as that term is used in Article 3(1) of Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (“EU Recast Insolvency Regulation”) as incorporated into English law pursuant to the European Union (Withdrawal) Act 2018 and The Insolvency (Amendment) (EU Exit) Regulations 2019 (SI 2019/146) and in The Cross-Border Insolvency Regulations 2006 (SI 2006/1030) (which implement the UNCITRAL Model Law on Cross-Border Insolvency in the UK) (“Cross-Border Insolvency Regulations”)) is situated in the United Kingdom and it has no “establishment” (as that term is defined in Article 2(10) of the EU Recast Insolvency Regulation and in the Cross-Border Insolvency Regulations) in any other jurisdiction; and

(k)

there is no other fact, matter or document which would affect this Opinion and which was not revealed by the documents which we have reviewed for the purposes of this Opinion or the searches and enquiries made, including, without limitation, whether:

(i)	the Company has passed a resolution for its winding up or dissolution;

(ii)

any proceedings have been commenced or steps taken for the winding up of the Company or for the appointment of any administrator, an administrative receiver or receiver or manager in relation to the Company or any assets or revenue of the Company; and/or

(iii)	any analogous procedure or step described in paragraphs (i) and (ii) above has been taken in any jurisdiction in relation to the Company.

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8.

Based on the assumptions set out in paragraph 8 above and subject to the reservations, qualifications and observations set out in paragraph 10 below and any matters of fact not disclosed to us, we are of the opinion that:

(a)	the Company has been incorporated and registered with limited liability in England and Wales and:

(i)

the Company Search revealed no order or resolution for the winding up of the Company and no notice of appointment in respect of the Company of a liquidator, receiver, administrative receiver or administrator; and

(ii)	the Enquiry indicated that no petition for the winding up of the Company had been presented; and

(b)	the Company has the requisite corporate capacity to provide the Guarantees.

9.	The opinions set out in paragraph 9 above are subject to the following qualifications, reservations and observations:

(a)

We express no opinion as to matters of fact. We have not been responsible for investigating or verifying the accuracy of the facts (including statements of foreign law), or the reasonableness of any statement of opinion or intention, contained in or relevant to any document referred to in this Opinion, or that no material facts have been omitted therefrom.

(b)	The Company Search is not capable of revealing conclusively whether or not:

(i)	a winding up order has been made or a resolution passed for the winding up of a company;

(ii)	an administration order has been made; or

(iii)	a receiver, administrative receiver, administrator, liquidator or moratorium monitor has been appointed,

since notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the public database or recorded on the public microfiches of the relevant company immediately.

In addition, the Company Search is not capable of revealing, prior to the making of the relevant order, whether or not a winding up petition has been presented or an application for an administration order has been made nor will the Company Search conclusively reveal whether a charge or other restriction or prohibition has been created in relation to the real property owned by the relevant party.

(c)

The Enquiry relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding up petition in respect of a compulsory winding up has been presented, since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to current petitions (and not those which may have been subsequently withdrawn or otherwise dealt with).

(d)	We give no opinion as to tax.

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10.

This Opinion is rendered to you and is solely for your benefit in connection with the transactions covered hereby. This Opinion may not be relied upon by you for any other purpose, or furnished to, quoted to or relied upon by any other person, firm or corporation for any purpose, without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this Opinion as Exhibit 5.3 to the Current Report on Form 8-K dated the date hereof and incorporated by reference into the Registration Statement on Form S-3 (Registration No. 333-254608) (the “Registration Statement”) filed by the Issuer and the Guarantors to effect the registration of the Notes and the Guarantees under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement on the basis that:

(a)	such disclosure is on a solely non-reliance basis;

(b)	this Opinion speaks only as of the date hereof; and

(c)

we have no responsibility or obligation to update this opinion letter, to consider its applicability or correctness to any person or entity other than you, or to take into account changes in law, facts or any other developments of which we may later become aware.

In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder

Yours faithfully

/s/ Jones Day